Form 10KSB40, Exhibit 13
period 1996-12-28
BACK YARD BURGERS INC
filed 1997-03-28
CIK 901495

                                                                     EXHIBIT 13

ABOUT THE COMPANY


Back Yard Burgers operates and franchises quick-service restaurants that specialize in charbroiled, freshly prepared, great tasting food. As its name implies, Back Yard Burgers strives to offer the same high quality ingredients and special care typified by outdoor grilling in the back yard. Its menu features gourmet hamburgers, chicken sandwiches and other sandwich items, name brand condiments and beverages, as well as hand-dipped milkshakes, fresh-made lemonade, and fresh-baked cobblers.

The Company's strategy is to "serve the finest food, delight the customer, and create quality relationships." Depending on markets and locations, Back Yard Burgers has a unit format that enables it to pair single or double drive-thru service with in-store dining.


FINANCIAL HIGHLIGHTS
(in thousands, except per share amounts and units)


                                           DECEMBER 28,     DECEMBER 30,      DECEMBER 31,
FOR THE YEAR ENDED                             1996              1995             1994
                                           -------------    -------------     -------------
Restaurant sales                           $      22,281    $      21,196     $      15,606
Total revenues                                    24,041           22,743            17,244
Net income (loss)                                    357           (2,953)              683
Net income (loss) per share:
  Primary                                            .08             (.65)              .20
  Fully diluted                                      .08             (.65)              .15
Weighted average shares outstanding:
  Primary                                          4,543            4,533             3,333
  Fully diluted                                    4,543            4,533             4,533

System-wide sales                          $      49,515    $      43,665     $      36,355
Units in operation:
  Company-owned                                       34               32                26
  Franchised                                          47               36                39
  Total                                               81               68                65

To Our Stockholders:

"For the fifty-two weeks ended December 28, 1996, total revenues rose 5.7% to $24,041,000 compared with $22,743,000 for the prior year. Net income was $357,000 or $.08 per share compared with a net loss of $2,953,000 or $.65 per share in 1995. Excluding special charges (a non-cash charge of $2,564,000 or $.57 per share for impaired assets (related to the adoption of a new accounting standard), as well as a charge of $100,000 related to a note receivable from a former modular building supplier which declared bankruptcy) the net loss for 1995 was $289,000 or $.06 per share. Same-store sales at Company-operated stores were even for the fourth quarter and declined 4.2% for the year. On a system-wide basis, which includes franchised units, same-store sales increased 1.3% for the fourth quarter. For the full year, system wide same-store sales remained slightly negative at 0.2%." (Excerpted from the text of the Company's February 20, 1997 press release, "Back Yard Burgers Reports Fourth Quarter Results.")

At that time my comment was "Although the Company posted a net loss for the quarter, the results were significantly better than the prior year and continued the positive direction reported in the previous two quarters. We continue to be encouraged by the improvement in earnings compared with the prior year. Same-store sales at Company-operated units were flat during the fourth quarter, however, this breaks a string of seven quarters of negative same-store comparisons at Company-operated units. We are continuing our focus on restaurant operations and marketing programs to restore sales growth to acceptable levels." I feel that this excerpt accurately reflects 1996. We are looking forward to 1997.

1997 represents a crucial crossroad for Back Yard Burgers and our system of operators and locations. Sales began to stabilize during 1996 with few exceptions, and Back Yard Burgers is ready to reposition itself as a true "fast casual" dining concept through the conversion of existing double drive-thru locations to more traditional dine-in/drive-thru restaurants. Our product has been superior since inception. Our facility will now better reflect our "fast casual" niche. Finally, we will concentrate on our core strength of serving great tasting food.

Our enthusiasm over the stabilization of sales, plans to convert double drive-thrus to single drive-thrus with indoor dining, wherever possible, and our momentum is high. We sense that we are all on the right train, on the right track and moving in the right direction. In 1997, Back Yard Burgers will capitalize on this momentum. We are taking steps toward aggressive new product development, toward meeting operational goals, and we are using competitive levels of advertising to insure this momentum is sustained.

In 1996, we committed to "raise the bar" by bringing experienced talent on board to move our concept forward. In 1997, we will provide the training, improved operational and promotional programs and create superior customer service. We cannot create and sustain acceptable levels of sales growth without investment. We will Serve it hot! Serve it right! With a smile! We will provide leadership through demonstration.

Back Yard Burgers' strategy for 1997 is in line with the core concept on which this Company is founded. That is delivering high quality, premium products to our guests at a fair price. Our menu and promotional product offerings in 1997 will continue to leverage this strategy. By offering premium products such as the Chili Cheeseburger, Grilled Chicken Club, Blackened Chicken and other premium 1/3 pound burgers and chicken sandwiches served hot off the grill, we will move to position ourselves as THE leader in quality.

Consumers will not find these products at McDonald's, Burger King or Wendy's. We will provide the service they deserve and the quality they demand. Through aggressive marketing, we will educate our points of difference, and consumers will find their way to us. And once they taste the difference hot off the grill, our competitors' products will not compare at any price.

Sincerely,


Lattimore M. Michael
Founder, Chairman and Chief Executive Officer

                         SAFE HARBOR PROVISIONS OF THE
                    PRIVATE SECURITIES LITIGATION REFORM ACT

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain qualifying forward-looking statements. Certain information included herein may contain statements that are forward-looking, such as statements related to financial items and results, plans for future expansion and other business development activities, capital spending or financing sources, capital structure and the effects of regulation and competition. Such forward-looking information involves important risks and uncertainties that could significantly impact anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those described under "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

At December 28, 1996, the Back Yard Burgers system included 81 restaurants. Thirty-four (34) were Company-operated and 47 were franchised.

     The Company's revenues are derived primarily from Company-operated restaurant sales, franchise and area development fees and royalty fees. Certain expenses (cost of restaurant sales, restaurant operating expenses, depreciation and amortization, and advertising) relate directly to Company-operated restaurants, while general and administrative expenses relate to both Company-operated restaurants and franchise operations. The Company's revenues and expenses are affected by the number and timing of the opening of additional restaurants. Sales for new restaurants in the period immediately following their opening tend to be high because of trial by public and promotional activities. As a result, the timing of openings can affect the average volume and other period-to-period comparisons.

RESULTS OF OPERATIONS

The following table sets forth the percentage relationship to total revenues, unless otherwise indicated, of certain items included in the Company's historical operations and operating data for the periods indicated.


                                                FOR THE YEARS ENDED
                                                -------------------
                                       DECEMBER 28,  DECEMBER 30,  DECEMBER 31,
                                           1996          1995          1994
                                           ----          ----          ----

 REVENUES
  Restaurant sales                        92.7%         93.2%         90.5%
  Franchise and area development fees       .7            .8           2.1
  Royalty fees                             4.2           3.8           4.5
  Advertising fees                         1.1           1.0           1.2
  Other operating revenue                  1.3           1.2           1.7
                                         -----         -----          -----
     Total revenue                       100.0%        100.0%         100.0%
                                         =====         =====          =====



                                                  FOR THE YEARS ENDED
                                                  -------------------
                                           DECEMBER 28,  DECEMBER 30,  DECEMBER 31,
                                              1996          1995         1994
                                              ----          ----         ----
COSTS AND EXPENSES
 Cost of restaurant sales (1)                33.3%         35.1%         35.9%
 Restaurant operating expenses (1)           49.5          47.8          42.2
 General and administrative                  11.8          14.4          15.2
 Advertising                                  4.4           4.1           3.9
 Depreciation and amortization                4.6           6.4           5.5
 Impairment of long-lived assets               --          11.3            --
 Operating income (loss)                      2.3         (12.3)          4.7
 Interest income                               .1            .1            .4
 Interest expense                             (.9)         (1.3)          (.3)
 Other, net                                    --            --            .2
 Income (loss) before taxes                   1.5         (13.5)          5.1
 Income tax (benefit) provision (2)            --          (3.5)         22.0
 Net income (loss)                            1.5         (13.0)          4.0

(1)  As a percentage of restaurant sales.
(2)  As a percentage of income before taxes.

     OPERATING DATA
      Restaurant sales (000's)
       Company-operated                         $22,281   $21,196   $15,606
       Franchised                                27,234    22,469    20,749
                                                 ------    ------    ------
       Total                                    $49,515   $43,665   $36,355
                                                =======   =======   =======


     AVERAGE ANNUAL SALES PER RESTAURANT OPEN
     FOR A FULL YEAR (1)
       Company-operated                        $645,000  $651,000  $732,000
       Franchised                              $586,000  $560,000  $582,000
       System-wide                             $615,000  $600,000  $639,000

     NUMBER OF RESTAURANTS (2)
       Company-operated                              34        32        26
       Franchised                                    47        36        39
                                                     --        --        --

        Total                                        81        68        65
                                                     ==        ==        ==


(1) Includes sales for restaurants open for entire trailing twelve-month period. Restaurants are included in the calculation after the completion of six months of operations, as sales during the period immediately after opening tend to be higher due to promotions and trial by public.

(2) Subsequent to December 28, 1996, one Company-operated restaurant was converted to a franchised restaurant and two restaurants were closed (one Company-operated and one franchised).

COMPARISON OF YEAR ENDED DECEMBER 28, 1996
TO YEAR ENDED DECEMBER 30, 1995

RESTAURANT SALES increased 5.1% to $22,281,000 during 1996 compared to $21,196,000 during 1995. This increase is primarily the result of a price increase of approximately 3.5% effective at the beginning of the 1996 third quarter and the opening of five new Company-operated restaurants subsequent to January 1, 1995 and the acquisition of three franchised restaurants subsequent to June 30, 1995. The price increase and the new restaurants accounted for approximately $2,175,000 in sales. These increases were partially offset by decreases in same-store sales of approximately $1,090,000.

FRANCHISE AND AREA DEVELOPMENT FEES were $175,000 during 1996, a decrease of 9.8% from $194,000 in 1995. Eleven new franchised restaurants were opened in 1996, as compared to seven new franchised units opened in 1995. This increase in franchised restaurant openings was offset by a decrease of approximately $60,000 from fees recognized from franchise and area development agreements which expired in 1995.

ROYALTY FEES increased 17.6% to $1,011,000 during 1996, compared to $860,000 in 1995. The increase is due to an increase in franchised restaurant sales upon which the fees are based. The sales increase resulted primarily from a net increase of 11 franchised restaurants. Eleven franchised restaurants were opened and none closed during 1996. Additionally, comparable same-store sales at franchised restaurants open for more than one year increased 3.7%, representing an increase in royalty fees of approximately $21,000.

ADVERTISING FEES increased 19.5% to $264,000 in 1996, from $221,000 in the prior year. This increase is related to the increase in franchised restaurants' sales as noted above.

COST OF RESTAURANT SALES, consisting of food and paper costs, totaled $7,429,000 for 1996 and $7,431,000 during 1995, decreasing as a percentage of restaurant sales to 33.3% from 35.1% in 1995. This percentage decrease is due primarily to decreases in the cost of beef and certain other raw ingredients from the prior year. Additionally, a price increase at the beginning of the 1996 third quarter resulted in a decreased percentage cost of restaurant sales of approximately 0.6%. These decreases were partially offset by increases in the costs of bacon, certain produce, dairy products and most paper items.

RESTAURANT OPERATING EXPENSES, consisting of labor, supplies, utilities, rent and certain other unit level operating expenses, increased to $11,032,000 for 1996 from $10,085,000 in 1995. This represents an increase as a percentage of restaurant sales to 49.5% for 1996 from 47.8% in 1995. The increase, as a percentage of sales, relates primarily to a) an increase in labor costs of approximately 1.0% as a percentage of restaurant sales, representing approximately $223,000, as a result of increasing employee counts to appropriate levels; and b) a decrease in same-store sales at existing restaurants of 4.2% which results in expenses of a fixed and semi-variable nature, such as store management payroll, repairs, rent, utilities, taxes and insurance, representing a greater percentage of sales.

GENERAL AND ADMINISTRATIVE COSTS which decreased to $2,840,000 for 1996 from $3,059,000 in 1995, decreased as a percentage of total revenue in 1996 to 11.8% from 14.4% in 1995. The decrease, as a percentage of total revenues, is primarily the result of increased sales and royalty fees combined with decreases in bad debts, legal and investor relations expenses of approximately 0.3%, 0.2% and 0.2%, respectively. Additionally, efficiencies were realized by the addition of eight Company-operated restaurants (five new restaurants and three franchised restaurants converted to Company-operated) and a net increase of 11 franchised restaurants without a corresponding increase in corporate administrative expense.

ADVERTISING EXPENDITURES which increased to $1,066,000 for 1996 from $940,000 in 1995, increased as a percentage of total revenues to 4.4% for 1996 from 4.1% in 1995. The increase as a percentage of total revenues is the result of aggressive advertising efforts to improve the Company's name recognition and to offset, to the extent possible, the effect of competitors' marketing programs in the Company's existing marketing areas.

INTEREST EXPENSE which decreased to $228,000 for 1996 from $295,000 in 1995, decreased as a percentage of total revenues to 0.9% for 1996 from 1.3% in 1995. The decrease as a percentage of total revenues is due primarily to the conversion of financing leases to ground leases for two Company-operated restaurant locations. This resulted in payments recorded as rent expense in 1996 that were recorded as interest expense in 1995.

INCOME TAXES were $0, compared to a benefit of $107,000 in 1995. During the second quarter of 1995, the Company fully reversed a deferred tax asset valuation allowance established during 1993. This reversal had the effect of significantly reducing income tax expense for 1995. The Company recorded a provision for income taxes at the full statutory rate in both the third and fourth quarters of 1995. In the fourth quarter of 1995, as a result of the 1995 operating loss, the Company established a deferred tax asset valuation allowance and reversed the deferred tax liability previously recorded, which resulted in a tax benefit of $107,000. The income taxes were $0 for 1996 due to the release of a portion of the valuation allowance provision discussed above.


COMPARISON OF YEAR ENDED DECEMBER 30, 1995
TO YEAR ENDED DECEMBER 31, 1994

RESTAURANT SALES increased 35.8% to $21,196,000 during 1995 compared to $15,606,000 during 1994. This increase is due to: a) four new Company-operated restaurants which were opened during 1995 and accounted for approximately $2,141,000 in sales, b) the acquisition of one franchised restaurant on December 31, 1994 and three franchised restaurants during the first half of 1995 which accounted for approximately $1,537,000 in sales and, c) ten Company-operated restaurants which were opened during 1994 and accounted for approximately $3,005,000 in additional sales as a result of being open for the entire year. These increases were partially offset by a decrease in same-store sales at stores open for more than one year of approximately 10.9%, or $1,093,000.

FRANCHISE AND AREA DEVELOPMENT FEES were $194,000 during 1995, a decrease of 47.0% from $366,000 in 1994. Seven new franchised restaurants were opened in 1995, as compared to sixteen new franchised units opened in 1994. Additionally, there was a decrease of approximately $25,000 from 1994 in fees recognized from franchise and area development agreements which expired.

ROYALTY FEES increased 10.7% to $860,000 during 1995, compared to $777,000 in 1994. During 1995, three franchised restaurants were converted to Company-operated restaurants. Although there was a net decrease of three franchised restaurants during 1995, compared to a net increase of four during 1994, the new franchised restaurants achieved higher sales levels than the franchised restaurants which closed, thereby increasing the base on which royalty fees are calculated.

ADVERTISING FEES increased 8.3% to $221,000 in 1995, from $204,000 in the prior year. This increase is related to the increase in franchised restaurants' sales levels as noted above.

COST OF RESTAURANT SALES includes food and paper supplies and decreased as a percentage of restaurant sales to 35.1% ($7,431,000) during 1995, compared to 35.9% ($5,600,000) in 1994. This decrease is due primarily to a decrease in the cost of beef and chicken of approximately 9.0% and 4.0%, respectively, from the prior year. However, this decrease was offset in part by increases in the cost of certain dessert and produce items.

RESTAURANT OPERATING EXPENSES, which include all other unit-level expenses comprised primarily of labor, supplies and occupancy costs, increased as a percentage of restaurant sales in 1995 to 47.6% ($10,085,000) of revenues compared to 42.2% ($6,589,000) in 1994. This increase is due primarily to: a) higher labor costs in the Nashville market where three Company-operated restaurants have opened since October 1, 1994, and an overall increase in labor cost of approximately 2.8% in salaries as a percentage of restaurant sales due to tightening labor markets in areas where the Company operates restaurants, b) an increase in promotional activities at the restaurants of .8% of restaurant sales, c) an increase in repairs and maintenance of .8% of restaurant sales, and
d) a decrease in same-store sales at existing restaurants resulting in higher expenses as a percentage of restaurant sales due to the fixed and semi-variable nature of certain expenses such as rent and utilities.

GENERAL AND ADMINISTRATIVE COSTS decreased as a percentage of total revenue in 1995 to 14.4% ($3,059,000) of revenues compared to 15.2% ($2,613,000) in 1994.
This decrease is the result of the economies of scale in adding additional restaurants without a corresponding pro-rata increase in administrative costs.

ADVERTISING EXPENDITURES increased to 4.1% ($940,000) of sales in 1995 from 3.9% ($681,000) in 1994. This increase is the result of an increase in advertising efforts to increase the Company's name recognition and to offset, to the extent possible, the effect of competitors' marketing programs in the Company's existing marketing areas.

INCOME TAXES provided a benefit of $107,000 in 1995, compared to an expense of $193,000 in 1994. During the second quarter of 1994, the Company fully reversed a deferred tax asset valuation allowance established during 1993. This reversal had the effect of significantly reducing income tax expense for 1994. The Company recorded a provision for income taxes at the full statutory rate in both the third and fourth quarters of 1994. In the fourth quarter of 1995, as a result of the 1995 operating loss, the Company established a deferred tax asset valuation allowance and reversed the deferred tax liability previously recorded, which resulted in a tax benefit of $107,000.

ACQUISITIONS

Effective October 16, 1996, the Company purchased a franchised restaurant in Ft. Smith, Arkansas and converted it to a Company-operated restaurant. The purchase price was approximately $150,000 which included approximately $93,000 of indebtedness assumed. This debt had been guaranteed by the Company and is collateralized by the assets and leasehold interest of a Back Yard Burgers restaurant in Little Rock, Arkansas. On February 23, 1997, this restaurant was converted to a franchised restaurant through an operating lease agreement for the restaurant facility.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews the carrying values of its long-lived and intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. A new cost basis is established for impaired assets based on the fair value of these assets as of the date the assets are determined to be impaired.
     In 1995, certain of the Company's restaurants in the central Arkansas area experienced significant declines in operating performance. Based upon market conditions for these restaurants and an analysis of projected undiscounted future cash flows, the Company determined that the carrying amount of certain long-lived assets of these restaurants may not be recoverable. The resultant calculated impairment of long-lived assets necessitated a write-down of $2.56 million as follows: 1) $1.27 million of goodwill which represented the excess of cost over net assets, related to these restaurants, of the acquisition of a franchisee's five restaurants and area development rights in central Arkansas on October 1, 1993 and 2) $1.29 million of buildings, building and site improvements and equipment for these restaurants.

LIQUIDITY AND CAPITAL RESOURCES

Capital expenditures totaled $863,000 for 1996, $2,404,000 for 1995 and $5,576,000 for 1994. Generally, the Company constructs its restaurant buildings on leased properties for its Company-operated restaurants. The average monthly lease cost for the 23 Company-operated restaurants on leased sites is approximately $2,900 per month. For the nine restaurants where the Company leases the building as well as the site, the average monthly cost is approximately $4,500 per month.
     Cash from operations for the Company is primarily affected by net earnings adjusted for deferred franchise fees and non-cash expenses which consist primarily of depreciation and amortization and, in 1995, a charge for impaired assets related to the adoption of a new accounting standard. Depreciation and amortization totaled $1,112,000 for 1996, $1,460,000 for 1995 and $952,000 for
1994. This increase relates to the addition of buildings, equipment and other depreciable items resulting from the addition of one Company-operated restaurant in 1996, four in 1995 and ten in 1994. The charge for impaired assets totaled $2,564,000 in 1995, as noted above.
     Cash from operations totaled $1,596,000, $1,044,000 and $1,436,000 for 1996, 1995 and 1994. Since January 1, 1994, cash from operations, debt and the Company's 1993 stock offerings have been used for the additions of restaurants and equipment.
     On October 4, 1996, the Company received a commitment (the "Commitment") from a leasing company for a loan transaction. The Commitment provides the Company with up to $2,000,000 and bears interest of approximately 13.0%. The commitment is secured by certain real and personal property to be constructed and/or acquired with the commitment proceeds. There are no borrowings outstanding under the Commitment at December 28, 1996.
     On January 23, 1997, the Company entered into a loan agreement with a financial institution (the "Agreement"). The Agreement provides the Company with a loan commitment of up to $765,000 and bears interest at prime rate plus 1%. The Agreement is secured by real and personal property to be constructed and/or acquired with the proceeds of the Agreement.

     The Company believes that it currently has sufficient resources to fund anticipated capital expenditures of approximately $3,000,000 during 1997.
These resources include the borrowing commitments described above in addition to the Company's internally generated cash flow. Additional growth in 1998 may require the Company to obtain additional debt or equity financing.

SEASONALITY AND INFLATION

While the Company does not believe that seasonality affects its operations in a materially adverse manner, first quarter results will generally be lower than other quarters due to seasonal climate conditions in the locations of many of its restaurants. Management does not believe that inflation has had a material effect on income during 1996. Increases in food, labor or other operating costs could adversely affect the Company's operations. In the past, however, the Company generally has been able to increase menu prices or modify its operating procedures to substantially offset increases in its operating costs.

CONVERSION OF PREFERRED STOCK

In accordance with the provisions of the Company's Certificate of Incorporation regarding preferred stock, as a result of the Company's having attained after-tax net income in excess of $600,000 during 1994, each share of preferred stock is convertible into one share of common stock, at the option of the holder. The Company has notified preferred stockholders of their right to convert preferred stock to common stock and anticipates that all shares of preferred stock will be converted. Such conversion began on April 5, 1995, at which time there were 1,199,979 shares of preferred stock outstanding. As of December 28, 1996, 890,473 shares had been converted.

ACCOUNTING FOR STOCK-BASED COMPENSATION

During 1996, the Company adopted SFAS 123, Accounting for Stock-Based Compensation. Under the provisions of SFAS 123, companies can elect to account for stock-based compensation plans using a fair-value based method or continue measuring compensation expense for those plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations. The Company elected to continue using the intrinsic value method to account for its stock-based compensation plans, therefore there was no impact on the Company's financial position or results of operations from adopting this standard.

KNOWN TRENDS AND UNCERTAINTIES

Labor will continue to be a critical factor through 1997. In most areas where the Company operates restaurants, there is a shortage of suitable labor. This, in itself, could result in higher wages as the competition for employees intensifies, not only in the restaurant industry, but in practically all retail and service industries. It will be crucial for the Company to develop programs to attract and retain quality employees. On October 1, 1996, the minimum wage was increased from $4.25 per hour to $4.75 per hour. The impact of this increase in the minimum wage was to increase personnel costs by approximately $20,000 on an annualized basis. The second phase of the minimum wage law will go into effect on September 1, 1997 and will increase the minimum wage to $5.15 per hour. This increase could have a negative impact on operating margins.
     During 1996, the price of beef and chicken, the largest single component of the cost of restaurant sales, was below prices of recent years. Management of the Company expects beef and chicken prices to rise at some time in the future, and that it will be difficult to raise menu prices to fully cover these anticipated increases due to the competitive state of the quick-service restaurant industry. Additional margin improvements would have to be made through operational improvements, equipment advances and increased volumes to help offset these potential increases.
     Due to the competitive nature of the restaurant industry, site selection will become even more difficult as an increasing number of businesses will be vying for locations with similar characteristics. This could result in higher occupancy costs for prime locations.
     Same-store sales declined 4.2% during 1996, an improvement from the decline of 10.9% experienced in 1995. The Company implemented a new marketing strategy focused on increasing customer awareness and improving store-level margins. Should same-store sales improvement falter during 1997, the Company is prepared to become more aggressive in marketing activities.
     The future success of the Company will be determined, to a great extent, by the ability to positively address these issues.

BACK YARD BURGERS, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
===============================================================================


                                                                     DECEMBER 28,     DECEMBER 30,
                                                                         1996             1995
                                                                     ------------     ------------
ASSETS
Cash and cash equivalents                                              $  1,101         $    528
Receivables, less allowance for doubtful accounts of
$130 ($67 in 1995)                                                          363              259
Inventories                                                                 150              167
Income taxes refundable                                                      --               22
Prepaid expenses and other current assets                                    31              174
                                                                       --------         --------
   Total current assets                                                   1,645            1,150

Note receivable                                                              30                8
Property and equipment, at depreciated cost                               8,131            8,128
Intangible assets                                                         1,561            1,664
Other assets                                                                205              199
                                                                       --------         --------
                                                                       $ 11,572         $ 11,149
                                                                       ========         ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable                                                       $    564         $    327
Accrued expenses                                                            507              511
Current installments of long-term debt                                      328              232
                                                                       --------         --------
   Total current liabilities                                              1,399            1,070

Long-term debt, less current installments                                 1,831            2,066
Other deferred liabilities                                                  110               85
Deferred franchise and area development fees                                122              200
                                                                       --------         --------
   Total liabilities                                                      3,462            3,421
                                                                       --------         --------


Commitments and contingencies (Notes 6, 7 and 9)

Stockholders' equity
  Preferred stock, $.01 par value; 2,000,000 shares authorized;
  309,506 shares issued and outstanding in 1996
  (329,415 in 1995)                                                           3                3
  Common stock, $.01 par value; 12,000,000
  shares authorized; 4,240,766 shares issued
  and outstanding in 1996 (4,205,531 in 1995)                                42               42
  Paid-in capital                                                         9,956            9,931
  Retained deficit                                                       (1,891)          (2,248)
                                                                       --------         --------
   Total stockholders' equity                                             8,110            7,728
                                                                       --------         --------
                                                                       $ 11,572         $ 11,149
                                                                       ========         ========



          See accompanying notes to consolidated financial statements.
                                       8

BACK YARD BURGERS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
===============================================================================



                                                                  YEARS ENDED
                                                  --------------------------------------------
                                                  DECEMBER 28,     DECEMBER 30,    DECEMBER 31,
                                                      1996            1995             1994
                                                      ----            ----             ----
Revenues:
 Restaurant sales                                   $ 22,281         $ 21,196         $ 15,606
 Franchise and area development fees                     175              194              366
 Royalty fees                                          1,011              860              777
 Advertising fees                                        264              221              204
 Other                                                   310              272              291
                                                    --------         --------         --------
     Total revenues                                   24,041           22,743           17,244
                                                    --------         --------         --------

Expenses:
 Cost of restaurant sales                              7,429            7,431            5,600
 Restaurant operating expenses                        11,032           10,085            6,589
 General and administrative                            2,840            3,059            2,613
 Advertising                                           1,066              940              681

 Depreciation and amortization                         1,114            1,460              952
 Impairment of long-lived assets                        --              2,564             --
                                                    --------         --------         --------
     Total expenses                                   23,481           25,539           16,435
                                                    --------         --------         --------
     Operating income (loss)                             560           (2,796)             809

 Interest income                                          16               20               75
 Interest expense                                       (228)            (295)             (48)
 Other, net                                                9               11               40
                                                    --------         --------         --------
     Income (loss) before income taxes                   357           (3,060)             876

Income tax provision (benefit)                          --               (107)             193
                                                    --------         --------         --------
Net income (loss)                                   $    357         $ (2,953)        $    683
                                                    ========         ========         ========

Income (loss) per share:
 Primary                                            $    .08         $  (0.65)        $   0.20
                                                    ========         ========         ========
 Fully diluted                                      $    .08         $  (0.65)        $   0.15
                                                    ========         ========         ========
Weighted average number of common shares and
 common equivalent shares outstanding:
 Primary                                               4,543            4,533            3,333
                                                    ========         ========         ========
 Fully diluted                                         4,543            4,533            4,533
                                                    ========         ========         ========





          See accompanying notes to consolidated financial statements.
                                       9

BACK YARD BURGERS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
===============================================================================



                                 PREFERRED STOCK        COMMON STOCK              RETAINED
                               ------------------    ----------------   PAID-IN   EARNINGS
                               SHARES      AMOUNT    SHARES    AMOUNT   CAPITAL   (DEFICIT)   TOTAL
                               ------      ------    ------    ------   -------   ---------   -----

Balance at January 1, 1994     1,199,979   $12       3,332,553   $33     $9,820   $    22     $9,887

Recognition of tax effect
of stock option exercise                                                    108                  108
Net income                                                                            683        683
                               ---------    --       ---------   ---     ------   -------     ------
Balance at December 31, 1994   1,199,979    12       3,332,553    33      9,928       705     10,678

Conversion of preferred stock   (870,564)   (9)        870,564     9
Exercise of stock options                                  100
Employee stock purchases                                 2,314                3                    3
Net loss                                                                           (2,953)    (2,953)
                               ---------    --       ---------   ---     ------   -------     ------
Balance at December 30, 1995     329,415     3       4,205,531    42      9,931    (2,248)     7,728

Conversion of preferred stock    (19,909)               19,909                                     -
Exercise of stock option                                 2,400                4                    4
Employee stock purchases                                12,926               21                   21
Net income                                                                            357        357
                               ---------    --       ---------   ---     ------   -------     ------
Balance at December 28, 1996     309,506    $3       4,240,766   $42     $9,956   $(1,891)    $8,110
                               =========    ==       =========   ===     ======   =======     ======






          See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
===============================================================================

                                                                            YEARS ENDED
                                                             --------------------------------------------
                                                             DECEMBER 28,   DECEMBER 30,     DECEMBER 31,
                                                                 1996            1995           1994
                                                                 ----            ----           ----
 Cash flows from operating activities:
   Net income (loss)                                          $   357         $(2,953)        $   683
   Adjustments to reconcile net income (loss)
     to net cash provided by operating activities:
       Depreciation and amortization of property
       and equipment                                              939             979             617
       Impairment of long-lived assets                             --           2,564              --
       Deferred income taxes                                       --            (107)            175
       Amortization of intangible assets                          103             175             172
       Amortization of preopening costs                            70             209             163
       Provision for losses on receivables                        119             174             185
       Gain on sale of assets                                      (3)             --              --
       (Increase) decrease in assets
        Receivables                                              (275)            (82)            (92)
        Inventories                                                17             (15)            (55)
        Prepaid expenses and other current assets                  73             (68)           (360)
        Income taxes refundable                                    22              20             (42)
        Other assets and notes receivable                          (6)             (2)            120
       Increase (decrease) in liabilities
        Accounts payable and accrued expenses                     233             120             103
        Other deferred liabilities                                 25              25               4
        Deferred franchise and area development fees              (78)              5            (237)
                                                              -------         -------         -------
       Net cash provided by operating activities                1,596           1,044           1,436
                                                              -------         -------         -------
 Cash flows from investing activities:
   Additions to property and equipment                           (863)         (1,980)         (5,576)
   Proceeds from sale of property and equipment                    45             916               5
   Sales of certificates of deposit                                --              --           4,061
   Investment in joint ventures                                    --            (100)            (50)
   Acquisitions of businesses, net of cash acquired                --            (424)             --
                                                              -------         -------         -------
       Net cash used in investing activities                     (818)         (1,588)         (1,560)
                                                              -------         -------         -------
 Cash flows from financing activities:
   Issuance of stock                                               21               3              --
   Principal payments on long-term
    debt and capital leases                                      (230)           (206)           (147)
   Proceeds from issuance of long-term debt                        --             856             600
   Proceeds from exercise of stock options                          4              --              --
                                                              -------         -------         -------
      Net cash provided (used) by financing activities           (205)            653             453
                                                              -------         -------         -------
      Net increase in cash and cash equivalents                   573             109             329
Cash and cash equivalents:
  Beginning of year                                               528             419              90
                                                              -------         -------         -------
  End of year                                                 $ 1,101         $   528         $   419
                                                              =======         =======         =======
Supplement disclosure of cash flow information:
  Income taxes paid (received)                                $   (22)        $   (24)        $    60
                                                              =======         =======         =======
  Interest paid                                               $   228         $   294         $    40
                                                              =======         =======         =======



          See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY. Back Yard Burgers, Inc. (the "Company") owns and operates quick-service restaurants and is engaged in the sale of franchises in Back Yard Burgers and the collection of royalties based upon related franchise sales.
The Company grants franchise rights for the use of "Back Yard Burgers," "BYB" or "BY Burgers" trade names and other associated trademarks, signs, emblems, logos, slogans and service marks which have been or may be developed. At December 28, 1996, the Company operated 34 restaurants in four states (Arkansas, Mississippi, Tennessee and Texas) and franchised 47 restaurants in 16 states.

CONSOLIDATION POLICY. The financial statements include the accounts of Back Yard Burgers, Inc. and its wholly owned subsidiaries, Little Rock Back Yard Burgers, Inc. and Atlanta Burgers BYB Corporation as well as Back Yard Burgers National Advertising Fund. Significant intercompany transactions have been eliminated.

FISCAL YEAR. The Company maintains its financial records on a 52-53 week fiscal year ending on the Saturday closest to December 31.

USE OF ESTIMATES. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS. The Company considers cash on hand, deposits in banks and short-term investments with an original maturity of less than three months as cash and cash equivalents for purposes of the statement of cash flows.

INVENTORIES. Inventories primarily consist of food and beverage products and are valued at the lower of cost or market; cost is determined by the first-in, first-out ("FIFO") method.

INCOME TAXES. Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting basis and income tax basis of the Company's assets and liabilities.

FRANCHISE AND AREA DEVELOPMENT FEE INCOME. Franchise fees are recognized as revenue when substantially all of the initial services required of the Company have been performed, which generally coincides with the opening of the franchises. Such services include training and assistance with site location, equipment vendors, structural design and operation policies. Area development fees arise when franchisees are awarded the right to develop, own and operate additional Back Yard Burgers restaurants in specific geographical areas pursuant to the terms of an Area Development Agreement. Such fees are based on the number of restaurants the franchisee expects to develop. These fees are included as revenue in accordance with the franchise fee recognition policy as each additional restaurant is opened.

Under the terms of the franchise and area development agreements, the fees are non-refundable and may be recognized as revenue should the franchisee fail to perform as agreed. Commission costs associated with the sales of franchise and area development rights are expensed when related revenues are recognized.

ROYALTY AND ADVERTISING FEE INCOME. As part of its franchise agreements, the Company receives a percentage of each unit's gross sales (generally 4%). The franchise agreements also provide that franchisees are required to pay an additional 1% of gross sales to the National Advertising Fund (see Note 11). These fees are recorded on the accrual basis of accounting.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================

RESTAURANT OPERATING EXPENSES. Restaurant operating expenses include all costs associated with the operation of the restaurant except corporate overhead, advertising, depreciation and amortization.

DEPRECIATION.   Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold costs and improvements are amortized over the lesser of their estimated useful lives or the remaining lease term. The average depreciable lives are as follows: building and improvements - 15 to 18 years; fixtures and equipment - 5 to 7 years; and transportation vehicles - 3 to 5 years.

PREOPENING COSTS. Preopening costs consist of incremental amounts directly associated with opening a new restaurant. These costs, which principally include the initial hiring and training of employees, store supplies and other expendable items, are capitalized and amortized over the twelve-month period following the restaurant opening. Unamortized preopening costs totaled $12,000 and $58,000 at December 28, 1996 and December 30, 1995, respectively.

ADVERTISING COSTS. Advertising costs, including production costs, are charged to expense as incurred on the first date of the advertising period.

INTANGIBLE ASSETS. Intangible assets consist of the excess of the cost of acquired companies and assets over the values assigned to net tangible assets. These intangibles are being amortized by the straight-line method over an 18-year period. Accumulated amortization totaled $334,000 at December 28, 1996 and $231,000 at December 30, 1995, after taking into account the impairment discussed below.

At each balance sheet date, the Company assesses whether there has been an impairment in the value of such intangibles by determining whether projected undiscounted future cash flows from operations for each restaurant, as defined in Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, exceeds its net book value as of the assessment date. At December 30, 1995, $1,266,000 of intangible assets were written down to their fair value due to an impairment recognized in the fourth quarter of 1995 (see Note 12).

PREFERRED STOCK. In accordance with the provisions of the Company's Certificate of Incorporation regarding preferred stock, as a result of the Company's having attained after-tax net income in excess of $600,000 during 1994, each share of preferred stock is convertible into one share of common stock, at the option of the holder. The Company has notified preferred stockholders of their right to convert preferred stock to common stock, and anticipates that all shares of preferred stock will be converted. Such conversion began on April 5, 1995 at which time there were 1,199,979 shares of preferred stock outstanding. As of December 28, 1996, 890,473 shares had been converted.

NET INCOME PER SHARE. The Company calculates earnings per share based on the weighted average number of common shares and common equivalent shares outstanding. Common equivalent shares represent dilutive stock options and warrants, reduced by the number of shares which could be repurchased at the average fair market value during the year with the proceeds of the options and warrants.


NOTE 2 - ACQUISITIONS

Effective January 31, 1995, the Company entered into an agreement with a franchisee for the purchase of the franchisee's sole unit in Austin, Texas for $335,000 in cash. As part of the agreement, the franchisee agreed to surrender all area development rights and withdraw all legal claims brought against the Company. The fair market value of the restaurant exceeded the purchase price and the entire payment was allocated to the fixed assets acquired.


Effective June 30, 1995, the Company entered into an agreement with a franchisee for the purchase of the

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================

franchisee's two units in Nashville, Tennessee for approximately $89,000 in cash and the assumption of $451,500 in debt. The purchase price paid in excess of the fair value totaling $195,000 was recorded as goodwill and is being amortized over an 18-year period. The assumption of $451,500 in debt is considered a noncash transaction, and, therefore, the debt and a corresponding amount of fixed assets acquired have been excluded from the Statement of Cash Flows.


NOTE 3 - ACCOUNTS RECEIVABLE

Corporate receivables and National Advertising Fund receivables represent amounts due from franchisees for contractual obligations and for product purchases. A summary of accounts receivable follows (in thousands):

                                          DECEMBER 28,  DECEMBER 30,
                                          ------------  ------------
                                             1996            1995
                                             -----           ----

   Corporate receivables                      $205           $160
   National Advertising Fund receivables        70             61
   Loan receivable from officer                 30             30
   Other                                       188             75
                                              ----           ----

                                               493            326
   Allowance for doubtful receivables         (130)           (67)
                                              ----           ----

                                              $363           $259
                                              ====           ====


NOTE 4 - PROPERTY AND EQUIPMENT

Summaries of property and equipment follow (in thousands):

                                            DECEMBER 28, DECEMBER 30,
                                           ------------ -------------
                                               1996          1995
                                              -------       -------
   Land                                        $1,102        $1,102
   Buildings                                    2,914         2,718
   Building and site improvements               2,800         2,627
   Equipment                                    3,788         3,529
   Automobiles                                    174           190
   Construction in progress                       180             -
                                               ------        ------

                                               10,958        10,166
   Accumulated depreciation and amortization   (2,827)       (2,038)
                                               ------        ------

                                               $8,131        $8,128
                                               ======        ======

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================

NOTE 5 - INDEBTEDNESS

Long-term debt is secured by property and equipment with a net book value aggregating $2,762,000 and guaranteed by the personal endorsements of certain stockholders. The balances consist of the following (in thousands):


                                                               DECEMBER 28,    DECEMBER 30,
                                                               ------------    -----------
                                                                   1996           1995
                                                                  ------         ------
 Note payable to a financial institution, payable in monthly installments of $7,500 including interest at 9.5% with a
  final payment of $18,292 on November 15, 1997                     $89           $166
 Note payable to a financial institution, payable in monthly installments of $5,258 including interest at 9.8% with a
  final payment of $65,081 on March 8, 1997                          74            127
 Note payable to a financial institution, payable in
  monthly installments of $1,626 including interest
  through September 17, 2003, interest at prime
  plus 1.5% (10.0% at 12/31/96)                                     108            113
 Financing lease transaction to Lester's Back Yard
  Burgers Joint Venture I (see Note 6), payable in monthly
  installments of $6,500 through November 15, 2009 (effective
  interest rate is 12.0%)                                           563            582
 Financing lease transaction to Lester's Back Yard
  Burgers Joint Venture II (see Note 6), payable in monthly
  installments of $7,009 through March 1, 2010 (effective
  interest rate is 12.0%)                                           615            633
 Note payable to a financial institution, payable in monthly installments of $3,311 including interest at 9.8% with a
  final payment of $219,893 on March 17, 1997                       224            241
 Note payable to a financial institution, payable in monthly installments of $2,264 including interest at 7.0% with a
  final payment of $18,770 on November 1, 2000                      100            117
 Note payable to a financial institution, payable in monthly installments of $4,321 including interest at 10.0% with a
  final payment of $205,979 on June 30, 2000                        298            317
 Note payable to an individual, payable in monthly installments of $3,244 including interest at 8.0% with a final payment of
  $74,976 on June 1, 1997                                            88              -
 Other notes payable                                                  -              2

                                                                  2,159          2,298
                                                                 ------         ------
 Less current installments                                          328            232
                                                                 ------         ------

     Total                                                       $1,831         $2,066
                                                                 ======         ======

Due to the Company's intent and ability to refinance $298,000 of debt, which matures in March 1997, this amount is classified as long-term. The principal maturities of all long-term debt subsequent to 1997 are as follows: $136,000 in 1998; $122,000 in 1999; $332,000 in 2000; $79,000 in 2001 and $1,162,000
thereafter.

On December 20, 1995, the Company and a financial institution entered into a Line of Credit Agreement (the "Agreement"). The Agreement provides the Company with a line of credit commitment of up to $250,000 and bears interest at prime rate plus 1%. The Agreement extends one year and borrowings under the Agreement are subject to a borrowing base, as defined. The Agreement is secured by a first position security interest in accounts

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================

receivable and a $75,000 certificate of deposit. There were no borrowings outstanding under the Agreement at December 28, 1996.

On October 4, 1996, the Company received a commitment (the "Commitment") from a leasing company for a loan transaction. The Commitment provides the Company with up to $2,000,000 and bears interest of approximately 13.0%. The Commitment is secured by certain real and personal property to be constructed and/or acquired with the commitment proceeds. There are no borrowings outstanding under the Commitment at December 28, 1996.

On January 23, 1997, the Company entered into a loan agreement with a financial institution (the "Agreement"). The Agreement provides the Company with a loan commitment of up to $765,000 and bears interest at prime rate plus 1%. The Agreement is secured by real and personal property to be constructed and/or acquired with the proceeds of the Agreement.

NOTE 6 - INVESTMENT IN JOINT VENTURES

In November 1994, the Company invested $50,000 for a 23% interest in Lester's Back Yard Burgers Joint Venture I ("JV I"). JV I purchased one building and the related land from the Company for $600,000. No gain or loss was recorded in connection with the sale. The Company entered into a long-term lease with JV I for the building and the property for purposes of operating a Back Yard Burgers restaurant. The transaction was accounted for as a financing lease and the fixed assets are recorded in the Company's balance sheet along with the present value of the future lease commitments. The Company has guaranteed 23% ($79,000 at December 28, 1996) of the long-term debt that JV I obtained to finance the purchase.

In March 1995, the Company invested $50,000 for a 23% interest in Lester's Back Yard Burgers Joint Venture II ("JV II"). JV II purchased one building and the related land from the Company for $647,000. No gain or loss was recorded in connection with the sale. The Company entered into a long-term lease with JV II for the building and the property for purposes of operating a Back Yard Burgers restaurant. The transaction was accounted for as a financing lease and the fixed assets are recorded in the Company's balance sheet along with the present value of the future lease commitments. The Company has guaranteed 23% ($91,000 at December 28, 1996) of the long-term debt that JV II obtained to finance the purchase.

In September 1995, the Company invested $50,000 for a 25% interest in Lester's Back Yard Burgers Joint Venture III ("JV III"). JV III constructed one building on land purchased from a third party. The Company entered into a long-term lease with JV III for the building and the property for purposes of operating a Back Yard Burgers restaurant. The transaction is accounted for as an operating lease. The Company has guaranteed 25% ($72,000 at December 28, 1996) of the long-term debt that JV III obtained to finance the construction and purchase.

Each of the above investments is recorded at cost as there is no material difference between the cost and equity method of accounting for any of these three investments.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================

NOTE 7 - DEFERRED FRANCHISE AND AREA DEVELOPMENT FEES

At December 28, 1996, deferred fees received for certain franchise and area development rights, net of commissions paid, include amounts sold during the following years (in thousands):


      1995                                  $     59
      Previous years                              63
                                            --------
                                            $    122
                                            ========


NOTE 8 - INCOME TAXES

For the year ended December 30, 1995, the income tax benefit of $107,000 was comprised of a current deferred benefit of $60,000 and a noncurrent deferred benefit of $47,000. For the year ended December 31, 1994, income tax expense of $193,000 was comprised of $18,000 in current federal expense, $60,000 in current deferred expense and $115,000 in noncurrent deferred expense.

Deferred income taxes are provided in recognition of temporary differences in reporting certain revenues and expenses for financial statement and income tax purposes.

The year-end deferred tax assets (liabilities) comprise the following (in thousands):

                                                          DECEMBER 28,    DECEMBER 30,
                                                          ------------    ------------
                                                             1996             1995
                                                             ----             ----
   Current
     Current deferred tax assets - bad debts                 $    49         $    25
     Current deferred tax liabilities - preopening costs          (4)            (22)
                                                             -------         -------
     Net current deferred tax asset                               45               3
     Deferred tax asset valuation allowance                      (45)             (3)
                                                             -------         -------

                                                             $     -         $     -
                                                             =======         =======

   Noncurrent
     Noncurrent deferred tax assets
       Franchise fees                                        $    46         $    76
       Net operating loss carryforwards                          731             601
       Goodwill amortization                                     417             459
       Other                                                      42              57
                                                             -------         -------
          Gross noncurrent deferred tax assets                 1,236           1,193
                                                             -------         -------

     Noncurrent deferred tax liabilities
       Depreciation                                             (417)           (181)
                                                             -------         -------
          Gross noncurrent deferred tax liabilities             (417)           (181)
                                                             -------         -------

     Net noncurrent deferred tax asset                           819           1,012
     Deferred tax asset valuation allowance                     (819)         (1,012)
                                                             -------         -------
                                                             $     -         $     -
                                                             =======         =======

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================

The ultimate realization of these assets is dependent upon the generation of future taxable income sufficient to offset the related deductions and loss carryforwards within the applicable carryforward period. A recorded valuation allowance is based on management's conclusion that sufficient positive evidence regarding realization of certain tax carryforward items does not currently exist. In 1994, $156,000 of tax asset valuation allowance was released due to the Company's deferred tax liabilities exceeding the deferred tax assets.

A reconciliation of the statutory Federal income tax rate to the income tax provision is as follows (in thousands):

                                 1996            1995               1994
                             --------------  -----------------  --------------
                               AMOUNT  %       AMOUNT    %        AMOUNT  %
                               ------  -       ------    -        ------  -
 Computed "expected" tax       $ 125    35.0% $(1,071)  (35.0)%    $306    35.0%
 State income taxes, net of
 Federal income tax effect        16     4.5     (121)   (4.0)       26     3.0
 Goodwill amortization            14     3.9       13     0.4        13     1.5
 Valuation allowance
 provision (release)            (151)  (42.3)   1,015    33.2      (156)  (17.8)
 Other                            (4)   (1.1)      57     1.9         4      .3
                               -----   -----  -------    ----      ----   -----
                               $   -     0.0% $  (107)   (3.5)%    $193    22.0%
                               =====   =====  =======    ====      ====   =====

At December 28, 1996, the Company has net operating loss carryforwards available for federal and state income tax reporting purposes on a consolidated basis of approximately $1,935,000 and $1,742,000, respectively. These net operating loss carryforwards expire between 2004 and 2011. Approximately $20,000 of these net operating loss carryforwards were acquired in certain purchase transactions and are subject to annual limitations on their usage. These carryforwards expire during the period 2004 through 2008.


NOTE 9 - OPERATING LEASES

Operating leases relate to leased land sites for Company-operated restaurants and office space for corporate operations. All leases contain renewal options. Rent expense was $1,093,000, $913,000, and $606,000 in 1996, 1995 and 1994,
respectively. The future minimum rental payments under operating lease agreements as of December 28, 1996, are as follows (in thousands):


      1997                    $1,064
      1998                       931
      1999                       803
      2000                       792
      2001                       676
      Thereafter               3,045
                              ------
                              $7,311
                              ======

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================

NOTE 10 - RELATED PARTY TRANSACTIONS

In connection with a 1993 acquisition of American Back Yard Burgers Franchise Corporation ("ABYB"), the Company acquired a $100,000 unsecured loan to American Modular Industries, Inc. ("AMI"), a development stage company that manufactured and produced modular buildings primarily for the restaurant industry. The note bore interest, payable annually, at 7% and the principal was due and payable on or before March 31, 1996. During 1993 and 1994, certain stockholders and directors of the Company had a beneficial ownership interest in AMI. The Company purchased one modular building structure in 1995 and five in 1994. Total payments to AMI aggregated $70,000 and $541,000 for 1995 and 1994, respectively. In the fourth quarter of 1995, AMI filed for bankruptcy protection, and the Company wrote-off its unsecured loan. No interest income was recognized in 1995.

A franchised restaurant that was owned by one of the Company's officers was being operated and managed by the Company during 1994. The Company received 5% of gross sales which totaled $33,000 in 1994. As of December 30, 1994, the Company acquired the restaurant, which had a net deficit book value of $5,000, for 100 shares of stock valued at $300. Included in the assets acquired was a receivable from the officer for $45,000, $30,000 of which remains outstanding at December 28, 1996.


NOTE 11 - NATIONAL ADVERTISING FUND

As part of the standard franchise agreement, each operating unit contributes 1% of its sales to a National Advertising Fund. Under the terms of the agreement, at least 50% of these funds must be spent on the creation of marketing tools, such as advertising copy for use on local radio and television, and other collateral material for the operating units. As a general rule, the funds are not used for the purchase and placement of media advertising. The remaining funds are available for use by the Company on such items as testing and development of new products, investigating improvements in operating methods, or for other such purposes that the Company shall deem to be in the interest of improving operations and earnings of the Company and its franchisees.


NOTE 12 - IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews the carrying values of its long-lived and intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. A new cost basis is established for impaired assets based on the fair value of these assets as of the date the assets are determined to be impaired.

In 1995, certain of the Company's restaurants in the central Arkansas area experienced significant declines in operating performance. Based upon the market conditions for these restaurants and an analysis of projected undiscounted future cash flows, the Company determined that the carrying amount of certain long-lived assets of these restaurants may not be recoverable. The calculated impairment of long-lived assets necessitated a write-down of $2.56 million as follows: (1) $1.27 million of goodwill which represented the excess of cost over net assets, related to these restaurants, of the acquisition of a franchisee's five restaurants and area development rights in central Arkansas on October 1, 1993 and (2) $1.29 million of buildings, building and site improvements and equipment for these restaurants.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================

NOTE 13 - STOCK WARRANTS

At the completion of the initial public offering of shares, the Company issued to the underwriter, for $100, warrants to purchase up to 130,000 shares of common stock at an exercise price of $6.60 per share. The Underwriter's warrants are exercisable through 1998. As of December 28, 1996, none of the Underwriter's warrants have been exercised. Additionally, warrants to purchase 70,000 shares of the Company's common shares at $4.00 per share exist through 1998. As of December 28, 1996, none of the warrants have been exercised.


NOTE 14 - STOCK OPTION AND BENEFIT PLANS

In April 1992, the board of directors of the Company and the shareholders authorized the adoption of an Incentive Stock Option Plan ("ISOP") for the Company's employees. As amended in 1993, an aggregate of 176,969 shares of common stock may be granted under the ISOP. Options granted under the ISOP may not be granted at a price less than the fair market value of the common stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares for which options are granted to any employee during any calendar year may not exceed $100,000. The options expire ten years from the date of grant.

In May 1995, the board of directors of the Company and the shareholders authorized the adoption of an Incentive Award Plan ("IAP") for the Company's employees. An aggregate of 225,000 shares of common stock may be granted under the IAP. Options granted under the IAP may be designated by the Compensation Committee of the Board of Directors as Incentive Stock Options or Non-Qualified Stock Options. Non-Qualified Stock Options granted under the IAP may not be granted at a price less than par value of the common stock. Incentive Stock Options granted under the IAP may not be granted at a price less than the fair market value of the common stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares for which options are granted to any employee during any calendar year may not exceed $100,000. The term of the options shall be set by the Compensation Committee of the Board of Directors and no term shall exceed a reasonable time period. In the case of Incentive Stock Options, the term shall not be more than ten years from the date of grant. During 1995, no options were awarded under the IAP. During 1996, the Company granted options for an aggregate of 80,800 shares of common stock at exercise prices ranging from $1.50 to $2.50 per share, which equaled fair market value at grant date.

The following is a summary of activity for the above two option plans:

                                     DECEMBER 28, 1996     DECEMBER 30, 1995
                                     -----------------     -----------------
                                                 WEIGHTED           WEIGHTED
                                                 AVERAGE             AVERAGE
                                      NUMBER      PRICE    NUMBER     PRICE
                                     --------    -------  --------  --------
    Outstanding - beginning of year   168,242     $4.68   108,957     $5.84
    Granted                            80,800      1.71    70,757      3.02
    Exercised                          (2,400)     1.50      (100)     5.50
    Canceled                          (20,074)     3.87   (11,372)     5.54
                                      -------             -------
    Outstanding - end of year         226,568      3.72   168,242      4.68
                                      -------             -------
    Exercisable - end of year         195,706      3.94   146,354      4.76
                                      =======             =======


Exercise prices ranged from $1.50 to $6.00 in 1996 and from $3.00 to $6.00 in 1995. The weighted average contractual life of all options was 8 years at December 28, 1996.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================

Additionally, under the IAP, the Compensation Committee of the Board of Directors may award Restricted Stock and/or a Performance Award to selected employees. A Performance Award shall mean cash bonus, stock bonus or other performance or incentive award that is paid in cash, stock or a combination of both. The Company has not issued any Restricted Stock or Performance Awards.

In May 1995, the board of directors of the Company and the shareholders authorized the adoption of an Employee Stock Purchase Plan ("ESPP") for the Company's employees. An aggregate of 225,000 shares of common stock may be issued under the ESPP. Shares purchased under the ESPP shall be sold to participants at 85% of the reported price and the maximum number of shares that can be purchased by a participant is 1,000 shares per quarter. The ESPP shall continue in effect through May 31, 2005. During 1996, 12,926 shares were purchased under the ESPP.

Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1996 and 1995 under the plan consistent with the method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, the Company's operating results for 1996 and 1995 would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):


                                             1996    1995
                                             ----    ----
                    Net income (loss)
                       As reported           $357  $(2,953)
                       Pro forma              298   (3,050)

                    Income (loss) per share
                       As reported            .08     (.65)
                       Pro forma              .07     (.67)


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions using grants in 1996 and 1995, respectively:


                                                  1996   1995
                                                  ----   ----
                  Average expected life (years)    7      7
                  Average expected volatility     67.0%  55.3%
                  Risk-free interest rates         6.1%   5.5%
                  Dividend yield                   0.0%   0.0%


The pro forma results reported above will not be representative of the effects on operating results for future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.


NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 28, 1996, the Company did not have outstanding any financial derivative instruments. The carrying amounts and estimated fair values of the Company's financial instruments at December 28, 1996 are determined pursuant to Financial Accounting Standards Board Statement No. 107, Disclosures about Fair Value of Financial Instruments.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

- CASH AND RECEIVABLES: The carrying amounts approximate fair value because of the short maturity of those instruments.

- LONG-TERM DEBT: The fair value of the Company's long-term debt is estimated based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities. At December 28, 1996, the fair value was approximately $2,156,000.


NOTE 16 - COMMITMENTS AND CONTINGENCIES

CONCENTRATION OF RISK. Financial instruments which potentially subject the Company to concentration of credit risk are primarily cash and cash equivalents. The Company places its cash and cash equivalents in insured depository institutions and attempts to limit the amount of credit exposure to any one institution. At December 28, 1996, the Company's uninsured cash balance totaled $1,136,000.

LITIGATION. The Company is party to several pending legal proceedings and claims in the normal course of business. Although the outcome of the proceedings and claims cannot be determined with certainty, management of the Company is of the opinion that it is unlikely that these proceedings and claims will have a material effect on the results of operations or the financial condition of the Company.

REPORT OF INDEPENDENT ACCOUNTANTS
                                                                        [LOGO]

To the Board of Directors and Stockholders of Back Yard Burgers, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Back Yard Burgers, Inc. and its subsidiaries at December 28, 1996 and December 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




Memphis, Tennessee
February 7, 1997


REPORT OF MANAGEMENT

The management of Back Yard Burgers, Inc. has the primary responsibility for the preparation and integrity of the consolidated financial statements and other financial information contained in the Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles consistently applied in all material respects and reflect estimates and judgments by management where necessary. Financial information included throughout this annual report is consistent with the consolidated financial statements.

The Company maintains a system of internal accounting control which is adequate to provide reasonable assurance that assets are safeguarded and transactions are executed and recorded in accordance with management's authorization. The adequacy of the Company's internal accounting controls are under the general oversight of the Audit Committee of the Board of Directors, consisting of two outside directors and one director who is an employee of the Company. The Committee reviews with the independent auditors the scope and results of the annual audit.

The 1996 consolidated financial statements have been audited by Price Waterhouse LLP, independent accountants, in accordance with generally accepted auditing standards. Price Waterhouse LLP was recommended by the Audit Committee of the Board of Directors, selected by the Board of Directors and ratified by the Company's stockholders. The independent accountants develop and maintain an understanding of the Company's systems and procedures and perform such tests and other procedures, including tests of the internal accounting controls, as they deem necessary to enable them to express an opinion on the fairness of the consolidated financial statements. Such opinion, based upon their audits of the consolidated financial statements, is contained in this Annual Report.



Lattimore M. Michael                              Stephen J. King
Founder, Chairman and Chief Executive Officer     Chief Financial Officer

                             DIRECTORS AND OFFICERS


BOARD OF DIRECTORS                           OFFICERS

Lattimore M. Michael                         Lattimore M. Michael
 Chairman and Chief Executive Officer         Chairman and Chief Executive Officer

Joseph L. Weiss                              Joseph L. Weiss
 President and Chief Operating Officer        President and Chief Operating Officer

William N. Griffith                          William N. Griffith
 Executive Vice President                     Executive Vice President and Secretary-Treasurer
  and Secretary-Treasurer

                                             Michael C. McDermott
Stephen J. King                               Executive Vice President, Corporate Operations
 Chief Financial Officer

                                             Stephen J. King
W. Kurt Henke                                 Chief Financial Officer
 Partner
 Henke, Heaton & Bufkin                      John C. Arnold
 (attorneys-at-law)                           Vice President, Training

William B. Raiford, III                      Stephen C. Reid
 Of Counsel                                   Vice President, Research and Development
 Merkel & Cocke
 (attorneys-at-law)

Joe Colonnetta
 Vice Chairman and Chief Executive Officer of Del Monte-Latin America

CORPORATE INFORMATION

CORPORATE OFFICES

2768 Colony Park Drive
Memphis, Tennessee 38118
901/367-0888

TRANSFER AGENT
Boatman's Trust Co.
510 Locust Street
P. O. Box 14737
St. Louis, Missouri 63178-4737
314/466-1531

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
Memphis, Tennessee

GENERAL COUNSEL
Henke, Heaton & Bufkin
Professional Corporation
Clarksdale, Mississippi

SECURITIES AND SPECIAL CORPORATE COUNSEL
Giroir, Gregory & Holmes PLC
Little Rock, Arkansas

ANNUAL MEETING OF STOCKHOLDERS
The Company's 1997 annual meeting of stockholders will be held at 10:00 a.m. local time on Thursday, May 22, 1997, at the Country Suites by Carlson in Memphis, Tennessee. Stockholders of record as of April 4, 1997, are invited to attend this meeting.

ANNUAL REPORT ON FORM 10-KSB
A copy of the Company's Annual Report on Form 10-KSB for the year ended December 28, 1996, as filed with the Securities and Exchange Commission, may be obtained by stockholders of record without charge upon written request to the Company.

STOCKHOLDER ACCOUNT ASSISTANCE
For address changes, registration changes, lost stock certificates, or if you are receiving duplicate copies of the Annual Report, please contact Boatmen's Trust Co. at the address or number listed above.

STOCK MARKET INFORMATION
The Company's common stock trades on the Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol BYBI and on the Chicago Stock Exchange under the symbol BYB. At April 4, 1997, the Company had approximately 2,500 stockholders, including beneficial owners holding shares in nominee or "street" name.

Back Yard Burgers completed its initial public offering of common stock in June 1993 and began public trading on June 25, 1993. The table below sets forth the high and low stock prices for the two-year period ended December 28, 1996:

QUARTER ENDED:               HIGH               LOW

April 1, 1995              $   4.75         $    3.00
July 1, 1995               $   3.88         $    3.00
September 30, 1995         $   3.00         $    2.25
December 30, 1995          $   2.38         $    1.50

March 30, 1996             $   2.00         $    1.50
June 29, 1996              $   2.63         $    1.50
September 28, 1996         $   2.44         $    1.75
December 28, 1996          $   2.44         $    1.75

The Company currently anticipates that it will retain all of its earnings to support its operations and the development of its business. Therefore, the Company does not pay any cash dividends on its outstanding common stock. Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future operations and earnings, capital requirements, general financial conditions, contractual restrictions, and other factors that the Board may consider relevant.