Form 10KSB40, Exhibit 13
period 1998-01-03
BACK YARD BURGERS INC
filed 1998-04-03
CIK 901495

                                                                      EXHIBIT 13

                               ABOUT THE COMPANY

Back Yard Burgers operates and franchises quick-service restaurants that specialize in charbroiled, freshly prepared, great-tasting food. As its name implies, Back Yard Burgers strives to offer the same high quality ingredients and special care typified by outdoor grilling in the back yard. Its menu features gourmet hamburgers, chicken sandwiches and other sandwich items, high-quality condiments and name-brand beverage, as well as hand-dipped milkshakes, fresh-made lemonade and fresh-baked cobblers.

The Company's strategy is to serve great-tasting food in inviting surroundings. During 1998, the Company will continue its evolution to "fast casual" by adding dining rooms, the design of which will match the standards set by the quality of the food. This evolution will be communicated through a creative and well-balanced marketing campaign and a focus on delivering the best possible service.

                              FINANCIAL HIGHLIGHTS*
               (in thousands, except per share amounts and units)

                                         January 3,   December 28,  December 30,
                                            1998         1996          1995
FOR THE YEAR ENDED:                      ----------   ------------  ------------
Restaurant sales                          $24,150      $22,281      $ 21,196
Total revenues                             26,034       24,041        22,743
Net income (loss)                             162          357        (2,953)
Net income (loss) per share:
         Basic                                .04          .08          (.65)
         Diluted                              .04          .08          (.65)
Weighted average shares outstanding:
         Basic                              4,261        4,543         4,533
         Diluted                            4,587        4,543         4,533


System-wide sales                         $55,798      $49,515      $ 43,665
Units in operation:
         Company-owned                         32           34            32
         Franchised                            45           47            36
         Total                                 77           81            68


            [GRAPH]                            [GRAPH]                          [GRAPH]

  1995       1996       1997           1995       1996       1997        1995      1996     1997
-------    -------    -------        -------     ------     ------      ------    ------   ------
$22,743    $24,041    $26,034        (-10.9)%    (-4.2)%      7%        ($232)     $560     $771

         Revenues                          Same-Store Sales             Operating Income (Loss)**
         ($000's)                                                              ($000's)

* The year ended January 3, 1998 contains 53 weeks while the years ended December 28, 1996 and December 30, 1995 contained 52 weeks.

** Excludes non-cash charges for impairment of long-lived assets of $377,000 and $2,564,000 in 1997 and 1995, respectively.

To Our Shareholders:

      Welcome to our Back Yard! 1997 proved to be a pivotal year for our Company and our system of restaurants. In 1997, Back Yard Burgers invested significant resources in training, new operational personnel and marketing efforts and, as a result, I believe that our system is stronger than ever. We resumed awarding franchises, and we began to build our brand as a "fast casual" concept. In short, we began to rebuild our Company from the ground up.

      At the beginning of 1997, I believed Back Yard Burgers was at a crossroads. Today, I am proud to say I feel confident we have chosen the correct path to lead us to greater profitability, growth and a new era for the Company.

      Same-store sales of 1997 increased 7.0% for Company-operated restaurants and 6.5% for franchised restaurants. This comes after decreases in each of the two previous years, and I believe this increase is attributable to four primary tactical enhancements; i) the increased attention to hiring the best available team members and training them to serve our guests in a friendly manner to provide a greater experience; ii) the impact of converting eleven double drive-thrus to traditional dine-in/drive-thrus so our guests can enjoy our great-tasting food in inviting surroundings; iii) a well-balanced, focused marketing campaign to add brand awareness, increase our guests' frequency of visits and increase the number of first time guests, and; iv) a dedicated franchise family.

      Our enthusiasm is at an all time high. Under-performing markets and locations have been addressed and improvements made. Eleven double drive-thru locations were converted to traditional dine-in/drive-thru restaurants with spectacular results. This included five Company-operated and six franchised restaurants. Of the 31 Company-operated and franchised restaurants still operating as double drive-thrus, 12 have the potential for conversion to dine-in/drive-thrus and three of those are currently in the process of being converted. Additionally, five new restaurants were opened during 1997, one Company-operated and four franchised.

      In 1998, we expect the return on these investments to continue. We are aggressively pursuing new store openings within the Company's markets, as well as new stores from existing and new franchises. Operationally, we are performing better than ever, and our marketing campaign continues to deliver positive results.

      More importantly, we have chosen not to sacrifice quality for price. Although we have committed to finding better value for our guests, we have not deviated from our core concept of delivering high quality, premium products that taste great, and at a fair price. New product development is at an all time high as we prepare to test products throughout our system for possible launch in the Fall of 1998 and into 1999.

      As we enter our 11th year, I am proud of our achievements, our commitment to providing our guests with the best possible tasting food and our new growth. Most importantly, I am proud of the foundation we built in 1997, and I look forward to executing the positive strategy we designated for 1998 and achieving the level of success our system is capable of producing. We are creating a difference, and like our Company's positioning line says, we are creating that difference "Hot Off The Grill!"

Sincerely,



Lattimore M. Michael
Founder, Chairman and Chief Executive Officer

                         FORWARD-LOOKING INFORMATION

Certain information included herein may contain statements that are forward-looking, such as statements related to financial items and results, plans for future expansion and other business development activities, capital spending or financing sources, capital structure and the effects of regulation and competition. Forward-looking statements made by the Company are based upon estimates, projections, beliefs and assumptions of management at the time of such statements and should not be viewed as guarantees of future performance. Such forward-looking information involves important risks and uncertainties that could significantly impact anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements by or on behalf of the Company. These risks and uncertainties include, but are not limited to, increased competition within the industry for customers, qualified labor and desirable locations, increased costs for beef, chicken or other food products and management decisions relating to construction, financing, franchising and new product development, as well as items described under "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes thereto, included elsewhere in this annual report. Because Back Yard Burgers' fiscal year ends on the Saturday closest to December 31, fiscal 1997 contains 53 weeks versus 52 weeks for 1996 and 1995. As a result, operating results for fiscal 1997 are not directly comparable with those of the prior 52-week periods.

      The Back Yard Burgers system included 77 restaurants, of which 32 were Company-operated and 45 were franchised. The Company's revenues are derived primarily from Company-operated restaurant sales, franchise and area development fees and royalty fees. Certain expenses (cost of restaurant sales, restaurant operating expenses, depreciation and amortization, and advertising) relate directly to Company-operated restaurants, while general and administrative expenses relate to both Company-operated restaurants and franchise operations. The Company's revenues and expenses are affected by the number and timing of the opening of additional restaurants. Sales for new restaurants in the period immediately following their opening tend to be high because of trial by public and promotional activities. As a result, the time of openings can affect the average volume and other period-to-period comparisons.

RESULTS OF OPERATIONS

The following table sets forth the percentage relationship to total revenues, unless otherwise indicated, of certain items included in the Company's historical operations and operating data for the periods indicated.


                                                                          FOR THE YEARS ENDED
                                                                          -------------------
                                                      JANUARY 3,              DECEMBER 28,           DECEMBER 30,
                                                         1998                    1996                    1995
                                                         ----                    ----                    ----
REVENUES
  Restaurant Sales                                       92.8%                   92.7%                   93.2%
  Franchise and area development fees                      .3                      .7                      .8
  Royalty fees                                            4.5                     4.2                     3.8
  Advertising fees                                        1.2                     1.1                     1.0
  Other operating revenue                                 1.2                     1.3                     1.2
                                                       ------                  ------                  ------
         Total revenue                                  100.0%                  100.0%                  100.0%
                                                       ======                  ======                  ======



                                                                          FOR THE YEARS ENDED
                                                                          -------------------
                                                        JANUARY 3,            DECEMBER 29,           December 30,
                                                          1998                    1996                    1995
                                                          ----                    ----                    ----

COSTS AND EXPENSES
  Cost of restaurant sales(1)                             32.8%                   33.3%                   35.1%
  Restaurant operating expenses(1)                        48.3                    49.5                    47.8
  General and administrative                              12.3                    11.8                    14.4
  Advertising                                              5.1                     4.4                     4.1
  Depreciation and amortization                            4.4                     4.6                     6.4
  Impairment of long-lived assets                          1.4                       -                    11.3
  Operating income (loss)                                  1.5                     2.3                   (12.3)
  Interest income                                           .1                      .1                      .1
  Interest expense                                         (.9)                    (.9)                   (1.3)
  Other, net                                                 -                       -                       -
  Income (loss) before taxes                                .6                     1.5                   (13.5)
  Income tax (benefit) provision(2)                          -                       -                    (3.5)
  Net income (loss)                                         .6                     1.5                   (13.0)

    (1)  As a percentage of restaurant sales

    (2)  As a percentage of income before taxes.

OPERATING DATA
  Restaurant sales (000's)
    Company-operated                                $   24,150              $   22,281              $   21,196
    Franchised                                          31,648                  27,234                  22,469
                                                    ----------              ----------              ----------
    Total                                           $   55,798              $   49,515              $   43,665
                                                    ==========              ==========              ==========

AVERAGE ANNUAL SALES PER RESTAURANT OPEN
 FOR A FULL YEAR(1)
  Company-operated                                  $  731,000              $  645,000              $  651,000
  Franchised                                        $  703,000              $  586,000              $  560,000
  System-wide                                       $  716,000              $  615,000              $  600,000

NUMBER OF RESTAURANTS(2)
  Company-operated                                          32                      34                      32
  Franchised                                                45                      47                      36
                                                    ----------              ----------              ----------
    Total                                                   77                      81                      68
                                                    ==========              ==========              ==========


     (1) Includes sales for restaurants open for entire trailing twelve-month period. Restaurants are included in the calculation after the completion of six months of operations, as sales during the period immediately after opening tend to be higher due to promotions and trial by public.

     (2) Subsequent to January 3, 1998, one Company-operated restaurant was converted to a franchised restaurant, two franchised restaurants were opened and three franchised restaurants were closed.

COMPARISON OF YEAR ENDED JANUARY 3, 1998
TO YEAR ENDED DECEMBER 28, 1996

BACK YARD BURGERS' FISCAL YEAR ENDS ON THE SATURDAY CLOSEST TO DECEMBER 31. AS A RESULT, FISCAL 1997 CONTAINS 53 WEEKS VERSUS 52 WEEKS FOR THE PRIOR YEAR. THEREFORE, ALL REFERENCES TO FISCAL 1997 ARE FOR THE 53-WEEK PERIOD ENDED JANUARY 3, 1998 AND ALL REFERENCES TO FISCAL 1996 ARE FOR THE 52-WEEK PERIOD ENDED DECEMBER 28, 1996.

RESTAURANT SALES increased 8.4% to $24,150,000 during 1997 compared to $22,281,000 during 1996. This increase is primarily the result of an increase in same-store sales at restaurants open for more than one year of 7.0%, which includes menu price increases of approximately 3.5%, 4.0% and 3.0% effective at the beginning of July, 1996, May, 1997 and September 1997, respectively. The increase in same-store sales, coupled with new stores not included in the same-store sales calculation, accounted for approximately $2,130,000 in additional sales. This increase was partially offset by the loss of two restaurants which were closed, and one which was converted to a franchised restaurant. Management of the Company believes that the increase in same-store sales is the result of converting five double drive-thru units to dine-in facilities with single drive-thrus and the menu price increases noted above, as well as a balanced marketing campaign strategy which is focused on increasing customer awareness and resultant sales.

FRANCHISE AND AREA DEVELOPMENT FEES were $95,000 during 1997, a decrease of 45.7% from $175,000 in 1996. Four new franchised restaurants were opened in 1997, as compared to 11 new franchised units opened in 1996. This decrease in franchised restaurant opening was offset by an increase of $25,000 from fees recognized from area development agreements which expired in 1997.

ROYALTY FEES increased 16.5% to $1,178,000 during 1997, compared to $1,011,000 in 1996. The increase is due to an increase in franchised restaurant sales upon which the fees are based. The sales increase resulted primarily from an increase in same-store sales of 6.5% at franchised restaurants open for more than one year, representing an increase in royalty fees of approximately $46,000. Although there was a net decrease of two franchised restaurants during 1997, the new restaurants and those not included in the same-store sales calculation because they had not been open the required length of time, contributed approximately $121,000 in royalty fees. During 1997, four franchised restaurants were opened, seven were closed and one Company-operated store was converted to a franchised store.

ADVERTISING FEES increased 16.3% to $307,000 in 1997, from $264,000 in the prior year. This increase is related to the increase in franchised restaurants' sales as noted above.

COST OF RESTAURANT SALES,consisting of food and paper costs, totaled $7,923,000 for 1997 and $7,429,000 during 1996, decreasing as a percentage of restaurant sales to 32.8% from 33.3% in 1996. This percentage decrease is due primarily to the menu price increases noted above coupled with a continuing focus on improving operating procedures to reduce waste, as well as price decreases in all paper costs. These decreases were partially offset by an increase of approximately 6.3% in the cost of beef, as well as various other price increases in certain dairy and produce items.

RESTAURANT OPERATING EXPENSES, consisting of labor, supplies, utilities, rent and certain other unit level operating expenses, increased to $11,672,000 for 1997 from $11,032,000 in 1996. This represents a decrease as a percentage of restaurant sales to 48.3% for 1997 from 49.5% in 1996. As a percentage of sales, repair and maintenance activities increased approximately 0.3%. This increase was more than offset by an increase in same-store sales at existing restaurants of 7.0% which resulted in expenses of a fixed and semi-variable nature, such as management payroll, rent, utilities, taxes and insurance, representing a smaller percentage of sales.

GENERAL AND ADMINISTRATIVE COSTS which increased to $3,202,000 for 1997 from $2,840,000 in 1996, increased as a percentage of total revenue in 1997 to 12.3% from 11.8% in 1996. The increase of $362,000 is primarily the result of i) the addition during the last quarter of 1996 of operations management personnel in the Memphis and Little Rock markets, ii) at the corporate level, an individual to reactivate franchise sales which were suspended during 1996, iii) an MIS specialist to direct point of sale maintenance and upgrade programs, and iv) personnel costs related to an increased level of restaurant management training programs to facilitate improved customer service.

ADVERTISING EXPENDITURES which increased to $1,323,000 for 1997 from $1,066,000 in 1996, increased as a percentage of total revenues to 5.1% for 1997 from 4.4% in 1996. The increase as a percentage of total revenues is the result of aggressive advertising efforts to improve the Company's name recognition and to offset, to the extent possible, the effect of competitors' marketing programs in the Company's existing marketing areas. This included an increase in the amount allocated for local marketing and media purposes of 0.6% of restaurant sales during 1997.

COMPARISON OF YEAR ENDED DECEMBER 28, 1996
TO YEAR ENDED DECEMBER 30, 1995

RESTAURANTS SALES increased 5.1% to $22,281,000 during 1996 compared to $21,196,000 during 1995. This increase is primarily the result of a price increase of approximately 3.5% effective at the beginning of the 1996 third quarter, the opening of five new Company-operated restaurants subsequent to January 1, 1995 and the acquisition of three franchised restaurants subsequent to June 30, 1995. the price increase and the new restaurants accounted for approximately $2,175,000 in sales. These increases were partially offset by decreases in same-store sales of approximately $1,090,000.

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

COST OF RESTAURANT SALES, consisting of food and paper costs, totaled $7,429,000 for 1996 and $7,431,000 during 1995, decreasing as a percentage of restaurant sales to 33.3% from 35.1% in 1995. This percentage decrease is due primarily to decreases in the cost of beef and certain other raw ingredients from the prior year. Additionally, a price increase as the beginning of the 1996 third quarter resulted in a decreased percentage cost of restaurant sales of approximately 0.6%. These decreases were partially offset by increases in the costs of bacon, certain produce, dairy products and most paper items.

RESTAURANT OPERATING EXPENSES, consisting of labor, supplies, utilities, rent and certain other unit level operating expenses, increased to $11,032,000 for 1996 from $10,085,000 in 1995. This represents an increase as a percentage of restaurant sales to 49.5% for 1996 from 47.8% in 1995. The increase, as a percentage of sales, relates primarily to i) an increase in labor costs of approximately 1.0% as a percentage of restaurant sales, representing approximately $223,000, as a result of increasing employee counts to appropriate levels; and ii) a decrease in same-store sales at existing restaurants of 4.2% which results in expenses of a fixed and semi-variable nature, such as store management payroll, repairs, rent, utilities, taxes and insurance, representing a greater percentage of sales.

GENERAL AND ADMINISTRATIVE COSTS which decreased to $2,840,000 for 1996 from $3,059,000 in 1995, decreased as a percentage of total revenue in 1996 to 11.8% from 14.4% in 1995. The decrease, as a percentage of total revenues is primarily the result of increased sales and royalty fees combined with decreases in bad debts, legal and investor relations expenses of approximately 0.3%, 0.2% and 0.2%, respectively. Additionally, efficiencies were realized by the addition of eight Company-operated restaurants (five new restaurants and three franchised restaurants converted to Company-operated) and a net increase of 11 franchised restaurants without a corresponding increase in corporate administrative expense.

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

Income taxes were $0, compared to a benefit of $107,000 in 1995. During the second quarter of 1995, the Company fully reversed a deferred tax asset valuation allowance established during 1993. This reversal had the effect of significantly reducing income tax expense for 1995. In the fourth quarter of 1995, as result of the 1995 operating loss, the Company established a deferred tax asset valuation allowance and reversed the deferred tax liability previously recorded, which resulted in a tax benefit of $107,000. The income taxes were $0 for 1996 due to the release of a portion of the valuation allowance provision discussed above.

IMPAIRMENT OF LONG-LIVED ASSETS

At each balance sheet date, the Company assesses whether there has been an impairment in the value of all long-lived assets (including intangibles) by determining whether projected undiscounted future cash flows from operations for each restaurant, as defined in Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To be Disposed Of, exceed its net book value as of the assessment date. A new cost basis is established for impaired assets based on the fair value of these assets as of the date the assets are determined to be impaired.

Two stores became impaired during 1997, and changes in circumstances prompted management to schedule them for closure. One store closed in 1997 and the other closed subsequent to January 3, 1998. While some of the fixed assets at the locations are mobile and can be utilized by other stores, certain assets are fixed to the site and are deemed unrecoverable. Based on an analysis of projected undiscounted cash flows for these locations, the Company determined that the carrying value of certain long-lived assets necessitated a write-down of $275,000 and a related accrual for future lease payments of $102,000.

LIQUIDITY AND CAPITAL RESOURCES

Capital expenditures totaled $2,758,000 for 1997, $863,000 for 1996 and $2,404,000 for 1995. Generally, the Company constructs its restaurant buildings on leased properties for its Company-operated restaurants. The average monthly lease cost for the 21 Company-operated restaurants on leased sites is approximately $2,900 per month. For the eight restaurants where the Company leases the building as well as the site, the average monthly cost is approximately $4,800 per month.

   Cash from operations for the Company is primarily affected by net earnings adjusted for deferred franchise fees and non-cash expenses which consist primarily of depreciation and amortization and, in 1997 and 1995, a charge for impaired assets. Depreciation and amortization totaled $1,143,000 for 1997, $1,112,000 for 1996 and $1,460,000 for 1995. The increase from 1996 to 1997, relates to the addition of buildings, equipment and other depreciable items resulting from the addition of one Company-operated restaurant and five dining room additions to existing Company-operated restaurants in 1997, one Company-operated restaurant in 1996 and four in 1995. The charge for impaired assets totaled $377,000 and $2,564,000 in 1997 and 1995, respectively, as noted above.

   Cash from operations totaled $2,003,000, $1,596,000 and $1,044,000 for 1997,
1996 and 1995. Since January 1, 1995, cash from operations, debt and the Company's 1993 stock offerings have been used for the additions of restaurants and equipment.

   On October 4, 1996, the Company received a commitment from a leasing company for a loan transaction. The commitment provides the Company with up to $2,000,000 and bears interest of approximately 14.1%. Borrowings in the amount of $799,000 were outstanding under the above commitment at January 3, 1998.

   On January 23, 1997, the Company entered into a loan agreement with a financial institution which provided the Company with a loan commitment of up to $765,000 and bears interest at prime rate plus 1%. There were no borrowings under this agreement at January 3, 1998.

   On December 15, 1997, the Company entered into a loan agreement with a financial institution which provided the Company with $460,000 and bears interest at 9.75%.

   Each of the above agreements are secured by real and personal property to be constructed and/or acquired with the proceeds of the agreement.

   The Company believes that it currently has sufficient resources to fund anticipated capital expenditures of approximately $3,500,000 during 1998. These resources include the borrowing commitments described above in addition to the Company's internally generated cash flow. Additional growth in 1999 may require the Company to obtain additional debt or equity financing.

SEASONALITY AND INFLATION

While the Company does not believe that seasonality affects it operations in a materially adverse manner, first quarter results will generally be lower than other quarters due to seasonal climate conditions in the locations of many of its restaurants. Management does not believe that inflation has had a material effect on income during 1997. Increases in food, labor or other operating costs could adversely affect the Company's operations. In the past, however, the Company generally has been able to increase menu prices or modify its operating procedures to substantially offset increases in its operating costs.

CONVERSION OF PREFERRED STOCK

In accordance with the provisions of the Company's Certificate of Incorporation regarding preferred stock, as a result of the Company's having attained after-tax net income in excess of $600,000 during 1994, each share of preferred stock is convertible into one share of common stock, at the option of the holder. The Company has notified preferred stockholders of their right to convert preferred stock to common stock and anticipates that all shares of preferred stock will be converted. Such conversion began on April 5, 1995, at which time there were 1,199,979 shares of preferred stock outstanding. As of January 3, 1998, 910,379 shares had been converted.

IMPACT OF NEW ACCOUNTING STANDARDS

COMPREHENSIVE INCOME AND SEGMENT REPORTING. In June, 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." These statements are now effective, but are not expected to have a material impact on the Company.

YEAR 2000

The Company recognizes the potential impact the Year 2000 issue may have relative to its vendors, creditors and other service providers. The Company has reviewed its exposure to business interruption or substantial loss in these areas and believes no risk of material adverse consequences presently exists.

KNOWN TRENDS AND UNCERTAINTIES

Labor will continue to be a critical factor in the foreseeable future. In most areas where the Company operates restaurants, there is a shortage of suitable labor. This, in itself, could result in higher wages as the competition for employees intensifies, not only in the restaurant industry, but in practically all retail and service industries. It is crucial for the Company to develop and maintain programs to attract and retain quality employees. On September 1, 1997, the minimum wage was increased from $4.75 per hour to $5.15 per hour.
The impact of this increase in the minimum wage was to increase personnel costs by approximately $20,000 on an annualized basis. The Clinton Administration is advocating an additional increase of $1.00 per hour in the minimum wage in two phases over a set period of time. This additional increase could have a negative impact on operating margins.

   During 1997, the price of beef and chicken, the largest single components of the cost of restaurant sales, rose approximately 6.3% and 0.4%, respectively. Management of the Company expects beef and chicken prices to continue to rise, and that it will be difficult to raise menu prices to fully cover these anticipated increases due to the competitive state of the quick-serve restaurant industry. Additional margin improvements would have to be made through operational improvements, equipment advances and increased volumes to help offset these potential increases.

   Due to the competitive nature of the restaurant industry, site selection will become even more difficult as an increasing number of businesses will be vying for locations with similar characteristics. This could result in higher occupancy costs for prime locations.

   Same-store sales increased 7.0% during 1997, an improvement from the decline of 4.2% experienced in 1996. The Company implemented a balanced marketing strategy focused on increasing guest awareness and increasing the frequency of guest visits. The Company will continue this strategy in 1998, however, there are no assurances that the frequency of guest visits. The Company will continue this strategy in 1998, however, there are no assurances that the increased in same-store sales will continue.

   The future success of the Company will be determined, to a great extent, by the ability to positively address these issues.

BACK YARD BURGERS, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)


                                                               JANUARY 3,                 DECEMBER 28,
                                                                 1998                         1996
                                                               ----------                 ------------
ASSETS

Cash and cash equivalents                                      $    1,328                 $      1,101
Receivables, less allowance for doubtful accounts of
 $26 ($130 in 1996)                                                   384                          363
Inventories                                                           176                          150
Prepaid expenses and other current assets                              73                           31
                                                               ----------                 ------------
         Total current assets                                       1,961                        1,645

Notes receivable                                                       68                           30
Property and equipment, at depreciated cost                         9,451                        8,141
Intangible assets                                                   1,457                        1,561
Other assets                                                          218                          205
                                                               ----------                 ------------
                                                               $   13,155                 $     11,572
                                                               ==========                 ============
LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable                                               $      653                 $        564
Accrued expenses                                                      786                          507
Current installments of long-term debt                                217                          328
                                                               ----------                 ------------
         Total current liabilities                                  1,656                        1,399

Long-term debt, less current installments                           2,864                        1,831
Other deferred liabilities                                            122                          110
Deferred franchise and area development fees                          215                          122
                                                               ----------                 ------------
         Total liabilities                                          4,857                        3,462
                                                               ----------                 ------------

Commitments and contingencies (Notes 5, 6, 8 and 15)

Stockholders' equity
 Preferred stock, $.01 par value; 2,000,000 shares authorized;
 289,600 shares issued and outstanding
 (309,506 in 1996)                                                      3                            3
 Common stock, $.01 par value; 12,000,000
  shares authorized; 4,276,723 shares issued
  and outstanding (4,240,766 in 1996)                                  42                           42
 Paid-in capital                                                    9,982                        9,956
 Retained deficit                                                  (1,729)                      (1,891)
                                                               ----------                 ------------
         Total stockholders' equity                                 8,298                        8,110
                                                               ----------                 ------------
                                                               $   13,155                 $     11,572
                                                               ==========                 ============


          See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                  YEARS ENDED
                                                               ------------------------------------------------
                                                               JANUARY 3,        DECEMBER 28,      DECEMBER 30,
                                                                  1998                1996              1995
                                                               ----------        ------------      ------------

Revenues:
  Restaurant sales                                             $   24,150        $     22,281      $     21,196
  Franchise and area development fees                                  95                 175               194
  Royalty fees                                                      1,178               1,011               860
  Advertising fees                                                    307                 264               221
  Other                                                               304                 310               272
                                                               ----------        ------------      ------------
         Total revenues                                            26,034              24,041            22,743
                                                               ----------        ------------      ------------
Expenses:
  Cost of restaurant sales                                          7,923               7,429             7,431
  Restaurant operating expenses                                    11,672              11,032            10,085
  General and administrative                                        3,202               2,840             3,059
  Advertising                                                       1,323               1,066               940
  Depreciation and amortization                                     1,143               1,114             1,460
  Impairment of long-lived assets                                     377                   -             2,564
                                                               ----------        ------------      ------------
         Total expenses                                            25,640              23,481            25,539
                                                               ----------        ------------      ------------

         Operating income (loss)                                      394                 560            (2,796)

Interest income                                                        14                  16                20
Interest expense                                                     (242)               (228)             (295)
Other, net                                                             (4)                  9                11
                                                               ----------        ------------      ------------
         Income (loss) before income taxes                            162                 357            (3,060)

Income tax provision (benefit)                                          -                   -              (107)
                                                               ----------        ------------      ------------
Net income (loss)                                              $      162        $        357      $     (2,953)
                                                               ==========        ============      ============

Income (loss) per share:
  Basic                                                        $     0.04        $       0.08      $      (0.77)
                                                               ==========        ============      ============

  Diluted                                                      $     0.04        $       0.08      $      (0.65)
                                                               ==========        ============      ============

Weighted average number of common shares and
  common equivalent shares outstanding:
  Basic                                                             4,261               4,221             3,842
                                                               ==========        ============      ============

  Diluted                                                           4,587               4,543             4,553
                                                               ==========        ============      ============


          See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT FOR NUMBER OF SHARES)


                                      PREFERRED STOCK           COMMON STOCK                        RETAINED
                                      ---------------           ------------         PAID-IN        EARNINGS
                                     SHARES      AMOUNT     SHARES        AMOUNT     CAPITAL        (DEFICIT)       TOTAL
                                     ------      ------     ------        ------     -------       ----------       -----
Balance at December 31, 1994       1,199,979     $   12    3,332,553      $   33      $ 9,928      $    705        $10,676
Conversion of preferred stock       (870,564)        (9)     870,564           9                                        --
Exercise of stock options                                        100
Employee stock purchases                                       2,314                        3                            3
Net loss                                                                                             (2,953)        (2,953)
                                   ---------     ------    ---------      ------      -------      --------        -------
Balance at December 30, 1995         329,415          3    4,205,531          42        9,931        (2,248)         7,728

Conversion of preferred stock        (19,909)                 19,909
Exercise of stock options                                      2,400                        4                            4
Employee stock purchases                                      12,926                       21                           21
Net income                                                                                              357            357
                                   ---------     ------    ---------      ------      -------      --------        -------
Balance at December 28, 1996         309,506          3    4,240,766          42        9,956        (1,891)         8,110

Conversion of preferred stock        (19,906)                 19,906
Employee stock purchases                                      16,051                       26                           26
Net income                                                                                              162            162
                                   ---------     ------    ---------      ------      -------      --------        -------
Balance at January 3, 1998           289,600     $    3    4,276,723      $   42      $ 9,982      $ (1,729)       $ 8,298
                                   =========     ======    =========      ======      =======      ========        =======

          See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

                                                                                         YEARS ENDED
                                                                  ---------------------------------------------------------
                                                                   JANUARY 3,               DECEMBER 28,        DECEMBER 30,
                                                                      1998                      1996                1995
                                                                      ----                      ----                ----
Cash flows from operating activities:
     Net income (loss)                                             $     162                 $     357           $   (2,953)
     Adjustments to reconcile net income (loss)
       to net cash provided by operating activities:
          Depreciation and amortization of property
            and equipment                                              1,002                       939                  979
          Impairment of long-lived assets                                377                        --                2,564
          Deferred income taxes                                           --                        --                 (107)
          Amortization of intangible assets                              104                       103                  175
          Amortization of preopening costs                                17                        70                  209
          Provision for losses on receivables                            163                       119                  174
          Gain on sale of assets                                          --                        (3)                  --
          (Increase) decrease in assets
            Receivables                                                 (184)                     (275)                 (82)
            Inventories                                                  (26)                       17                  (15)
            Prepaid expenses and other current assets                    (59)                       73                  (68)
            Income taxes refundable                                       --                        22                   20
            Other assets and notes receivable                             56                        (6)                  (2)
          Increase (decrease) in liabilities
            Accounts payable and accrued expenses                        266                       233                  120
            Other deferred liabilities                                    12                        25                   25
            Deferred franchise and area development fees                  93                       (78)                   5
                                                                   ---------                 ---------             --------
               Net cash provided by operating activities               2,003                     1,596                1,044
                                                                   ---------                 ---------             --------
Cash flows from investing activities:
     Additions to property and equipment                              (2,758)                     (863)              (1,980)
     Proceeds from sale of property and equipment                         34                        45                  916
     Investment in joint ventures                                         --                        --                 (100)
     Acquisitions of businesses, net of cash acquired                     --                        --                 (424)
                                                                   ---------                 ---------             --------
               Net cash used in investing activities                  (2,724)                     (818)              (1,588)
                                                                   ---------                 ---------             --------
Cash flows from financing activities:
     Issuance of stock                                                    26                        21                    3
     Principal payments on long-term debt                               (353)                     (230)                (206)
     Proceeds from issuance of long-term debt                          1,275                        --                  856
     Proceeds from exercise of stock options                              --                         4                   --
                                                                   ---------                 ---------             --------
               Net cash provided (used) by financing activities          948                      (205)                 653
                                                                   ---------                 ---------             --------

               Net increase in cash and cash equivalents                 227                       573                  109

Cash and cash equivalents:

     Beginning of year                                                 1,101                       528                  419
                                                                   ---------                 ---------           ----------
     End of year                                                   $   1,328                 $   1,101           $      528
                                                                   =========                 =========           ==========

Supplemental disclosure of cash flow information:
     Income taxes paid (received)                                  $      --                 $     (22)          $      (24)
                                                                   =========                 =========           ==========
     Interest paid                                                 $     232                 $     228           $      294
                                                                   =========                 =========           ==========

          See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY. Back Yard Burgers, Inc. (the "Company") owns and operates quick-service restaurants and is engaged in the sale of franchises in Back Yard Burgers and the collection of royalties based upon related franchise sales. The Company grants franchise rights for the use of "Back Yard Burgers," "BYB" or "BY Burgers" trade names and other associated trademarks, signs, emblems, logos, slogans and service marks which have been or may be developed. At January 3, 1998, the Company operated 32 restaurants in four states (Mississippi, Arkansas, Tennessee and Texas) and franchised 45 restaurants in 15 states.

CONSOLIDATION POLICY. The financial statements include the accounts of Back Yard Burgers, Inc. and its wholly owned subsidiaries, Little Rock Back Yard Burgers, Inc., BYB Properties, Inc. and Atlanta Burgers BYB Corporation, as well as Back Yard Burgers National Advertising Fund. Significant intercompany transactions have been eliminated.

FISCAL YEAR. The Company maintains its financial records on a 52-53 week fiscal year ending on the Saturday closest to December 31. The year ended January 3, 1998 contains 53 weeks while the years ended December 28, 1996 and December 30, 1995 contained 52 weeks.

USE OF ESTIMATES. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

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

INCOME TAXES. Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting basis and the income tax basis of the Company's assets and liabilities.

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

DEPRECIATION. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold costs and improvements are amortized over the lesser of their estimated useful lives or the remaining lease term. The average depreciable lives are as follows: building and improvements - 15 - 18 years; fixtures and equipment - 5 to 7 years; and transportation vehicles - 3 to 5 years.

PREOPENING COSTS. Preopening costs consist of incremental amounts directly associated with opening a new restaurant. These costs, which principally include the initial hiring and training of employees, store supplies and other expendable items, are capitalized and amortized over the twelve-month period following the restaurant opening. Unamortized preopening costs totaled $11,000 and $12,000 at January 3, 1998 and December 28, 1996, respectively.

ADVERTISING COSTS. Advertising costs, including production costs, are charged to expense as incurred on the first date of the advertising period.

INTANGIBLE ASSETS. Intangible assets consist of the excess of the cost of acquired companies and assets over the values assigned to net tangible assets. These intangibles are being amortized by the straight-line method over an 18 year period. Accumulated amortization totaled $605,000 at January 3, 1998 and $501,000 at December 28, 1996, after taking into account the impairment discussed below.

IMPAIRMENT OF LONG-LIVED ASSETS. At each balance sheet date, the Company assesses whether there has been an impairment in the value of all long-lived assets (including intangibles) by determining whether projected undiscounted future cash flows from operations for each restaurant, as defined in Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, exceed its net book value as of the assessment date. A new cost basis is established for impaired assets based on the fair value of these assets as of the date the assets are determined to be impaired.

In 1995, certain of the Company's restaurants in the central Arkansas area experienced significant declines in operating performance. Based upon the market conditions for these restaurants and an analysis of projected undiscounted future cash flows, the Company determined that the carrying amount of certain long-lived assets of these restaurants may not be recoverable. The calculated impairment of long-lived assets necessitated a write-down of $2.56 million as follows: (1) $1.27 million of goodwill which represented the excess of cost over net assets related to these restaurants, of the acquisition of a franchisee's five restaurants and area development rights in central Arkansas on October 1, 1993 and (2) $1.29 million of buildings, buildings and site improvements and equipment for these restaurants.

Two additional stores become impaired during 1997, and changes in circumstances prompted management to schedule them for closure. One store closed in 1997 and the other will be closed in 1998. While some of the fixed assets at these locations are mobile and can be utilized by other stores, certain assets are fixed to the site and are deemed unrecoverable. Based on an analysis of projected undisclosed cash flows for these locations, the Company determined that the carrying amount of certain long-lived assets necessitated a write-down of $275,000 and a related accrual for future lease payments of $102,000.

PREFERRED STOCK. In accordance with the provisions of the Company's Certificate of Incorporation regarding preferred stock, as a result of the Company's having attained after tax net income in excess of $600,000 during 1994, each share of preferred stock is convertible into one share of common stock, at the option of the holder. The Company has notified preferred stockholders of their right to convert preferred stock to common stock and anticipates that all shares of preferred stock will be converted. Such conversion began on April 5, 1995 at which time there were 1,199,979 shares of preferred stock outstanding. As of January 3, 1998, 910,379 shares had been converted.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


EARNINGS PER SHARE. The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128. Earnings per share, which requires the presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity (Note 14).

FAIR VALUE OF FINANCIAL INSTRUMENTS. At January 3, 1998, the Company did not have outstanding any financial derivative instruments. The carrying amounts of cash and receivables approximate fair value because of the short maturity of those instruments. The fair value of the Company's long-term debt is estimated based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities. At January 3, 1998, the fair value was approximately $3,079,000 versus a fair value of $2,156,000 at December 28, 1996.

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

Effective June 30, 1995, the Company entered into an agreement with a franchisee for the purchase of the franchisee's two units in Nashville, Tennessee for approximately $89,000 in cash and the assumption of $461,500 in debt. The purchase price paid in excess of the fair value totaling $195,000 was recorded as goodwill and is being amortized over an 18-year period. The assumption of $451,600 in debt is considered a noncash transaction, and therefore, the debt and a corresponding amount of fixed assets acquired have been excluded from the Statement of Cash Flows.

NOTE 3 - ACCOUNTS RECEIVABLE

Corporate receivables and National Advertising Fund receivables represent amounts due from franchisees for contractual obligations and for product purchases. A summary of accounts receivable follows:




                                         January 3,  December 28,
                                           1998         1996
                                           ----        -----
                                            (in thousands)
Corporate receivables                     $ 178       $ 205
National Advertising Fund receivables        55          70
Loan receivable from officer                 30          30
Other                                       147         188
                                          -----       -----
                                            410         493
Allowance for doubtful receivables          (26)       (130)
                                          =====       =====
                                          $ 384       $ 363
                                          =====       =====

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4 - PROPERTY AND EQUIPMENT

Summaries or property and equipment follow:

                                              JANUARY 3,    DECEMBER 28,
                                                 1998          1996
                                                 ----          ----
                                                 (in thousands)
Land                                          $  1,547      $  1,102
Buildings                                        4,434         2,914
Buildings and site improvements                  3,011         2,800
Equipment                                        4,380         3,788
Automobiles                                        168           174
Construction in progress                             -           180
                                              --------      --------
                                                13,540        10,958
Accumulated depreciation and amortization       (4,089)       (2,827)
                                              ========      ========
                                              $  9,451      $  8,131
                                              ========      ========


NOTE 5 - INVESTMENT IN JOINT VENTURES

The Company has invested a total of $150,000 for 23%-25% interests in three joint ventures for the purpose of operating Back Yard Burgers restaurants. Two of the joint ventures purchased the building and land from the Company. No gain or loss was recorded by the Company in connection with these sales. The third joint venture purchased land from a third party and built a building. The Company then entered into a long-term lease with each joint venture. Two of the leases are accounted for as financing leases and the fixed assets are recorded on the Company's balance sheet along with the present value of the future lease commitments. The remaining lease is accounted for as an operating lease. The Company has guaranteed 23%-25% of the long-term debt obtained by the joint ventures to finance the construction of the restaurants. At January 3, 1998, $238,000 of such debt is guaranteed by the Company.

Each of the above investments is recorded at cost as there is no material difference between the cost and equity method of accounting for any of these three investments.

NOTE 6 - DEFERRED FRANCHISE AND AREA DEVELOPMENT FEES

At January 3, 1998, deferred fees received for certain franchise and area development rights, net of commissions paid, include amounts sold during the following years (in thousands):



         1997                       $        123
         Previous years                       92
                                    ------------
                                    $        215
                                    ============

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - INDEBTEDNESS

Long-term debt is secured by property and equipment with a net book value aggregating $4,252,148 and guaranteed by the personal endorsements of certain stockholders. The balances consist of the following:


                                                                   January 3,        December 28,
                                                                      1998               1996
                                                                      ----               ----
                                                                           (IN THOUSANDS)
Note payable to a financial institution, payable in monthly
 installments of $7,500 including interest at 9.5% with a
 final payment of $18,292 on November 15, 1997                     $        -             $    89
Note payable to a financial institution, payable in monthly
 installments of $5,299 including interest at 9.25% through
 March 8, 1998                                                             15                  74
Note payable to a financial institution, payable in monthly
 installments of $1,627 including interest through
 September 17, 2003, interest at prime plus 1.5% (10.0% at
 1/3/98)                                                                  102                 108
Financing lease transaction to Lester's Back Yard Burgers
 Joint Venture I (see Note 5), payable in monthly installments of $6,500 through November 15, 2009 (effective interest rate
 is 12.0%)                                                                547                 563
Financing lease transaction to Lester's Back Yard Burgers
 Joint Venture II (see Note 5), payable in monthly installments
 of $7,009 through March 1, 2010 (effective interest rate is 12.0%)       597                 615
Note payable to a financial institution, payable in monthly
 installments of $3,251 including interest at 9.75% with a
 final payment of $182,338 on March 17, 1999                              205                 224
Note payable to a financial institution, payable in monthly
 installments of $2,264 including interest at 7.0% with a
 final payment of $18,770 on November 1, 2000                              82                 100
Note payable to a financial institution, payable in monthly
 installments of $4,321 including interest at 10.0% with a
 final payment of $205,979 on June 30, 2000                               274                 298
Note payable to an individual, payable in monthly
 installments of $3,244 including interest at 8.0% with a
 final payment of $74,976 on June 1, 1997                                   -                  88
Note payable to a financial institution, payable in monthly
 installments of $6,050 including interest at 9.75% with a
 final payment of $288,131 on December 31, 2002                           460                   -
Note payable to a financial institution, payable in monthly
 installments of $5,643 including interest of 14.1.% with a
 final payment of $31,004 on October 1, 2004                              306                   -
Note payable to a leasing company, payable in monthly
 installments of $5,636 including interest of 14.1% with a
 final payment of $30,968 on August 1, 2004                               301                   -
Note payable to leasing company, payable in monthly
 installments of $3,553 including interest of 14.1% with a
 final payment of $19,522 on October 1, 2004                              192                   -
                                                                   ----------             -------
                                                                        3,081               2,159
Less current installments                                                 217                 328
                                                                   ----------             -------
  Total                                                            $    2,864             $ 1,831
                                                                   ==========             =======

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The principal maturities of all long-term debt subsequent to 1998 are as follows: $393,000 in 1999; $431,000 in 2000; $195,000 in 2001; $496,000 in
2002 and $1,349,000 thereafter.

On December 20, 1995, the Company and a financial institution entered into a Line of Credit Agreement (the "Agreement"). The Agreement provides the Company with a line of credit commitment of up to $250,000 and bears interest at prime rate plus 1%. Borrowings under the Agreement are subject to a borrowing base, as defined. The Agreement is secured by a first position security interest in accounts receivable and a $100,000 certificate of deposit. In conjunction with the borrowings described below, the Company extended the agreement to February, 1999. The terms were changed to reduce the commitment to $150,000 and to reduce the certificate of deposit securing it to $50,000. There were no borrowings outstanding under the Agreement at January 3, 1998.

On October 4, 1996, the Company received a commitment (the "Commitment") from a leasing company for a loan transaction. The Commitment provides the Company with up to $2,000,000 and bears interest of approximately 14.1%. The Commitment is secured by certain real and personal property to be constructed and/or acquired with the commitment proceeds. As of January 3, 1998, borrowings outstanding under the commitment are $799,000.

On January 23, 1997, the Company entered into a loan agreement with a financial institution (the "Agreement"). The Agreement provides the Company with a loan commitment of up to $765,000 and bears interest at prime rate plus 1%. The Agreement is secured by real and personal property to be constructed/acquired with the proceeds of the Agreement. There were no borrowings outstanding under the Agreement at January 3, 1998. During February, 1998, the Company borrowed $463,000 under the Agreement.

NOTE 8 - OPERATING LEASES

Operating leases relate to leased land sites for Company-operated restaurants and office space for corporate operations. All leases contain renewal options. The future minimum rental payments under operating lease agreements as of January 3, 1998, are as follows (in thousands):

          1998                     $    1,165
          1999                          1,011
          2000                            925
          2001                            767
          2002                            647
          Thereafter                    2,351
                                   ----------
                                   $    6,866
                                   ==========

Rent expense was $1,167,000, $1,093,000 and $913,000 in 1997, 1996 and 1995,
respectively.

NOTE 9 - INCOME TAXES

For the year ended December 30, 1995, the income tax benefit of $107,000 was comprised of a current deferred benefit of $60,000 and a noncurrent deferred benefit of $47,000.

Deferred income taxes are provided in recognition of temporary differences in reporting certain revenues and expenses for financial statement and income tax purposes.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The deferred tax assets (liabilities) are comprised of the following:

                                                      JANUARY 3,        DECEMBER 28,
                                                         1998               1996
                                                         ----               ----
Current                                                      (IN THOUSANDS)

  Current deferred tax assets
    Bad debts                                         $       10        $         49
    Accrued expenses                                          31                   -
    Reserve for store closings                                39                   -
                                                      ----------        ------------
                                                              80                  49
  Current deferred tax liabilities - preopening costs         (4)                 (4)
                                                      ----------        ------------
  Net current deferred tax asset                              76                  45
  Deferred tax asset valuation allowance                     (76)                (45)
                                                      ----------        ------------
                                                      $        -        $          -
                                                      ==========        ============

Noncurrent

  Noncurrent deferred tax assets
    Franchise fees                                    $       81        $         46
    Net operating loss carryforwards                         683                 731
    Goodwill amortization                                    378                 417
    Other                                                     26                  42
                                                      ----------        ------------
      Gross noncurrent deferred tax assets                 1,168               1,236
                                                      ----------        ------------

  Noncurrent deferred tax liabilities
    Depreciation                                            (458)               (417)
                                                      ----------        ------------
      Gross noncurrent deferred tax liabilities             (458)               (417)
                                                      ----------        ------------

  Net noncurrent deferred tax asset                          710                 819
  Deferred tax asset valuation allowance                    (710)               (819)
                                                      ----------        ------------
                                                      $        -        $          -
                                                      ==========        ============

The ultimate realization of these assets is dependent upon the generation of future taxable income sufficient to offset the related deductions and loss carryforwards within the applicable carryforward period. The valuation allowance is based on management's conclusion that certain tax carryforward items will expire unused.

A reconciliation of the statutory Federal income tax rate to the income tax provision is as follows:

                                         1997                         1996                       1995
                                    --------------             -----------------          ------------------
                                    AMOUNT     %               AMOUNT        %            AMOUNT         %
                                    ------   -----             ------      -----          ------       -----
                                                            (DOLLARS IN THOUSANDS)

Computed "expected" tax             $   57    35.0%            $  125       35.0%         $(1,071)     (35.0)%
State income taxes, net of
 Federal income tax effect               9     5.3                 16        4.5             (121)      (4.0)
Goodwill amortization                   14     8.9                 14        3.9               13        0.4
Valuation allowance
 provision (release)                   (78)  (48.0)              (151)     (42.3)           1,015       33.2
Other                                   (2)   (1.2)                (4)      (1.1)              57        1.9
                                    ------   -----             ------      -----          -------      -----
                                    $    -     0.0%            $    -        0.0%         $  (107)      (3.5)%
                                    ======   =====             ======      =====          =======      =====

BACKYARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


As of January 3, 1998, the Company has net operating loss carryforwards available for federal and state income tax reporting purposes on a consolidated basis of approximately $1,739,000 and $2,149,000, respectively. These net operating loss carryforwards expire between 2004 and 2011. Approximately $20,000 of these net operating loss carryforwards were acquired in certain purchase transactions and are subject to annual limitations on their usage. These carryforwards expire during the period 2004 through 2008.

NOTE 10 - RELATED PARTY TRANSACTIONS

In connection with a 1993 acquisition of American Back Yard Burgers Franchise Corporation ("ABYB"), the Company acquired a $100,000 unsecured loan to American Modular Industries, Inc. ("AMI"), a development stage company that manufactured and produced modular buildings primarily for the restaurant industry. The note bore interest, payable annually, at 7% and the principal was due and payable on or before March 31, 1996. Prior to 1995, certain stockholders and directors of the Company had a beneficial ownership interest in AMI. The company purchased one modular building structure in 1995. Total payments to AMI aggregated $70,000 for 1995. In the fourth quarter of 1995, AMI filed for bankruptcy protection and the Company wrote-off its unsecured loan.
No interest income was recognized in 1995.

A franchised restaurant that was owned by one of the Company's officers was being operated and managed by the Company during 1994. As of December 30, 1994, the Company acquired the restaurant, which had a net deficit book value of $5,000, for 100 shares of stock valued at $300. Included in the assets acquired was a receivable from the officer for $45,000, $30,000 of which remains outstanding at January 3, 1998.

NOTE 11 - NATIONAL ADVERTISING FUND

As part of the standard franchise agreement, each operating unit contributes 1% of its sales to a National Advertising Fund. Under the terms of the agreement, at least 50% of these funds must be spend on the creation of marketing tools, such as advertising copy for use on local radio and television and other collateral material for the operating units. As a general rule, the funds are not used for the purchase and placement of media advertising. The remaining funds are available for use by the Company on such items as testing and development of new products, investigating improvements in operating methods, or other purposes that the Company shall deem to be in the interest of improving operations and earnings of the Company and its franchisees.

NOTE 12 - STOCK WARRANTS

At the completion of the initial public offering of shares, the Company issued to the underwriter, for $100, warrants to purchase up to 130,000 shares of common stock at an exercise price of $6.60 per share. The Underwriter's warrants are exercisable through 1998. As of January 3, 1998, none of the Underwriter's warrants have been exercised. Additionally, warrants to purchase 70,000 shares of the Company's common shares at $4.00 per share exist through 1998. As of January 3, 1998, none of the warrants have been exercised.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13 - STOCK OPTION AND BENEFIT PLANS

In 1992, the Board of Directors of the Company and the shareholders authorized the adoption of an Incentive Stock Option Plan ("ISOP") for the Company's employees. As amended in 1993, an aggregate of 176.969 shares of common stock may be granted under the ISOP. Options granted under the ISOP may not be granted at a price less than the fair market value of the common stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares for which options are granted to any employee during any calendar year may not exceed $100,000. The options expire ten years from the date of grant.

In May 1995, the Board of Directors of the Company and the shareholders authorized the adoption of an Incentive Award Plan ("IAP") for the Company's employees. An aggregate of 225,000 shares of common stock may be granted under the IAP. Options granted under the IAP may be designated by the Compensation Committee of the Board of Directors as Incentive Stock Options or Non-Qualified Stock Options. Non-Qualified Stock Options granted under the IAP may not be granted at a price less than par value of the common stock. Incentive Stock Options granted under the IAP may not be granted at a price less than the fair market value of the common stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares for which options are granted to any employee during any calendar year may not exceed $100,000. The term of the options shall be set by the Compensation Committee of the Board of Directors and no term shall exceed a reasonable time period. In the case of Incentive Stock Options, the term shall not be more than ten years from the date of grant. During 1997, the Company granted options for an aggregate of 84,922 shares of common stock at exercise prices to $1.70 and $1.88 per share, which equaled fair market value at grant date.

A summary of activity in the above two option plans for the years ended January 3, 1998, December 28, 1996 and December 30, 1995 follows:

                             1997                   1996                   1995
                      -------------------    -------------------    -------------------
                                 WEIGHTED               WEIGHTED               WEIGHTED
                                 AVERAGE                AVERAGE                AVERAGE
                                 EXERCISE               EXERCISE               EXERCISE
                      OPTIONS     PRICE      OPTIONS     PRICE      OPTIONS     PRICE
                      -------    --------    -------    --------    -------    --------
Outstanding at
 beginning of year    226,568     $3.72      168,242     $4.68      108,957     $5.84

Granted                84,922      1.87       80,800      1.71       70,757      3.02

Exercised                  --        --       (2,400)     1.50         (100)     5.50

Canceled               (7,853)     2.04      (20,074)     3.87      (11,372)     5.54
                      -------                -------                -------
Outstanding
 at end of year       303,637      3.25      226,568      3.72      168,242      4.68
                      =======                =======                =======
Exercisable
 at end of year       269,226      3.41      195,706      3.94      146,354      4.76
                      =======                =======                =======

Exercise prices ranged from $1.50 to $6.00 in 1997 and 1996. The weighted average contractual life of all options was 8 years at January 3, 1998.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1997, 1996 and 1995 under the plan consistent with the method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, the Company's operating results for 1997, 1996 and 1995 would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):


                                       1997           1996              1995
                                       ----           ----              ----
Net income (loss)
     As reported                   $    162       $    357       $    (2,953)
     Pro forma                           69            298            (3,050)

Basics earnings (loss) per share
     As reported                        .04            .08              (.77)
     Pro forma                          .02            .07              (.79)

Diluted earnings (loss) per share
     As reported                        .04            .08              (.65)
     Pro forma                          .02            .07              (.67)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions using grants in 1997, 1996 and 1995, respectively:


                                       1997           1996              1995
                                       ----           ----              ----
Average expected life (years)           7.0            7.0               7.0
Average expected volatility            66.5%          67.0%             55.3%
Risk-free interest rates                6.1%           6.1%              5.5%
Dividend yield                          0.0%           0.0%              0.0%

The pro forma results reported above will not be representative of the effect on operating results for future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

Additionally, under the IAP, the Compensation Committee of the Board of Directors may award Restricted Stock and/or a Performance Award to selected employees. A Performance Award shall mean cash bonus, stock bonus or other performance or incentive award that is paid in cash, stock or a combination of both. The Company has not issued any Restricted Stock or Performance Awards.

In May 1995, the Board of Directors of the Company and the shareholders authorized the adoption of an Employee Stock Purchase Plan ("ESPP") for the Company's employees. An aggregate of 225,000 shares of common stock may be issued under the ESPP. Shares purchased under the ESPP shall be sold to participants at 85% of the reported price and the maximum number of shares that can be purchased by a participant is 1,000 shares per quarter. The ESPP shall continue in effect through May 31, 2005. During 1997 and 1996, 16,051 and 12,926 shares were purchased, respectively, under the ESPP.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - EARNINGS PER SHARE

A reconciliation of basic earnings per share to diluted earnings per share follows (in thousands, except per share data):


                                                                          YEAR ENDED
                                   ---------------------------------------------------------------------------------------
                                        JANUARY 3, 1998               DECEMBER 28, 1996            DECEMBER 30, 1995
                                   ----------------------------  ---------------------------   ---------------------------
                                                     PER-SHARE                     PER-SHARE                     PER-SHARE
                                   INCOME    SHARES    AMOUNT    INCOME    SHARES    AMOUNT    INCOME    SHARES    AMOUNT
                                   ------    ------    ------    ------    ------    -------   -------   ------    ------
BASIC EPS
Income available to
 common stockholders               $  162     4,261    $ 0.04    $  357     4,221    $ 0.08    $(2,953)   3,842   $(0.77)

EFFECT OF DILUTIVE SECURITIES
Convertible preferred stock             -       298                           322                           691
Stock options                           -        28                   -         -                    -        -
                                   ------    ------    ------    ------     -----    ------    -------   ------   ------

DILUTED EPS
Income available to
 common stockholders
 plus assumed conversions          $  162     4,587    $ 0.04    $  375     4,543    $ 0.08    $(2,953)   4,533   $(0.65)
                                   ======    ======    ======    ======     =====    ======    =======   ======   ======

Options and warrants to purchase shares of the Company's common stock were outstanding during the years 1997, 1996 and 1995 but were not included in the computation of diluted EPS because the exercise price was greater that the average market price of common shares. These options and warrants were still outstanding as of January 3, 1998. Income available to common stockholders for each year presented above has not been affected by preferred dividends because the Company has not declared any dividends on its preferred shares.

NOTE 15 - COMMITMENTS AND CONTINGENCIES

CONCENTRATION OF RISK. Financial instruments which potentially subject the Company to concentration of credit risk are primarily cash and cash equivalents. The Company places its cash and cash equivalents in insured depository institutions and attempts to limit the amount of credit exposure to any one institution. At January 3, 1998, the Company's uninsured cash balance totaled $1,372.000.

LITIGATION. The Company is party to certain pending legal proceedings and claims in the normal course of business. Although the outcome of the proceedings and claims cannot be determined with certainty, management of the Company is of the opinion that it is unlikely that these proceedings and claims will have a material effect on the results of operations or the financial condition of the Company.

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of                         [LOGO]
Back Yard Burgers, Inc.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Back Yard Burgers, Inc. and its subsidiaries at January 3, 1998 and December 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Memphis, Tennessee
February 5, 1998



MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL STATEMENTS

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

     The 1997 consolidated financial statements have been audited by Price Waterhouse LLP, independent accountants, in accordance with generally accepted auditing standards. Price Waterhouse LLP was recommended by the Audit Committee of the Board of Directors, selected by the Board of Directors and ratified by the Company's stockholders. The independent accountants develop and maintain an understanding of the Company's systems and procedures and perform such tests and other procedures, including tests of the internal accounting controls, as they deem necessary to enable them to express an opinion on the fairness of the consolidated financial statements. Such opinion, based upon their audits of the consolidated financial statements, is contained in this Annual Report.



Lattimore M. Michael                                  Stephen J. King
Founder, Chairman and Chief Executive Officer         Chief Financial Officer

                             DIRECTORS AND OFFICERS


BOARD OF DIRECTORS                                    OFFICERS
Lattimore M. Michael                                  Lattimore M. Michael
  Chairman and Chief Executive Officer                  Chairman and Chief Executive Officer

Joseph L. Weiss                                       Joseph L. Weiss
  President and Chief Operating Officer                 President and Chief Operating Officer

William N. Griffith                                   William N. Griffith
  Executive Vice President                              Executive Vice President and Secretary-Treasurer
    and Secretary-Treasurer
                                                       Michael C. McDermott
Stephen J. King                                          Executive Vice President, Corporate Operations
  Chief Financial Officer
                                                       Stephen J. King
W. Kurt Henke                                            Chief Financial Officer
  Partner
  Henke, Heaton & Bufkin                               Stephen C. Reid
  (attorneys-at-law)                                     Vice President, Research and Development

William B. Raiford, III
 Of Counsel
 Merkel & Cocke
 (attorneys-at-law)

Joe Colonetta
Vice Chairman and Chief Executive Officer
  Of Del Monte-Latin America

                             CORPORATE INFORMATION

CORPORATE OFFICES                                      STOCK MARKET INFORMATION
2768 Colony Park Drive                                 The Company's common stock trades on the Nasdaq
Memphis, TN  38118                                     SmallCap Market tier of The Nasdaq Stock Market
901/367-0888                                           under the symbol BYBI.  At March 27, 1998, the
                                                       Company had approximately 2,500 stockholders,
TRANSFER AGENT                                         including beneficial owners holding shares in nominee
Union Planters Bank                                    or "street" name.
6200 Poplar Avenue, Third Floor
P.O. Box 387                                           Back Yard Burgers completed its initial public offering
Memphis, Tennessee  38147                              of common stock in June 1993 and began public
901/580-5523                                           trading on June 25, 1993.  The table below sets forth
                                                       the high and low stock bid prices for the two-year
INDEPENDENT ACCOUNTANTS                                period ended January 3, 1998:
Price Waterhouse LLP
Memphis, Tennessee                                     QUARTER ENDED:           HIGH        LOW
                                                       March 30, 1996          $ 2.00      $ 1.50
GENERAL COUNSEL                                        June 29, 1996           $ 2.63      $ 1.75
Henke, Heaton & Bufkin                                 September 28, 1996      $ 2.44      $ 1.75
Professional Corporation                               December 28, 1996       $ 2.44      $ 1.75
Clarksdale, Mississippi
                                                       March 29, 1997          $ 2.25      $ 1.75
SECURITIES COUNSEL                                     June 28, 1997           $ 2.00      $ 1.63
Giroir, Gregory, Holmes & Hoover, PLC                  September 27, 1997      $ 2.00      $ 1.75
Little Rock, Arkansas                                  January 3, 1998         $ 3.63      $ 1.94

ANNUAL MEETING OF STOCKHOLDERS                         The Company currently anticipates that it will retain all
The Company's 1998 annual meeting of stockholders      of its earnings to support its operations and the
will be held at 10:00 a.m. local time on Thursday,     development of its business.  Therefore, the Company does
May 21, 1998, at the Country Suites by Carlson         not pay any cash dividends on its outstanding common stock.
in Memphis, Tennessee. Stockholders of record as       Future cash dividends, if any, will be at the discretion of
of March 27, 1998, are invited to attend this          the Company's Board of Directors and will depend upon, among
meeting.                                               other things, future operations and earnings, capital
                                                       requirements, general financial conditions, contractual
ANNUAL REPORT ON FORM 10-KSB                           restrictions, and other factors that the Board may consider
A copy of the Company's Annual Report on Form          relevant.
10-KSB for the year ended January 3, 1998, as
filed with the Securities and Exchange
Commission, may be obtained by stockholders
of record without charge upon request to the
Company.

STOCKHOLDER ACCOUNT ASSISTANCE
For address changes, registration changes, lost stock certificates, or if you are receiving duplicate copies of the Annual
Report, please contact Union Planters Bank at the address or number listed above.