Form 10KSB/A, Exhibit 13
period 1998-01-03
BACK YARD BURGERS INC
filed 1998-04-20
CIK 901495

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

BACK YARD BURGERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)


                                                                                         YEARS ENDED
                                                                  ---------------------------------------------------------
                                                                   JANUARY 3,               DECEMBER 28,        DECEMBER 30,
                                                                      1998                      1996                1995
                                                                      ----                      ----                ----
Cash flows from operating activities:
     Net income (loss)                                             $     162                 $     357           $   (2,953)
     Adjustments to reconcile net income (loss)
       to net cash provided by operating activities:
          Depreciation and amortization of property
            and equipment                                              1,022                       939                  979
          Impairment of long-lived assets                                377                        --                2,564
          Deferred income taxes                                           --                        --                 (107)
          Amortization of intangible assets                              104                       103                  175
          Amortization of preopening costs                                17                        70                  209
          Provision for losses on receivables                            163                       119                  174
          Gain on sale of assets                                          --                        (3)                  --
          (Increase) decrease in assets
            Receivables                                                 (184)                     (275)                 (82)
            Inventories                                                  (26)                       17                  (15)
            Prepaid expenses and other current assets                    (59)                       73                  (68)
            Income taxes refundable                                       --                        22                   20
            Other assets and notes receivable                             56                        (6)                  (2)
          Increase (decrease) in liabilities
            Accounts payable and accrued expenses                        266                       233                  120
            Other deferred liabilities                                    12                        25                   25
            Deferred franchise and area development fees                  93                       (78)                   5
                                                                   ---------                 ---------             --------
               Net cash provided by operating activities               2,003                     1,596                1,044
                                                                   ---------                 ---------             --------
Cash flows from investing activities:
     Additions to property and equipment                              (2,758)                     (863)              (1,980)
     Proceeds from sale of property and equipment                         34                        45                  916
     Investment in joint ventures                                         --                        --                 (100)
     Acquisitions of businesses, net of cash acquired                     --                        --                 (424)
                                                                   ---------                 ---------             --------
               Net cash used in investing activities                  (2,724)                     (818)              (1,588)
                                                                   ---------                 ---------             --------
Cash flows from financing activities:
     Issuance of stock                                                    26                        21                    3
     Principal payments on long-term debt                               (353)                     (230)                (206)
     Proceeds from issuance of long-term debt                          1,275                        --                  856
     Proceeds from exercise of stock options                              --                         4                   --
                                                                   ---------                 ---------             --------
               Net cash provided (used) by financing activities          948                      (205)                 653
                                                                   ---------                 ---------             --------

               Net increase in cash and cash equivalents                 227                       573                  109

Cash and cash equivalents:

     Beginning of year                                                 1,101                       528                  419
                                                                   ---------                 ---------           ----------
     End of year                                                   $   1,328                 $   1,101           $      528
                                                                   =========                 =========           ==========

Supplemental disclosure of cash flow information:
     Income taxes paid (received)                                  $      --                 $     (22)          $      (24)
                                                                   =========                 =========           ==========
     Interest paid                                                 $     232                 $     228           $      294
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