Form 10KSB40, Exhibit 13
period 1999-01-02
BACK YARD BURGERS INC
filed 1999-04-02
CIK 901495

                                                                      EXHIBIT 13

                                ABOUT THE COMPANY

         Back Yard Burgers operates and franchises quick-service and fast-casual restaurants that specialize in charbroiled, freshly prepared, great-tasting food. As its name implies, Back Yard Burgers strives to offer the same high-quality ingredients and special care typified by outdoor grilling in the back yard. Its menu features made-to-order gourmet hamburgers and chicken sandwiches charbroiled over an open flame, fresh salads, chili and other special entrees, as well as hand-dipped milkshakes, fresh-made lemonade and fresh-baked cobblers.

         Our goal for 1999 is to continue to position Back Yard Burgers as a favored regional "fast-casual" restaurant chain. We intend to add more restaurants to our family and further enhance our existing dine-in facilities. Our primary operating strategy includes serving great-tasting food and providing the guest with a truly "ENJOYABLE" dining experience. We plan to creatively communicate our points of differentiation -- charbroiled 1/3 pound hamburgers, charbroiled chicken sandwiches and a variety of other "Back Yard" favorites.

                              FINANCIAL HIGHLIGHTS*
               (in thousands, except per share amounts and units)

                                           December 28,     January 3,      January 2,
FOR THE YEAR ENDED:                           1996            1998            1999
                                             -------         -------         -------

Restaurant sales                             $22,281         $24,150         $25,082
Total revenues                                24,041          26,034          27,364
Net income                                       357             162           1,171
Net income per share:
   Basic                                         .08             .04             .26
   Diluted                                       .08             .04             .25
Weighted average shares outstanding:
   Basic                                       4,221           4,261           4,533
   Diluted                                     4,543           4,587           4,654

System-wide sales                            $49,515         $55,798         $59,564
Units in operation:
   Company-owned                                  34              32              33
   Franchised                                     47              45              48
                                             -------         -------         -------
   Total                                          81              77              81
                                             =======         =======         =======


    [GRAPH]                     [GRAPH]                     [GRAPH]

    Revenues               Operating Income**         Same-Store Sales***
    ($000's)                   ($000's)





* The years ended January 2, 1999 and December 28, 1996 contained 52 weeks while the year ended January 3, 1998 contained 53 weeks.
** Excludes non-cash charge for impairment of long-lived assets of $377,000 in
   1997.
***Depicts percentage increase or decrease over the previous year's same-store sales.

To Our Shareholders:

         Welcome to our Back Yard! 1998 proved to be a successful year for our company and our system of restaurants. We continued to build our brand as a "fast-casual" concept.

         Today, I am confident we have chosen the correct path to lead us to greater profitability, growth and a new era for the company. We believe our continuing positive results are due to our decision to reposition the company from primarily a quick-service, double drive-thru concept to primarily a fast-casual, single drive-thru/dine-in concept.

         Same-store sales for 1998 increased 6.3% for company-operated restaurants and 5.8% for franchised restaurants. This comes on top of a 1997 increase for company-operated restaurants of 7.0% and for franchised restaurants of 6.5%. I believe this increase is attributable to the four primary tactical enhancements begun in 1997: (1) the increased attention to hiring the best available team members and training them to serve our guests in a friendly manner to provide a great experience; (2) the impact of converting double drive-thrus to traditional dine-in/drive-thrus so our guests can enjoy our great-tasting food in inviting surroundings; (3) a well-balanced, focused marketing campaign to add brand awareness, increase our guests' frequency of visits and increase the number of first time guests, and; (4) the commitment of a dedicated franchise family.

         Our record results for 1998 demonstrate that we are on the right track. We have had nine consecutive quarters of positive same-store sales. We see benefits on the tactics we implemented in 1997 and 1998. Operationally, we are performing better than ever, and our marketing campaign continues to deliver positive results.

         Under-performing markets and locations have been addressed regularly and improvements made. In 1998, four additional double drive-thru locations were converted to traditional dine-in/drive-thru restaurants with favorable results. This included three company-operated restaurants and one franchised restaurant. Additionally, ten new restaurants were opened during 1998, three company-operated and seven franchised. While we have completed the majority of the possible conversions of restaurants to single drive-thrus with indoor seating, we hope to complete this process with an additional conversion in 1999.

         Our 1998 strategy of leveraging our brand upward with a "fast-casual" positioning created a trend of increased same- store sales and revenues. These increases have been achieved despite heavy discounting by our major competitors. We have chosen not to compete on price at the expense of quality. We have tested a number of new menu items and are pleased with the initial results. These results indicate that we are on course by serving great-tasting, premium products at a fair price, along with a commitment to deliver outstanding guest service. We believe we can successfully compete in a crowded marketplace.

         In 1999, in addition to continuing to implement our basic growth strategy of opening more company-operated restaurants in selective locations and developing additional franchised restaurants, we have embarked on some new concepts for our company-operated stores. For example, we opened our first company-operated restaurant in a Chevron convenience store. We also were awarded exclusive vending rights for the nationally famous Memphis Zoo.

         As we enter our 12th year, I am proud of our achievements, our commitment to providing our guests with the best possible tasting food and our new growth. Most importantly, I am proud of the foundation on which we continued to build in 1998, and I look forward to executing our strategy in 1999 and achieving the level of success our system is capable of producing. We are creating a difference that I hope our customers and shareholders will appreciate. ENJOY!

Sincerely,


Lattimore M. Michael
Founder, Chairman and Chief Executive Officer

                           FORWARD-LOOKING INFORMATION

         Certain information included herein may contain statements that are forward-looking, such as statements related to financial items and results, plans for future expansion and other business development activities, capital spending or financing sources, capital structure and the effects of regulation and competition. Forward-looking statements made by the company are based upon estimates, projections, beliefs and assumptions of management at the time of such statements and should not be viewed as guarantees of future performance. Such forward-looking information involves important risks and uncertainties that could significantly impact anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements by or on behalf of the company. These risks and uncertainties include, but are not limited to, increased competition within the industry for customers, qualified labor and desirable locations, increased costs for beef, chicken or other food products and management decisions relating to restaurant growth, financing, franchising and new product development, as well as items described under "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

         The following discussion and analysis should be read in conjunction with the company's consolidated financial statements and notes thereto, included elsewhere in this annual report. Because Back Yard Burgers' fiscal year ends on the Saturday closest to December 31, fiscal 1998 and 1996 contain 52 weeks versus 53 weeks for 1997. As a result, operating results for fiscal 1998 are not directly comparable with those of the prior 53-week period.

         The Back Yard Burgers system included 81 restaurants, of which 33 were company-operated and 48 were franchised. The company's revenues are derived primarily from company-operated restaurant sales, franchise and area development fees and royalty fees. Certain expenses (cost of restaurant sales, restaurant operating expenses, depreciation, amortization and advertising) relate directly to company-operated restaurants, while general and administrative expenses relate to both company-operated restaurants and franchise operations. The company's revenues and expenses are affected by the number and timing of the opening of additional restaurants. Sales for new restaurants in the period immediately following their opening tend to be high because of trial by public and promotional activities. As a result, the timing of openings can affect the average volume and other period-to-period comparisons.

RESULTS OF OPERATIONS

         The following table sets forth the percentage relationship to total revenues, unless otherwise indicated, of certain items included in the company's historical operations and operating data for the periods indicated.

                                                                           FOR THE YEARS ENDED
                                                                           -------------------
                                                          JANUARY 2,            JANUARY 3,           DECEMBER 28,
                                                            1999                  1998                  1996
                                                            ----                  ----                  ----

REVENUES
  Restaurant sales                                          91.7%                 92.8%                 92.7%
  Franchise and area development fees                         .5                    .3                    .7
  Royalty fees                                               4.8                   4.5                   4.2
  Advertising fees                                           1.7                   1.2                   1.1
  Other operating revenue                                    1.3                   1.2                   1.3
                                                           -----                 -----                 -----
    Total revenue                                          100.0%                100.0%                100.0%
                                                           =====                 =====                 =====

                                                              FOR THE YEARS ENDED
                                                    JANUARY 2,     JANUARY 3,    DECEMBER 28,
                                                      1999           1998           1996
                                                      ----           ----           ----

COSTS AND EXPENSES
  Cost of restaurant sales (1)                        32.7%          32.8%          33.3%
  Restaurant operating expenses (1)                   47.2           48.3           49.5
  General and administrative                          11.9           12.3           11.8
  Advertising                                          5.5            5.1            4.4
  Depreciation and amortization                        4.6            4.4            4.6
  Impairment of long-lived assets                       --            1.4             --
  Operating income                                     4.7            1.5            2.3
  Interest income                                      0.1            0.1            0.1
  Interest expense                                    (1.8)          (0.9)          (0.9)
  Other, net                                            --             --             --
  Income before taxes                                  3.0            0.6            1.5
  Income tax benefit (2)                              42.8             --             --
  Net income                                           4.3            0.6            1.5


      (1)   As a percentage of restaurant sales.
      (2)   As a percentage of income before taxes.

OPERATING DATA
  Restaurant sales (000's)
    Company-operated                             $ 25,082         $ 24,150         $ 22,281
    Franchised                                     34,482           31,648           27,234
                                                 --------         --------         --------
     Total                                       $ 59,564         $ 55,798         $ 49,515
                                                 ========         ========         ========


AVERAGE ANNUAL SALES PER RESTAURANT OPEN
FOR A FULL YEAR (1)
    Company-operated                             $797,000         $731,000         $645,000
    Franchised                                   $759,000         $703,000         $586,000
    System-wide                                  $774,000         $716,000         $615,000

NUMBER OF RESTAURANTS (2)
    Company-operated                                   33               32               34
    Franchised                                         48               45               47
                                                 --------         --------         --------
      Total                                            81               77               81
                                                 ========         ========         ========



(1) Includes sales for restaurants open for entire trailing twelve-month period. Restaurants are included in the calculation after the completion of six months of operations, as sales during the period immediately after opening tend to be higher due to promotions and trial by public.

(2) Subsequent to January 2, 1999, one company-operated and two franchised restaurants were opened and one franchised restaurant was closed.

COMPARISON OF FISCAL YEAR 1998
TO FISCAL YEAR 1997

BACK YARD BURGERS' FISCAL YEAR ENDS ON THE SATURDAY CLOSEST TO DECEMBER 31. AS A RESULT, FISCAL 1998 CONTAINS 52 WEEKS VERSUS 53 WEEKS FOR THE PRIOR YEAR. THEREFORE, ALL REFERENCES TO FISCAL 1998 ARE FOR THE 52-WEEK PERIOD ENDED JANUARY 2, 1999 AND ALL REFERENCES TO FISCAL 1997 ARE FOR THE 53-WEEK PERIOD ENDED JANUARY 3, 1998.

         RESTAURANT SALES increased 3.9% to $25,082,000 during 1998 compared to $24,150,000 during 1997. This increase is primarily the result of an increase in same-store sales at restaurants open for more than one year of 6.3%, which includes a menu price increase of approximately 3.0% effective at the beginning of September, 1997. The increase in same-store sales, coupled with new stores not included in the same-store sales calculation, accounted for approximately $2,650,000 in additional sales. This increase was partially offset by the loss of sales from one restaurant which was closed and one restaurant which was converted to a franchised restaurant, as well as one less week of sales as noted above. Company management believes that the increases in same-store sales are the results of improved customer service; the retrofit of three double drive-thrus to dine-in facilities with single drive-thrus during 1998; and the menu price increase noted above.

         FRANCHISE AND AREA DEVELOPMENT FEES were $142,000 during 1998, an increase of 49% from $95,000 in 1997. Six new franchised restaurants were opened in 1998, as compared to four new franchised units opened in 1997. This increase in franchised restaurant openings was offset by a decrease of $15,000 in 1998 compared to 1997, in fees recognized from area development agreements which expired.

         ROYALTY FEES increased 11.5% to $1,313,000 during 1998 compared to $1,178,000 during 1997. The increase is due to an increase in franchised restaurant sales upon which the fees are based. Comparable same-store sales at franchised restaurants open for more than one year increased 5.8%, representing an increase in royalty fees of approximately $55,000. Additionally, seven franchised restaurants were opened, one company-operated restaurant was converted to a franchised unit and five franchised restaurants were closed during 1998.

         ADVERTISING FEES increased 55.7% to $478,000 for 1998 compared to $307,000 during 1997. The increase is primarily due to a voluntary increase of 50% in the national advertising fee by 40 of the 47 franchised restaurants to be used for a direct mail program. The increase is also related to the increase in franchised restaurant sales as noted above.

         COST OF RESTAURANT SALES, consisting of food and paper costs, totaled $8,206,000 during 1998 and $7,923,000 during 1997, decreasing to 32.7% as a percentage of restaurant sales during 1998 from 32.8% for 1997. The cost of beef, the largest single component of cost of restaurant sales, decreased approximately 2.4% and there were decreases in certain condiment and paper costs. These decreases were partially offset by increases in the cost of chicken and certain produce and dairy products.

         RESTAURANT OPERATING EXPENSES, consisting of labor, supplies, utilities, rent and certain other unit level operating expenses, increased to $11,839,000 for 1998 from $11,672,000 during 1997. The increase of $167,000 is due primarily to operating expenses from a net increase of two new company operated-restaurants which opened since the beginning of the 1997 third quarter, as well as the expenses associated with the expanded operations from the retrofit of three double drive-thru restaurants to single drive-thrus with dining room facilities. As a percentage of restaurant sales, restaurant operating expenses decreased to 47.2% from 48.3% for 1997. As a percentage of restaurant sales, this decrease relates primarily to a decrease of approximately 0.5% in promotional activities, as well as an increase in same- store sales at existing restaurants of 6.3%. A same-store sales increase results in expenses of a fixed and semi-variable nature, such as management payroll, rent, utilities, taxes and insurance, representing a smaller percentage of sales. These decreases were partially offset by increases in repairs and maintenance, operating supplies and equipment rental expense.

         GENERAL AND ADMINISTRATIVE COSTS increased to $3,261,000 during 1998 from $3,202,000 in 1997. This represents a decrease as a percentage of total revenue to 11.9% from 12.3% for 1997. The increase of $59,000 is primarily the result of (1) adding two new positions: one in the training department and one in company operations management, the goal of both positions being to facilitate superior customer service; and (2) annual raises which became effective at the beginning of the second quarter of 1998.

         ADVERTISING EXPENSE which increased to $1,513,000 for 1998 from $1,323,000 during 1997, increased as a percentage of total revenues to 5.5% from 5.1%. This is the result of an increase in advertising fees, as described above, which, in addition to the direct mail program noted above, are used for the development and production of marketing campaigns and collateral material.

         INTEREST EXPENSE increased 100% to $485,000 for 1998 from $242,000 in 1997. This is due to a net increase in long-term debt of $2,377,000, or 77%, during 1998. The borrowings from this increase in long-term debt were used to add new restaurants and retrofit existing restaurants to include dine-in facilities.

         INCOME TAX BENEFIT increased to $351,000 in 1998 from 1997. This benefit results from the 1998 reversal of valuation allowances established in prior years for the company's deferred tax assets. The 1998 reversal results from a change in estimate with respect to the ultimate realization of such assets.

COMPARISON OF FISCAL YEAR 1997
TO FISCAL YEAR 1996

BACK YARD BURGERS' FISCAL YEAR ENDS ON THE SATURDAY CLOSEST TO DECEMBER 31. AS A RESULT, FISCAL 1997 CONTAINS 53 WEEKS VERSUS 52 WEEKS FOR THE PRIOR YEAR. THEREFORE, ALL REFERENCES TO FISCAL 1997 ARE FOR THE 53-WEEK PERIOD ENDED JANUARY 3, 1998 AND ALL REFERENCES TO FISCAL 1996 ARE FOR THE 52-WEEK PERIOD ENDED DECEMBER 28, 1996.

         RESTAURANT SALES increased 8.4% to $24,150,000 during 1997 compared to $22,281,000 during 1996. This increase is primarily the result of an increase in same-store sales at restaurants open for more than one year of 7.0%, which includes menu price increases of approximately 3.5%, 4.0% and 3.0% effective at the beginning of July, 1996, May, 1997 and September 1997, respectively. The increase in same-store sales, coupled with new stores not included in the same-store sales calculation , accounted for approximately $2,130,000 in additional sales. This increase was partially offset by the loss of two restaurants which were closed, and one which was converted to a franchised restaurant. Management of the company believes that the increase in same-store sales is the result of converting five double drive-thru units to dine-in facilities with single drive-thrus and the menu price increases noted above, as well as a balanced marketing campaign strategy which is focused on increasing customer awareness and resultant sales.

         FRANCHISE AND AREA DEVELOPMENT FEES were $95,000 during 1997, a decrease of 45.7% from $175,000 in 1996. Four new franchised restaurants were opened in 1997, as compared to 11 new franchised units opened in 1996. This decrease in franchised restaurant openings was offset by an increase of $25,000 from fees recognized from area development agreements which expired in 1997.

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

         COST OF RESTAURANT SALES, consisting of food and paper costs, totaled $7,923,000 for 1997 and $7,429,000 during 1996, decreasing as a percentage of restaurant sales to 32.8% from 33.3% in 1996. This percentage decrease is due primarily to the menu price increases noted above coupled with a continuing focus on improving operating procedures to reduce waste, as well as price decreases in all paper costs. These decreases were partially offset by an increase of approximately 6.3% in the cost of beef, as well as various other price increases in certain dairy and produce items.

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

         GENERAL AND ADMINISTRATIVE COSTS which increased to $3,202,000 for 1997 from $2,840,000 in 1996, increased as a percentage of total revenue in 1997 to 12.3% from 11.8% in 1996. The increase of $362,000 is primarily the result of
(1) the addition during the last quarter of 1996 of operations management personnel in the Memphis and Little Rock markets, (2) at the corporate level, an individual to reactivate franchise sales which were suspended during 1996, (3) an MIS specialist to direct point of sale maintenance and upgrade programs, and
(4) personnel costs related to an increased level of restaurant management training programs to facilitate improved customer service.

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

         Although no stores became impaired in 1998, two stores became impaired during 1997. One store closed in 1997 and the other closed in 1998. While some of the fixed assets at the locations were utilized by other stores, certain assets were fixed to the site and were unrecoverable. Based on an analysis of projected undiscounted cash flows for these locations, the company determined in 1997 that the carrying value of certain long-lived assets necessitated a write-down of $275,000 and a related accrual for future lease payments of $102,000 was recorded. In 1998, $51,000 of lease payments were incurred for these closed stores and charged against this reserve. As of January 2, 1999, the company's remaining accrual for future lease obligations was $51,000 for the remaining lease payments due net of estimated sublease income.

LIQUIDITY AND CAPITAL RESOURCES

         Capital expenditures totaled $4,983,000 for 1998, $2,758,000 for 1997 and $863,000 for 1996. Generally, the company constructs its restaurant buildings on leased properties for its company-operated restaurants. The average monthly lease cost for the 19 company-operated restaurants on leased sites is approximately $3,070 per month. For the eight restaurants where the company leases the building as well as the site, the average monthly cost is approximately $4,820 per month.

         Cash from operations for the company is primarily affected by net earnings adjusted for deferred franchise fees and non-cash expenses which consist primarily of depreciation and amortization and, in 1997, a charge for impaired assets. Depreciation and amortization totaled $1,270,000 for 1998, $1,143,000 for 1997 and $1,112,000 for 1996. Year to year increases relate to the addition of buildings, equipment and other depreciable items. The increases from 1997 to 1998 resulted from the addition of two company-operated restaurants and three dining room additions to existing company-operated restaurants during the year. The increases from 1996 to 1997 resulted from the addition of one company-operated restaurant and five dining room additions in 1997.

         Cash from operations totaled $1,978,000, $2,003,000 and $1,596,000 for 1998, 1997 and 1996, respectively. Since January 1, 1996, cash from operations and debt have been used for the addition of dining rooms to certain existing double drive-thru restaurants, new restaurants and equipment.

         As of January 2, 1999, the company had total long-term debt of $5,458,000 and unused lines of credit and loan commitments of potential additional borrowings of $1,780,000. On October 4, 1996, the company received a commitment from a leasing company for a loan transaction. The commitment provides the company with up to $2,000,000 and bears interest of approximately 14.1%. At January 2, 1999, borrowings under the commitment were $1,034,000. On January 23, 1997, the company received a loan commitment from a financial institution which provided the company with potential borrowings of up to $765,000 bearing interest at prime rate plus 1%. On December 15, 1997, the company entered into a loan agreement with a financial institution which provided the company with $460,000 bearing interest at 9.75%. On October 27, 1998, the company received a loan commitment from a financial institution which provided the company with potential borrowings of $788,000 bearing interest at prime rate plus 1/2%. At January 2, 1999, borrowings under the commitment were $418,834. On November 10, 1998, the company received a loan commitment from a financial institution which provided the company with potential borrowings of $703,936 bearing interest at prime rate plus 1/2%. At January 2, 1999, borrowings under the commitment were $309,493. Each of the above agreements are secured by real and personal property to be constructed and/or acquired with the proceeds of the agreement. The company also guarantees certain debt of joint ventures of which it is a party. See Note 4 to Consolidated Financial Statements.

         The company believes that it currently has sufficient resources to fund anticipated capital expenditures of approximately $3,750,000 during 1999. These resources include the borrowing commitments described above in addition to the company's internally generated cash flow. Additional growth in 1999 may require the company to obtain additional debt or equity financing.

SEASONALITY AND INFLATION

         While the company does not believe that seasonality affects its operations in a materially adverse manner, first quarter results will generally be lower than other quarters due to seasonal climate conditions in the locations of many of its restaurants. Management does not believe that inflation has had a material effect on income during 1998. Increases in food, labor or other operating costs could adversely affect the company's operations. In the past, however, the company generally has been able to increase menu prices or modify its operating procedures to substantially offset increases in its operating costs.

CONVERSION OF PREFERRED STOCK

         In accordance with the provisions of the company's Certificate of Incorporation regarding preferred stock, as a result of the company's having attained after-tax net income in excess of $600,000 during 1994, each share of preferred stock is convertible into one share of common stock, at the option of the holder. The company has notified preferred stockholders of their right to convert preferred stock to common stock and anticipates that all shares of preferred stock will be converted. Such conversion began on April 5, 1995, at which time there were 1,199,979 shares of preferred stock outstanding. As of January 2, 1999, only 23,123 shares have yet to be converted.

IMPACT OF NEW ACCOUNTING STANDARDS
         COMPREHENSIVE INCOME AND SEGMENT REPORTING - In June, 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." These statements did not have a material impact on the company.

YEAR 2000

         The fact that many computers and other systems with embedded microchip processors were programmed to record only the last two digits of the year for all dates encountered gives rise to the year 2000 issue. On January 1, 2000, many date-sensitive calculations could potentially go awry, creating substantial negative ramifications throughout the business world.

         The company has reviewed its computer systems and software and has identified four major areas that are critical to the company with respect to the year 2000 issue: (1) communications hardware and software, (2) network hardware/software and accounting software, (3) point-of-sale terminals, and (4) key third parties.

         While the company has taken certain actions to address the year 2000 issue, it has not completed its analysis of the issue. During 1998, the company upgraded its phone system with a system represented by the outside vendor to be year 2000 compliant . The company also has communication software in place with certain financial institutions and is in the process of confirming that such software is in fact year 2000 compliant. The company has planned a network and accounting software upgrade that is scheduled to be completed in the first half of 1999. The upgrade includes the replacement of the existing network server as well as the replacement and enhancement of certain personal computers. The company's accounting software is supplied by an outside vendor, and the vendor has confirmed that the software to be installed upon upgrading the network is year 2000 compliant. The company is also in the process of determining whether certain of its spreadsheet and database software will need to be upgraded during 1999. The company estimates the total cost of the software and hardware enhancements and upgrades necessary to become year 2000 compliant to be approximately $30,000.

         All existing point-of-sale terminals used by the company and its franchisees have been represented by outside suppliers to be year 2000 compliant and all terminals currently being installed are also in compliance.

         One of the greatest risks of year 2000 exists within the supply chain of most businesses, and for the company, year 2000 compliance by key third parties, including food product suppliers, energy providers and others, is crucial to the continuing operations of the company. There is a certain amount of uncontrollable risk associated with third party year 2000 readiness; however, the company plans to gain assurance from key third parties, including all franchisees and their suppliers, as to their year 2000 compliance efforts via written confirmation by June 30, 1999.

         The failure by the company to properly address its internal year 2000 issues or the inability of outside parties to supply goods and services necessary to produce and sell the company's products could have a material adverse impact on the results of operations, liquidity and the financial condition of the company. These problems could ultimately result in the cessation of material operations for an unknown period of time.

         Although no formal contingency plan is currently in place, the company's goals are to: (1) achieve internal year 2000 readiness with respect to all material operations prior to September 30, 1999, (2) appropriately address any material concerns over third party readiness with qualified alternate suppliers as necessary, also prior to September 30, 1999, and (3) continue to monitor the year 2000 issue and take all appropriate actions through early 2000.

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

         During 1998, the price of beef, the largest single component of the cost of restaurant sales, decreased approximately 2.4%. Management of the company expects beef and chicken prices to rise at some point in the future, and that it will be difficult to raise menu prices to fully cover these anticipated increases due to the competitive state of the quick-service restaurant industry. Additional margin improvements would have to be made through operational improvements, equipment advances and increased volumes to help offset these potential increases.

         Due to the competitive nature of the restaurant industry, site selection will become even more difficult as an increasing number of businesses will be vying for locations with similar characteristics. This could result in higher occupancy costs for prime locations.

         Same-store sales increased 6.3% during 1998, slightly below the rate of increase of 7.0% experienced in 1997. The company implemented a balanced marketing strategy focused on increasing guest awareness and increasing the frequency of guest visits. The company will continue this strategy in 1999, however, there are no assurances that the increases in same-store sales will continue.

         The future success of the company will be determined, to a great extent, by the ability to positively address these issues.

BACK YARD BURGERS, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

                                                                        JANUARY 2,        JANUARY 3,
                                                                           1999              1998
                                                                           ----              ----

ASSETS

Cash and cash equivalents                                                $    815          $  1,328
Receivables, less allowance for doubtful accounts of
 $121 ($26 in 1997)                                                           200               354
Inventories                                                                   202               176
Current deferred tax asset                                                    104                --
Prepaid expenses and other current assets                                      96                73
                                                                         --------          --------
     Total current assets                                                   1,417             1,931

Property and equipment, at depreciated cost                                13,365             9,451
Intangible assets, net                                                      1,352             1,457
Noncurrent deferred tax asset                                                 452                --
Notes receivable                                                               98                98
Other assets                                                                  264               218
                                                                         --------          --------
                                                                         $ 16,948          $ 13,155
                                                                         ========          ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable                                                         $    467          $    653
Accrued expenses                                                              850               786
Income taxes payable                                                          205                --
Current installments of long-term debt                                        361               217
                                                                         --------          --------
     Total current liabilities                                              1,883             1,656

Long-term debt, less current installments                                   5,097             2,864
Deferred franchise and area development fees                                  254               215
Other deferred liabilities                                                    128               122
                                                                         --------          --------
     Total liabilities                                                      7,362             4,857
                                                                         --------          --------

Commitments and contingencies (Notes 4, 5, 7 and 13)

Stockholders' equity
   Preferred stock, $.01 par value; 2,000,000 shares authorized;
    23,123 shares issued and outstanding (289,600 in 1997)                     --                 3
   Common stock, $.01 par value; 12,000,000
    shares authorized; 4,596,471 shares issued
    and outstanding (4,276,723 in 1997)                                        46                42
   Paid-in capital                                                         10,098             9,982
   Retained deficit                                                          (558)           (1,729)
                                                                         --------          --------
     Total stockholders' equity                                             9,586             8,298
                                                                         --------          --------
                                                                         $ 16,948          $ 13,155
                                                                         ========          ========



          See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

                                                                     YEARS ENDED
                                                                     -----------
                                                    JANUARY 2,        JANUARY 3,       DECEMBER 28,
                                                       1999              1998              1996
                                                       ----              ----              ----

Revenues:
   Restaurant sales                                  $ 25,082          $ 24,150          $ 22,281
   Franchise and area development fees                    142                95               175
   Royalty fees                                         1,313             1,178             1,011
   Advertising fees                                       478               307               264
   Other                                                  349               304               310
                                                     --------          --------          --------
        Total revenues                                 27,364            26,034            24,041
                                                     --------          --------          --------

Expenses:
   Cost of restaurant sales                             8,206             7,923             7,429
   Restaurant operating expenses                       11,839            11,672            11,032
   General and administrative                           3,261             3,202             2,840
   Advertising                                          1,513             1,323             1,066
   Depreciation and amortization                        1,271             1,143             1,114
   Impairment of long-lived assets                         --               377                --
                                                     --------          --------          --------
        Total expenses                                 26,090            25,640            23,481
                                                     --------          --------          --------

        Operating income                                1,274               394               560

Interest income                                            24                14                16
Interest expense                                         (485)             (242)             (228)
Other, net                                                  7                (4)                9
                                                     --------          --------          --------
        Income before income taxes                        820               162               357

Income tax benefit                                        351                --                --
                                                     --------          --------          --------
Net income                                           $  1,171          $    162          $    357
                                                     ========          ========          ========

Income per share:
  Basic                                              $    .26          $   0.04          $   0.08
                                                     ========          ========          ========

  Diluted                                            $    .25          $   0.04          $   0.08
                                                     ========          ========          ========

Weighted average number of common shares and
common equivalent shares outstanding:
  Basic                                                 4,533             4,261             4,221
                                                     ========          ========          ========

  Diluted                                               4,654             4,587             4,543
                                                     ========          ========          ========






          See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT FOR NUMBER OF SHARES)
--------------------------------------------------------------------------------

                                     PREFERRED STOCK           COMMON STOCK
                                     ---------------           ------------        PAID-IN    RETAINED
                                     SHARES    AMOUNT       SHARES      AMOUNT     CAPITAL     DEFICIT    TOTAL
                                     ------    ------       ------      ------     -------     -------    -----

Balance at December 30, 1995         329,415   $     3     4,205,531    $    42    $  9,931   $ (2,248) $  7,728

Conversion of preferred stock        (19,909)                 19,909
Exercise of stock options                                      2,400                      4                    4
Employee stock purchases                                      12,926                     21                   21
Net income                                                                                         357       357
                                   ---------   -------    ----------    -------    --------   --------  --------
Balance at December 28, 1996         309,506         3     4,240,766         42       9,956     (1,891)    8,110

Conversion of preferred stock        (19,906)                 19,906
Employee stock purchases                                      16,051                     26                   26
Net income                                                                                         162       162
                                   ---------   -------    ----------    -------    --------   --------  --------
Balance at January 3, 1998           289,600         3     4,276,723         42       9,982     (1,729)    8,298

Conversion of preferred stock       (266,477)       (3)      266,477          3
Exercise of stock options                                     40,071          1          88                   89
Employee stock purchases                                      13,200                     28                   28
Net income                                                                                       1,171     1,171
                                   ---------   -------    ----------    -------    --------   --------  --------
Balance at January 2, 1999            23,123   $    --     4,596,471    $    46    $ 10,098   $   (558) $  9,586
                                   =========   =======    ==========    =======    ========   ========  ========





          See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                   YEARS ENDED
                                                                                   -----------
                                                                    JANUARY 2,       JANUARY 3,      DECEMBER 28,
                                                                      1999             1998             1996
                                                                      ----             ----             ----

Cash flows from operating activities:
   Net income                                                       $ 1,171          $   162          $   357
   Adjustments to reconcile net income
      to net cash provided by operating activities:
        Depreciation and amortization of property
         and equipment                                                1,063            1,022              939
        Impairment of long-lived assets                                  --              377               --
        Deferred income taxes                                          (556)              --               --
        Amortization of intangible assets                               113              104              103
        Amortization/write off of  preopening costs                      95               17               70
        Provision for losses on receivables                             216              163              119
        Gain on sale of assets                                          (42)              --               (3)
        (Increase) decrease in assets
          Receivables                                                   (62)            (184)            (275)
          Inventories                                                   (26)             (26)              17
          Prepaid expenses and other current assets                    (118)             (59)              73
          Other assets                                                   (4)              56               (6)
        Increase (decrease) in liabilities
          Accounts payable and accrued expenses                        (122)             266              233
          Income taxes payable                                          205               --               22
          Other deferred liabilities                                      6               12               25
          Deferred franchise and area development fees                   39               93              (78)
                                                                    -------          -------          -------
                  Net cash provided by operating activities           1,978            2,003            1,596
                                                                    -------          -------          -------

Cash flows from investing activities:
   Additions to property and equipment                               (4,983)          (2,758)            (863)
   Proceeds from sale of property and equipment                          48               34               45
   Investment in joint ventures                                         (50)              --               --
                                                                    -------          -------          -------
                  Net cash used in investing activities              (4,985)          (2,724)            (818)
                                                                    -------          -------          -------

Cash flows from financing activities:
   Issuance of stock                                                     28               26               21
   Principal payments on long-term debt                                (543)            (353)            (230)
   Proceeds from issuance of long-term debt                           2,920            1,275               --
   Proceeds from exercise of stock options                               89               --                4
                                                                    -------          -------          -------
        Net cash provided (used) by financing activities              2,494              948             (205)
                                                                    -------          -------          -------

                  Net increase (decrease) in cash and cash
                    equivalents                                        (513)             227              573

Cash and cash equivalents:

   Beginning of year                                                  1,328            1,101              528
                                                                    -------          -------          -------
   End of year                                                      $   815          $ 1,328          $ 1,101
                                                                    =======          =======          =======

Supplemental disclosure of cash flow information:
   Income taxes refunded                                            $    --          $    --          $    22
                                                                    =======          =======          =======

   Interest paid                                                    $   462          $   232          $   228
                                                                    =======          =======          =======



          See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY. Back Yard Burgers, Inc. (the Company) owns and operates quick-service and fast-casual restaurants and is engaged in the sale of franchises in Back Yard Burgers and the collection of royalties based upon related franchise sales. The Company grants franchise rights for the use of "Back Yard Burgers," "BYB" or "BY Burgers" trade names and other associated trademarks, signs, emblems, logos, slogans and service marks which have been or may be developed. At January 2, 1999, the Company operated 33 restaurants in three states (Mississippi, Arkansas and Tennessee) and franchised 48 restaurants in 15 states.

CONSOLIDATION POLICY. The financial statements include the accounts of Back Yard Burgers, Inc. and its wholly owned subsidiaries, Little Rock Back Yard Burgers, Inc., BYB Properties, Inc. and Atlanta Burgers BYB Corporation, as well as Back Yard Burgers National Advertising Fund. Significant intercompany transactions have been eliminated.

FISCAL YEAR. The Company maintains its financial records on a 52-53 week fiscal year ending on the Saturday closest to December 31. The year ended January 2, 1999 contains 52 weeks while the years ended January 3, 1998 and December 28, 1996 contained 53 and 52 weeks, respectively.

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

ROYALTY AND ADVERTISING FEE INCOME. As part of its franchise agreements, the Company receives a percentage of each unit's gross sales (generally 4%). The franchise agreements also provide that franchisees are required to pay an additional 1% of gross sales to the National Advertising Fund (see Note 10). These fees are recorded on the accrual basis of accounting.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

RESTAURANT OPERATING EXPENSES. Restaurant operating expenses include all costs associated with the operation of the restaurant except corporate overhead, advertising, depreciation and amortization.

DEPRECIATION. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold costs and improvements are amortized over the lesser of their estimated useful lives or the remaining lease term. The average depreciable lives are as follows: building and improvements - 15 to 25 years; fixtures and equipment - 3 to 7 years; and transportation vehicles - 3 to 5 years.

PREOPENING COSTS. Effective October 4, 1998, the Company recorded a charge of approximately $11,000 to reflect the decision to write off all existing preopening costs and to thereafter expense such costs as incurred. The Company did not separately state this change as a cumulative effect of a change in accounting principle due to the immaterial effect of the change. Previously, the Company capitalized certain operating costs incurred prior to the opening of a new restaurant and amortized such costs over a one-year period.

ADVERTISING COSTS. Advertising costs, including production costs, are charged to expense as incurred on the first date of the advertising period.

INTANGIBLE ASSETS. Intangible assets consist of the excess of the cost of acquired companies and assets over the values assigned to net tangible assets. These intangibles are being amortized by the straight-line method over an 18 year period. Accumulated amortization totaled $710,000 at January 2, 1999 and $605,000 at January 3, 1998.

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

Management scheduled two stores for closure in 1997. One store closed in 1997, and the other was closed in January 1998. While some of the fixed assets at these locations are mobile and can be utilized by other stores, certain assets are fixed to the site and were deemed unrecoverable. Based on an analysis of projected undiscounted cash flows for these locations, the Company determined that the carrying amount of certain long-lived assets necessitated a write-down of $275,000 and a related accrual was for future lease payments of $102,000. In 1998, $51,000 of lease payments were incurred for these closed stores and charged against this reserve. As of January 2, 1999, the Company's remaining accrual for future lease obligations was $51,000 for the remaining lease payments due net of estimated sub-lease income.

PREFERRED STOCK. In accordance with the provisions of the Company's Certificate of Incorporation regarding preferred stock, each share of preferred stock is convertible into one share of common stock, at the option of the holder. As of January 2, 1999, all but 23,123 shares of preferred stock had been converted to common stock.

EARNINGS PER SHARE. The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share, which requires the presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity (Note 12).

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

FAIR VALUE OF FINANCIAL INSTRUMENTS. At January 2, 1999, the Company did not have outstanding any financial derivative instruments. The carrying amounts of cash and receivables approximate fair value because of the short maturity of those instruments. The fair value of the Company's long-term debt is estimated based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities. At January 2, 1999, the carrying value was $5,458,000 and the fair value was approximately $5,369,000 versus a carrying value of $3,081,000 and a fair value of $3,079,000 at January 3, 1998.


NOTE 2 - ACCOUNTS RECEIVABLE

Corporate receivables and National Advertising Fund receivables represent amounts due from franchisees for contractual obligations and for product purchases. A summary of accounts receivable follows:

                                                                                  JANUARY 2,        JANUARY 3,
                                                                                     1999              1998
                                                                                     ----              ----
                                                                                         (IN THOUSANDS)

   Corporate receivables                                                          $       170      $       178
   National Advertising Fund receivables                                                   68               55
   Other                                                                                   83              147
                                                                                  -----------      -----------
                                                                                          321              380
   Allowance for doubtful receivables                                                    (121)             (26)
                                                                                  -----------      -----------
                                                                                  $       200      $       354
                                                                                  ===========      ===========



NOTE 3 - PROPERTY AND EQUIPMENT

Summaries of property and equipment follow:

                                                                                  JANUARY 2,        JANUARY 3,
                                                                                     1999              1998
                                                                                     ----              ----
                                                                                         (IN THOUSANDS)

   Land                                                                           $      3,417     $     1,547
   Buildings                                                                             6,263           4,434
   Building and site improvements                                                        3,351           3,011
   Equipment                                                                             5,234           4,380
   Automobiles                                                                             240             168
                                                                                  ------------     -----------
                                                                                        18,505          13,540
   Accumulated depreciation and amortization                                            (5,140)         (4,089)
                                                                                  ------------     -----------
                                                                                  $     13,365     $     9,451
                                                                                  ============     ===========



NOTE 4 - INVESTMENT IN JOINT VENTURES

The Company has invested a total of $200,000 for 23%-25% interests in four joint ventures for the purpose of operating Back Yard Burgers restaurants. Two of the joint ventures purchased the building and land from the

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Company. No gain or loss was recorded by the Company in connection with these sales. Two joint ventures purchased land from a third party and built a building. The Company then entered into a long-term lease with each joint venture. Three of the leases are accounted for as financing leases and the fixed assets are recorded on the Company's balance sheet along with the present value of the future lease commitments. The remaining lease is accounted for as an operating lease. The Company has guaranteed 23%-25% of the long-term debt obtained by the joint ventures to finance the construction of the restaurants. At January 2, 1999, $372,000 of such debt is guaranteed by the Company.

Each of the above investments is recorded at cost as there is no material difference between the cost and equity method of accounting for any of these investments.


NOTE 5 - DEFERRED FRANCHISE AND AREA DEVELOPMENT FEES

At January 2, 1999, deferred fees received for certain franchise and area development rights, net of commissions paid, include amounts sold during the following years (in thousands):

              1998                                                       $       140
              Previous years                                                     114
                                                                         -----------
                                                                         $       254
                                                                         ===========



NOTE 6 - INDEBTEDNESS

Long-term debt is secured by property and equipment with a net book value aggregating $6,809,133 and guaranteed by the personal endorsements of certain stockholders. The balances consist of the following.

                                                                                   JANUARY 2,       JANUARY 3,
                                                                                      1999             1998
                                                                                      ----             ----
                                                                                          (IN THOUSANDS)

   Notes payable to financial institutions, payable in monthly installments ranging from $1,626 to $9,788, including
     interest ranging from 7.0% to 9.8%                                           $     3,083      $     1,138

   Financing lease transactions to Lester's Back Yard Burgers
     Joint Venture I, II and IV (See Note 4), payable in monthly installments ranging from $2,396 to $7,009 and effective
     interest rates ranging from 12.0% to 12.5%.                                        1,341            1,144

   Notes payable to a leasing company, payable in monthly
     installments ranging from $1,123 to $5,643 including
     interest of 14.1%                                                                  1,034              799
                                                                                  -----------      -----------
                                                                                        5,458            3,081
   Less current installments                                                             (361)            (217)
                                                                                  -----------      -----------
      Total                                                                       $     5,097      $     2,864
                                                                                  ===========      ===========


The principal maturities of all long-term debt subsequent to 1999 are as follows: $490,000 in 2000; $697,000 in 2001; $789,000 in 2002; $659,000 in 2003
and $2,462,000 thereafter.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


The Company has a line of credit with a financial institution for $150,000. The line of credit is secured by a $50,000 certificate of deposit. There were no borrowings outstanding under the agreement at January 2, 1999.

On October 4, 1996, the Company received a commitment (the "Commitment") from a leasing company for a loan transaction. The Commitment provides the Company with up to $2,000,000 and bears interest of approximately 14.1%. The Commitment is secured by certain real and personal property to be constructed and/or acquired with the commitment proceeds. As of January 2, 1999, borrowings outstanding under the commitment are $1,034,000, and $876,000 remains available.


NOTE 7 - OPERATING LEASES

Operating leases relate to leased land sites for Company-operated restaurants and office space for corporate operations. All leases contain renewal options. The future minimum rental payments under operating lease agreements as of January 2, 1999, are as follows (in thousands):

              1999                                                                $     1,095
              2000                                                                        935
              2001                                                                        804
              2002                                                                        678
              Thereafter                                                                2,301
                                                                                  -----------
                                                                                  $     5,813
                                                                                  ===========

Rent expense was $1,058,000, $1,187,000 and $1,093,000 in 1998, 1997 and 1996,
respectively.


NOTE 8 - RELATED PARTY TRANSACTIONS

In connection with the purchase of a franchised restaurant in 1994, the Company acquired a note receivable of $45,000 from an officer of the Company of which a remaining balance of $30,000 is included in notes receivable as of January 3, 1998, and January 2, 1999.


NOTE 9 - INCOME TAXES

Deferred income taxes are provided in recognition of temporary differences in reporting certain revenues and expenses for financial statement and income tax purposes.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The deferred tax assets (liabilities) are comprised of the following:

                                                           JANUARY 2,       JANUARY 3,
                                                              1999             1998
                                                              ----             ----
                                                                 (IN THOUSANDS)

   Current

      Current deferred tax assets
        Allowance for doubtful receivable                    $    41          $    10
        Accrued expenses                                          59               31
        Reserve for store closings                                15               39
                                                             -------          -------
                                                                 115               80
      Current deferred tax liabilities                           (11)              (4)
                                                             -------          -------
      Net current deferred tax asset                             104               76
      Deferred tax asset valuation allowance                      --              (76)
                                                             -------          -------
                                                             $   104          $    --
                                                             =======          =======

   Noncurrent

      Noncurrent deferred tax assets
        Franchise fees                                       $    47          $    81
        Net operating loss carryforwards                         531              683
        Alternative minimum tax credit carryforwards             145               --
        Goodwill amortization                                    349              378
        Other                                                     30               26
                                                             -------          -------
           Gross noncurrent deferred tax assets                1,102            1,168
                                                             -------          -------

      Noncurrent deferred tax liabilities
        Depreciation                                            (520)            (458)
                                                             -------          -------
           Gross noncurrent deferred tax liabilities            (520)            (458)
                                                             -------          -------

      Net noncurrent deferred tax asset                          582              710
      Deferred tax asset valuation allowance                    (130)            (710)
                                                             -------          -------
                                                             $   452          $    --
                                                             =======          =======

The ultimate realization of these assets is dependent upon the generation of future taxable income sufficient to offset the related deductions and loss carryforwards within the applicable carryforward period. During 1998, the Company evaluated the need for a valuation allowance and, based on the weight of available evidence, has determined that it is more likely than not that certain deferred tax assets will eventually be realized. The valuation allowance in 1998 is based on management's conclusion that it is more likely than not that certain state tax carryforward items will expire unused. The valuation allowance in 1997 was based on management's conclusion that it was more likely than not that certain state and federal tax carryforward items would expire unused.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

A reconciliation of the statutory Federal income tax rate to the income tax provision is as follows:



                                           1998                 1997                1996
                                           ----                 ----                ----
                                    AMOUNT       %       AMOUNT       %       AMOUNT       %
                                    ------     -----     ------     -----     ------     -----
                                                      (DOLLARS IN THOUSANDS)

Computed "expected" tax             $ 287       35.0%    $  57       35.0%    $ 125       35.0%
State income taxes, net of
 Federal income tax effect             --         --         9        5.3        16        4.5
Goodwill amortization                  15        1.8        14        8.9        14        3.9
Valuation allowance
 release                             (656)     (79.6)      (78)     (48.0)     (151)     (42.3)
Other                                   3         --        (2)      (1.2)       (4)      (1.1)
                                    -----      -----     -----      -----     -----      -----
                                    $(351)     (42.8)%   $  --        0.0%    $  --        0.0%
                                    =====      =====     =====      =====     =====      =====

As of January 2, 1999, and January 3, 1998, the Company has net operating loss carryforwards available for federal and state income tax reporting purposes on a consolidated basis of approximately $1,177,000 and $3,300,000, respectively. These net operating loss carryforwards expire between 2004 and 2011. Approximately $20,000 of these net operating loss carryforwards were acquired in certain purchase transactions and are subject to annual limitations on their usage. These carryforwards expire during the period 2004 through 2008.


NOTE 10 - NATIONAL ADVERTISING FUND

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


NOTE 11 - STOCK OPTION AND BENEFIT PLANS

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

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

In May 1995, the Board of Directors of the Company and the shareholders authorized the adoption of an Incentive Award Plan ("IAP") for the Company's employees. An aggregate of 450,000 shares of common stock may be granted under the IAP, as amended in May 1997. Options granted under the IAP may be designated by the Compensation Committee of the Board of Directors as Incentive Stock Options or Non-Qualified Stock Options. Non-Qualified Stock Options granted under the IAP may not be granted at a price less than par value of the common stock. Incentive Stock Options granted under the IAP may not be granted at a price less than the fair market value of the common stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares for which options are granted to any employee during any calendar year may not exceed $100,000. The term of the options shall be set by the Compensation Committee of the Board of Directors and no term shall exceed a reasonable time period. In the case of Incentive Stock Options, the term shall not be more than ten years from the date of grant. During 1998, the Company granted options for an aggregate of 81,864 shares of common stock at a weighted average exercise price of $2.35 per share, based upon fair market values at grant dates.

A summary of activity in the above two option plans for the years ended January 2, 1999, January 3, 1998 and December 28, 1996 follows:

                                1998                    1997                  1996
                                ----                    ----                  ----

                                      WEIGHTED                WEIGHTED               WEIGHTED
                                      AVERAGE                 AVERAGE                AVERAGE
                                      EXERCISE                EXERCISE               EXERCISE
                        OPTIONS        PRICE    OPTIONS        PRICE    OPTIONS       PRICE
                        -------        -----    -------        -----    -------       -----

Outstanding at
 beginning of year      303,637      $   3.25   226,568      $   3.72   168,242      $   4.68

Granted                  81,864          2.35    84,922          1.87    80,800          1.71

Exercised               (40,071)         2.11        --         --       (2,400)         1.50

Canceled                (48,303)         4.00    (7,853)         2.04   (20,074)         3.87
                        -------                 -------                 -------

Outstanding
 at end of year         297,127          3.03   303,637          3.25   226,568          3.72
                        =======                 =======                 =======

Exercisable
 at end of year         271,966          3.12   269,226          3.41   195,706          3.94
                        =======                 =======                 =======

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


A summary of information about the Company's stock options outstanding at January 2, 1999 follows:

                                   WEIGHTED                              WEIGHTED
                                   AVERAGE     WEIGHTED                   AVERAGE       WEIGHTED
RANGE OF                          REMAINING     AVERAGE                  REMAINING       AVERAGE
EXERCISE          OPTIONS        CONTRACTUAL   EXERCISE     OPTIONS     CONTRACTUAL     EXERCISE
 PRICES         OUTSTANDING         LIFE        PRICE     EXERCISABLE      LIFE          PRICE
--------        -----------      -----------   --------   -----------   -----------     --------

$1.50-$2.00       97,179              7.8        1.72        91,223        7.8            1.72
 2.00- 2.50       78,957              8.9        2.25        60,916        9.0            2.26
 3.00- 3.50       51,653              6.3        3.05        50,489        6.4            3.06
 5.50- 6.00       69,338              4.7        5.75        69,338        4.8            5.75
-----------      -------              ---        ----       -------        ---            ----
$1.50-$6.00      297,127              7.1        3.03       271,966        7.0            3.12
===========      =======              ===        ====       =======        ===            ====

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1998, 1997 and 1996 under the plan consistent with the method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, the Company's operating results for 1998, 1997 and 1996 would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                1998         1997      1996
                                ----         ----      ----
Net income
    As reported               $ 1,171        $ 162    $ 357
    Pro forma                   1,053           69      298

Basic earnings per share
    As reported                   .26          .04      .08
    Pro forma                     .23          .02      .07

Diluted earnings per share
    As reported                   .25          .04      .08
    Pro forma                     .23          .02      .07


The weighted-average grant-date fair value of options granted during 1998, 1997 and 1996 was $1.70, $1.31, and $1.15, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions using grants in 1998, 1997 and 1996, respectively:

                                          1998       1997       1996
                                          ----       ----       ----

     Average expected life (years)         7.0        7.0        7.0
     Average expected volatility          64.4%      66.5%      67.0%
     Risk-free interest rates              6.1%       6.1%       6.1%
     Dividend yield                        0.0%       0.0%       0.0%

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


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

In May 1995, the Board of Directors of the Company and the shareholders authorized the adoption of an Employee Stock Purchase Plan ("ESPP") for the Company's employees. An aggregate of 225,000 shares of common stock may be issued under the ESPP. Shares purchased under the ESPP shall be sold to participants at 85% of the reported price and the maximum number of shares that can be purchased by a participant is 1,000 shares per quarter. The ESPP shall continue in effect through May 31, 2005. During 1998, 1997 and 1996, 13,200, 16,051 and 12,926 shares were purchased, respectively, under the ESPP.

NOTE 12 - EARNINGS PER SHARE

A reconciliation of basic earnings per share to diluted earnings per share follows (in thousands, except per share data):

                                                                               YEAR ENDED
                                   ----------------------------------------------------------------------------------------------
                                          JANUARY 2, 1999                   JANUARY 3, 1998               DECEMBER 28, 1996
                                   -------------------------------   ------------------------------   ---------------------------
                                                         PER-SHARE                        PER-SHARE                     PER-SHARE
                                   INCOME     SHARES      AMOUNT     INCOME    SHARES      AMOUNT     INCOME   SHARES    AMOUNT
                                   ------     ------     ---------   ------    ------     ---------   ------   ------   ---------
BASIC EPS
Income available to
  common stockholders              $1,171      4,533    $    0.26     $162      4,261   $   0.04       $357     4,221    $  0.08

EFFECT OF DILUTIVE SECURITIES
Convertible preferred stock                                             69        298                             322
Stock options                                                           52         28                              --
                                   ------      -----      -------     ----      -----   -----          ----     -----    -------

DILUTED EPS
Income available to
  common stockholders
  plus assumed conversions         $1,171      4,654    $    0.25     $162      4,587   $   0.04       $357     4,543    $  0.08
                                   ======      =====    =========     ====      =====   ========       ====     =====    =======

Options and warrants to purchase shares of the Company's common stock were outstanding during the years 1998, 1997 and 1996 but were not included in the computation of diluted EPS because the exercise price was greater than the average market price of common shares. The options were still outstanding as of January 2, 1999; however, the warrants expired as of that date. Income available to common stockholders for each year presented above has not been affected by preferred dividends because the Company has not declared any dividends on its preferred shares.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 13 - COMMITMENTS AND CONTINGENCIES

CONCENTRATION OF RISK. Financial instruments which potentially subject the Company to concentration of credit risk are primarily cash and cash equivalents. The Company places its cash and cash equivalents in insured depository institutions and attempts to limit the amount of credit exposure to any one institution. At January 2, 1999, the Company's uninsured cash balance totaled $543,000.

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

Report of Independent Accountants                  (PRICEWATERHOUSECOOPERS LOGO)




To the Board of Directors and Stockholders of Back Yard Burgers, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Back Yard Burgers, Inc. and its subsidiaries at January 2, 1999 and January 3, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




Memphis, Tennessee
January 22, 1999


MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL STATEMENTS

     The management of Back Yard Burgers, Inc. has the primary responsibility for the preparation and integrity of the consolidated financial statements and other financial information contained in the Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles consistently applied in all material respects and reflect estimates and judgments by management where necessary. Financial information included throughout this annual report is consistent with the consolidated financial statements.
     The company maintains a system of internal accounting control which is adequate to provide reasonable assurance that assets are safeguarded and transactions are executed and recorded in accordance with management's authorization. The adequacy of the company's internal accounting controls are under the general oversight of the audit committee of the board of directors, consisting of two outside directors and one director who is an employee of the company. The committee reviews with the independent auditors the scope and results of the annual audit.
     The 1998 consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, in accordance with generally accepted auditing standards. PricewaterhouseCoopers LLP was recommended by the audit committee of the board of directors, selected by the board of directors and ratified by the company's stockholders. The independent accountants develop and maintain an understanding of the company's systems and procedures and perform such tests and other procedures, including tests of the internal accounting controls, as they deem necessary to enable them to express an opinion on the fairness of the consolidated financial statements. Such opinion, based upon their audits of the consolidated financial statements, is contained in this Annual Report.




Lattimore M. Michael                                    Michael G. Webb
Founder, Chairman  and Chief Executive Officer          Chief Financial Officer

                             DIRECTORS AND OFFICERS

BOARD OF DIRECTORS                                            OFFICERS

Lattimore M. Michael                                          Lattimore M. Michael
  Chairman and Chief Executive Officer                          Chairman and Chief Executive Officer

Joseph L. Weiss                                               Joseph L. Weiss
  President and Chief Operating Officer                         President and Chief Operating Officer

William N. Griffith                                           William N. Griffith
  Executive Vice President                                      Executive Vice President and Secretary-Treasurer
     and Secretary-Treasurer
                                                              Michael C. McDermott
Stephen J. King                                                 Executive Vice President, Corporate Operations
  CPA, Consultant
                                                              Michael G. Webb
W. Kurt Henke                                                   Chief Financial Officer
  Partner
  Henke, Heaton & Bufkin                                      Stephen C. Reid
  (attorneys-at-law)                                            Vice President, Research and Development

William B. Raiford, III
 Of Counsel
  Merkel & Cocke
  (attorneys-at-law)

                              CORPORATE INFORMATION


CORPORATE OFFICES
2768 Colony Park Drive
Memphis, TN 38118
901/367-0888

TRANSFER AGENT
Union Planters Bank
6200 Poplar Avenue, Third Floor
P. O. Box 387
Memphis, Tennessee 38147
901/580-5523

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
Memphis, Tennessee

GENERAL COUNSEL
Henke, Heaton & Bufkin
Professional Corporation
Clarksdale, Mississippi

SECURITIES COUNSEL
Giroir, Gregory, Holmes & Hoover, PLC
Little Rock, Arkansas

ANNUAL MEETING OF STOCKHOLDERS The company's 1998 annual meeting of stockholders will be held at 10:00 a.m. local time on Thursday, May 20, 1999, at the Guesthouse Inn & Suites in Memphis, Tennessee. Stockholders of record as of March 26, 1999, are invited to attend this meeting.

ANNUAL REPORT ON FORM 10-KSB
A copy of the company's Annual Report on Form 10- KSB for the year ended January 2, 1999, as filed with the Securities and Exchange Commission, may be obtained by stockholders of record without charge upon request to the company.

STOCKHOLDER ACCOUNT ASSISTANCE
For address changes, registration changes, lost stock certificates, or if you are receiving duplicate copies of the Annual Report, please contact Union Planters Bank at the address or number listed above.

STOCK MARKET INFORMATION
The company's common stock trades on the Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol BYBI. At March 26, 1999, the company had approximately 2,500 stockholders, including beneficial owners holding shares in nominee or "street" name.

Back Yard Burgers completed its initial public offering of common stock in June 1993 and began public trading on June 25, 1993. The table below sets forth the high and low stock bid prices for the two-year period ended January 2, 1999:

QUARTER ENDED:                HIGH             LOW
March 29, 1997             $    2.25        $    1.75
June 28, 1997              $    2.00        $    1.63
September 27, 1997         $    2.00        $    1.75
January 3, 1998            $    3.63        $    1.94

April 4, 1998              $    3.63        $    2.25
July 4, 1998               $    3.63        $    2.63
October 3, 1998            $    2.81        $    2.25
January 2, 1999            $    2.38        $    1.88

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