Form 10-K405, Exhibit 13
period 2000-01-01
BACK YARD BURGERS INC
filed 2000-03-31
CIK 901495

                               ABOUT THE COMPANY                    EXHIBIT 13

         Back Yard Burgers operates and franchises quick-service restaurants that specialize in charbroiled, freshly prepared, great-tasting food. As our name implies, Back Yard Burgers strives to offer the same high-quality ingredients and special care typified by outdoor grilling in the back yard. Our menu features made-to-order gourmet hamburgers and chicken sandwiches charbroiled over an open flame, fresh salads, chili and other special entrees, as well as hand-dipped milkshakes, fresh-made lemonade and fresh-baked cobblers.

         Our goal for 2000 is to continue to position Back Yard Burgers as a favored regional premium fast-food restaurant chain. We intend to add more restaurants to our family and further enhance our existing dine-in facilities. Our primary operating strategy includes serving great-tasting food and providing the guest with a truly "ENJOYABLE" dining experience. We plan to creatively communicate our points of differentiation-charbroiled 1/3 pound hamburgers, charbroiled chicken sandwiches and a variety of other "Back Yard" favorites.


                                               FINANCIAL HIGHLIGHTS *
                                 (in thousands, except per share amounts and units)

                                                                        January 1,            January 2,            January 3,
FOR THE YEAR ENDED:                                                        2000                  1999                  1998
                                                                        ----------            ----------            ----------

Restaurant sales                                                        $   26,480            $   25,082            $   24,150
Total revenues                                                              29,295                27,364                26,034
Net income (loss)                                                             (558)                1,171                   162
Net income (loss) per share:
   Basic                                                                      (.12)                  .26                   .04
   Diluted                                                                    (.12)                  .25                   .04
Weighted average shares outstanding:
   Basic                                                                     4,609                 4,533                 4,261
   Diluted                                                                   4,609                 4,654                 4,587

System-wide sales                                                       $   65,119            $   59,564            $   55,798
Units in operation:
   Company-owned                                                                35                    33                    32
   Franchised                                                                   51                    48                    45
                                                                        ----------            ----------            ----------
   Total                                                                        86                    81                    77
                                                                        ==========            ==========            ==========

                                  {BAR GRAPHS]

* The years ended January 1, 2000, and January 2, 1999, contained 52 weeks while the year ended January 3, 1998, contained 53 weeks.
** Excludes non-cash charge for impairment of long-lived assets of $1,362,000 in fiscal year 1999 and $377,000 in fiscal year 1997.
*** Depicts percentage increase or decrease over previous year's same-store sales.

To Our Shareholders:

         Welcome to our Back Yard! Quite frankly, 1999 was a year filled with mixed results. We solidified our position as a leading regional "premium" fast food provider. We hired Michael Myers, a former regional vice president with Whataburger, as our new chief operating officer. His leadership and enthusiasm are in place. He has created a stronger team of supervisors and unit level managers, a more disciplined approach to accomplish our goals, and a relentless approach to building sales. Our study to enhance our throughput and make our restaurants more efficient is nearing completion. Our entire team of senior management is refocused and totally committed to building sales and profits. However, we saw a decline in sales during the latter part of 1999. Non-food promotions targeted at children, as well as heavy discounting by some of our competitors had a negative impact on our sales. Even though the marketplace is crowded, we believe we can compete successfully by serving our great tasting Back Yard products. Our mission to make the "best burger" better has resulted in the addition of Eric Arthur as director of purchasing and research and development. Eric brings a wealth of knowledge and experience to our organization.

         Late last year we implemented a strategic plan to position ourselves as the leader of "premium" fast food. This positioning should allow us to exploit what makes Back Yard Burgers better than the rest - BETTER GREAT TASTING PRODUCTS, HIGHER QUALITY INGREDIENTS, CHARBROIL COOKING and SERVICE WITH A CARING ATTITUDE.

         We have been pleased that the Memphis Zoo continues to be a tremendous venue to market our concept and serve our products to a wide variety of guests. We signed a ten year contract to assure us of a long-term presence. This "world class" facility has enormous upside potential with the addition of White Tigers on display in 2000, the "real" probability of a pair of Pandas coming in 2001 for ten years, and the completion of the Northwest Passage in 2002.

Our strategies for success are as follows:

- FRANCHISING - We will continue to actively promote expansion by awarding more franchise territories. We believe our strongest growth vehicle is through adding franchised locations. Many of our current dedicated franchise owners will be adding restaurants in 2000.

- RESTAURANT OPERATIONS - We have virtually completed the conversion of our double drive-thru restaurants to traditional single drive-thru's with dine-in facilities. Our future model will include the single drive-thru, dining room; and a focus on delivering a "hassle free" dining experience.

- PRODUCTS - We will focus on making our great tasting products even better. We are the leader in TASTE and QUALITY in the quick service restaurant industry. We WILL NOT sacrifice quality for price.

- MARKETING - Our award winning marketing programs will continue to creatively promote our points of differentiation and what makes us better than the rest. We believe our price/value relationship is extremely competitive. We are increasing our media budget 1% for the last 3 quarters of 2000 to help drive sales.

     I am very proud of our achievements, but I also realize we have to successfully implement our strategies in order to take advantage of our tremendous growth opportunities. Our team is committed, experienced, and passionately working to build a successful restaurant company. The demographic trends are in our favor with the desire for more flavorful, higher quality dining options. Our points of differentiation deliver a positive opportunity for our company, our guests, and our shareholders. ENJOY!


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


                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

         The selected consolidated financial data presented below for each of the years in the five-year period ended January 1, 2000 was derived from the company's audited Consolidated Financial Statements. The selected consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto included elsewhere herein.


                                                                                 YEARS ENDED
                                                ------------------------------------------------------------------------------
                                                JANUARY 1,        JANUARY 2,       JANUARY 3,      DECEMBER 28,     DECEMBER 30,
                                                   2000              1999             1998             1996             1995
                                                ----------        ----------       ----------      ------------     ------------

OPERATIONS
Restaurant sales                                $   26,480        $   25,082       $   24,150       $   22,281       $   21,196
Total revenues                                      29,295            27,364           26,034           24,041           22,743
Income (loss) before income taxes                     (930)              820              162              357           (3,060)
Net income (loss)                                     (558)            1,171              162              357           (2,953)


FINANCIAL POSITION
Total assets                                    $   18,340        $   16,948       $   13,155       $   11,572       $   11,149
Property and equipment, net                         13,211            13,365            9,451            8,131            8,128
Long-term obligations                                6,178             5,458            3,081            2,159            2,298
Shareholders' equity                                 9,058             9,586            8,298            8,110            7,728


OTHER DATA
Systemwide sales                                $   65,119        $   59,564       $   55,798       $   49,515       $   43,665
Capital expenditures                                 2,679             4,983            2,758              863            1,980


PER SHARE DATA
Net income (loss) - basic                       $    (0.12)       $     0.26       $     0.04       $     0.08       $    (0.65)
Net income (loss) - diluted                          (0.12)             0.25             0.04             0.08            (0.65)
Dividends                                             0.00              0.00             0.00             0.00             0.00
Market price at year end                              1.50              1.94             3.00             2.06             1.50

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     The following discussion and analysis should be read in conjunction with the company's consolidated financial statements and notes thereto, included elsewhere in this annual report. Because Back Yard Burgers' fiscal year ends on the Saturday closest to December 31, fiscal 1999 and 1998 contain 52 weeks versus 53 weeks for 1997. As a result, operating results for fiscal 1999 are not directly comparable with those of the prior 53-week period.

     The Back Yard Burgers system included 86 restaurants, of which 35 were company-operated and 51 were franchised. The company's revenues are derived primarily from company-operated restaurant sales, franchise and area development fees and royalty fees. Certain expenses (cost of restaurant sales, restaurant operating expenses, depreciation, amortization and advertising) relate directly to company-operated restaurants, while general and administrative expenses relate to both company-operated restaurants and franchise operations. The company's revenues and expenses are affected by the number and timing of the opening of additional restaurants. Sales for new restaurants in the period immediately following their opening tend to be high because of trial by public and promotional activities. As a result, the timing of openings can affect the average volume and other period-to-period comparisons.

RESULTS OF OPERATIONS

     The following table sets forth the percentage relationship to total revenues, unless otherwise indicated, of certain items included in the company's historical operations and operating data for the periods indicated.

                                                                                         FOR THE YEARS ENDED
                                                                        ------------------------------------------------------
                                                                        JANUARY 1,            JANUARY 2,            JANUARY 3,
                                                                           2000                  1999                  1998
                                                                        ----------            ----------            ----------
REVENUES
 Restaurant sales                                                             90.4%                 91.7%                 92.8%
 Franchise and area development fees                                            .5                    .5                    .3
 Royalty fees                                                                  5.1                   4.8                   4.5
 Advertising fees                                                              1.9                   1.7                   1.2
 Other operating revenue                                                       2.1                   1.3                   1.2
                                                                        ----------            ----------            ----------
  Total revenue                                                              100.0%                100.0%                100.0%
                                                                        ==========            ==========            ==========



                                                                                         FOR THE YEARS ENDED
                                                                        ------------------------------------------------------
                                                                        JANUARY 1,            JANUARY 2,            JANUARY 3,
                                                                           2000                  1999                  1998
                                                                        ----------            ----------            ----------
COSTS AND EXPENSES
  Cost of restaurant sales (1)                                                33.8%                 32.7%                 32.8%
  Restaurant operating expenses (1)                                           48.0                  47.2                  48.3
  General and administrative                                                  12.4                  11.9                  12.3
  Advertising                                                                  5.8                   5.5                   5.1
  Depreciation and amortization                                                4.6                   4.6                   4.4
  Impairment of long-lived assets                                              4.6                    --                   1.4
  Operating income                                                            (1.3)                  4.7                   1.5
  Interest income                                                              0.1                   0.1                   0.1
  Interest expense                                                            (1.9)                 (1.8)                 (0.9)
  Other, net                                                                    --                    --                    --
  Income before taxes                                                         (3.2)                  3.0                   0.6
  Income tax benefit (2)                                                     (40.0)                 42.8                    --
  Net income                                                                  (1.9)                  4.3                   0.6

(1)  As a percentage of restaurant sales.
(2)  As a percentage of income before taxes.

                                                                                        FOR THE YEARS ENDED
                                                                        ------------------------------------------------------
                                                                        JANUARY 1,            JANUARY 2,            JANUARY 3,
                                                                           2000                  1999                  1998
                                                                        ----------            ----------            ----------
OPERATING DATA
  Restaurant sales (000's)
    Company-operated                                                    $   26,480            $   25,082            $   24,150
    Franchised                                                              38,639                34,482                31,648
                                                                        ----------            ----------            ----------
     Total                                                              $   65,119            $   59,564            $   55,798
                                                                        ==========            ==========            ==========

AVERAGE ANNUAL SALES PER RESTAURANT OPEN
 FOR A FULL YEAR (1)
    Company-operated                                                    $  769,000            $  797,000            $  731,000
    Franchised                                                          $  779,000            $  759,000            $  703,000
    System-wide                                                         $  775,000            $  774,000            $  716,000

NUMBER OF RESTAURANTS (2)
    Company-operated                                                            35                    33                    32
    Franchised                                                                  51                    48                    45
                                                                        ----------            ----------            ----------

      Total                                                                     86                    81                    77
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

(2) Subsequent to January 1, 2000, three franchised restaurants were opened and one franchised restaurant was closed.


COMPARISON OF FISCAL YEAR 1999
TO FISCAL YEAR 1998

     RESTAURANT SALES increased 5.6% to $26,480,000 during 1999 compared to $25,082,000 during 1998. This increase is primarily the result of an increase in same-store sales at restaurants open for more than one year of 0.4%. The increase in same-store sales, coupled with new stores not included in the same-store sales calculation, accounted for approximately $2,024,000 in additional sales. This increase was partially offset by the loss of sales from two restaurants which were closed and one restaurant which was converted to a franchised restaurant. Company management believes that the increases in same-store sales are the results of improved customer service and the retrofit of three double drive-thrus to dine-in facilities with single drive-thrus during 1999.

     FRANCHISE AND AREA DEVELOPMENT FEES were $132,000 during 1999, a decrease of 7.0% from $142,000 in 1998. Six new franchised restaurants were opened in 1999, as compared to seven new franchised units opened in 1998.

     ROYALTY FEES increased 14.9% to $1,508,000 during 1999 compared to $1,313,000 during 1998. The increase is due to an increase in franchised restaurant sales upon which the fees are based. Comparable same-store sales at franchised restaurants open for more than one year increased 2.0%, representing an increase in royalty fees of approximately $26,000. The remaining increase is due to the opening of six franchised restaurants, the conversion of one company-operated restaurant to a franchised unit, offset by the closing of four franchised restaurants during 1999.

     ADVERTISING FEES increased 18.8% to $568,000 for 1999 compared to $478,000 during 1998. The increase in advertising fees is related to the increase in franchised restaurant sales as noted above, upon which the fees are based.

     OTHER REVENUES increased 73.9% to $607,000 for 1999 compared to $349,000 during 1998. The increase is due to increases in vendor rebates as well as revenues generated from sub-contractor vending sales which began in March of 1999.

     COST OF RESTAURANT SALES, consisting of food and paper costs, totaled $8,943,000 during 1999 compared to $8,206,000 during 1998, increasing to 33.8% as a percentage of restaurant sales during 1999 from 32.7% for 1998. This percentage increase is primarily the result of an increase in coupons and discounts, increases in the cost of beef as well as an increase in waste, consisting of prepared food items not sold due to product hold time requirements of the company and spoilage. The coupon and discount program resulted in an increase in cost of sales as a percentage of restaurant sales of 1.6%. These increases were partially offset by minor decreases in the cost of certain produce and dairy products.

     RESTAURANT OPERATING EXPENSES, consisting of labor, supplies, utilities, rent and certain other unit level operating expenses, increased to $12,709,000 for 1999 from $11,839,000 during 1998. The increase of $870,000 is due primarily to operating expenses from a net increase of two new company operated-restaurants since the prior year. As a percentage of restaurant sales, restaurant operating expenses increased to 48.0% from 47.2% for 1998. Labor costs as a percentage of sales increased by 0.4% over the year-earlier period. The remainder of the increase was due to increases in repairs and maintenance costs, increases in property taxes in the Memphis area, and other miscellaneous operating costs incurred during the period.

     GENERAL AND ADMINISTRATIVE COSTS increased $358,000 to $3,619,000 during 1999 from $3,261,000 in 1998. This represents an increase as a percentage of total revenue to 12.4% from 11.9% for 1998. $165,000 of the increase related to consulting expenditures for a strategic study of system operations and facility design. Preopening expenses also represented $82,000 of the increase. The remaining increase is primarily the result of increased spending in the areas of recruiting and training in efforts to attract quality employees as well as continuing efforts to enhance customer service.

     ADVERTISING EXPENSE, which increased to $1,701,000 for 1999 from $1,513,000 during 1998, increased as a percentage of total revenues to 5.8% from 5.5%. This is the result of an increase in the number of company-operated restaurants creating the need for additional local advertising, as well as an increase in advertising fees, as described above, which are used for the development and production of marketing campaigns and collateral material.

     INTEREST EXPENSE increased 16.7% to $566,000 for 1999 from $485,000 in 1998. This is due to a net increase in long-term debt of $720,000, or 13.2%, during 1999. The borrowings from this increase in long-term debt were used to add new restaurants and retrofit existing restaurants to include dine-in facilities.

     Income tax benefit was $372,000 in 1999 compared with $351,000 in 1998. The 1999 benefit was related to the company's pre-tax loss of $930,000 after impairment charges of $1,362,000 taken during the year. During 1998, the company released a valuation allowance of $351,000 established for deferred income tax benefits established during 1995. The release of this valuation allowance was based on management's conclusion that sufficient positive evidence, as defined by SFAS 109, existed regarding the realization of certain tax carryforward items.


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

     FRANCHISE AND AREA DEVELOPMENT FEES were $142,000 during 1998, an increase of 49% from $95,000 in 1997. Seven new franchised restaurants were opened in 1998, as compared to four new franchised units opened in 1997. This increase in franchised restaurant openings was offset by a decrease of $15,000 in 1998 compared to 1997, in fees recognized from area development agreements, which expired.

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

     RESTAURANT OPERATING EXPENSES, consisting of labor, supplies, utilities, rent and certain other unit level operating expenses, increased to $11,839,000 for 1998 from $11,672,000 during 1997. The increase of $167,000 is due primarily to operating expenses from a net increase of two new company operated-restaurants which opened since the beginning of the 1997 third quarter, as well as the expenses associated with the expanded operations from the retrofit of three double drive-thru restaurants to single drive-thrus with dining room facilities. As a percentage of restaurant sales, restaurant operating expenses decreased to 47.2% from 48.3% for 1997. As a percentage of restaurant sales, this decrease relates primarily to a decrease of approximately 0.5% in promotional activities, as well as an increase in same-store sales at existing restaurants of 6.3%. A same-store sales increase results in expenses of a fixed and semi-variable nature, such as management payroll, rent, utilities, taxes and insurance, representing a smaller percentage of sales. These decreases were partially offset by increases in repairs and maintenance, operating supplies and equipment rental expense.

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

     ADVERTISING EXPENSE, which increased to $1,513,000 for 1998 from $1,323,000 during 1997, increased as a percentage of total revenues to 5.5% from 5.1%. This is the result of an increase in advertising fees, as described above, which, in addition to the direct mail program noted above, are used for the development and production of marketing campaigns and collateral material.

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

     During the fourth quarter of 1999, the company incurred a non-cash charge for the effect of three company-operated restaurant closings and impaired assets at three underperforming company-operated restaurants. While some of the fixed assets at the closed locations were utilized by other stores, certain assets were fixed to the site and were unrecoverable. Based on these facts and an analysis of projected undiscounted cash flows for the underperforming locations, the company determined in 1999 that the carrying value of certain long-lived assets necessitated a write-down of $1,114,000. Also, a related accrual for future lease payments, net of estimated sub-lease income, of $248,000 was recorded.

     Two additional stores were previously assessed by company management as impaired during 1997. One store closed in 1997 and the other closed in 1998. While some of the fixed assets at the locations were utilized by other stores, certain assets were fixed to the site and were unrecoverable. Based on these facts and an analysis of projected undiscounted cash flows for these locations, the company determined in 1997 that the carrying value of certain long-lived assets necessitated a write-down of $275,000. Also, a related accrual for future lease payments of $102,000 was recorded. In 1999, $29,000 of lease payments were incurred for these closed stores and charged against this reserve.

     As of January 1, 2000, the company's remaining accrual for all future lease obligations discussed above was $270,000 for the remaining lease payments due, net of estimated sub-lease income.

LIQUIDITY AND CAPITAL RESOURCES

     Capital expenditures totaled $2,679,000 for 1999, $4,983,000 for 1998 and $2,758,000 for 1997. Generally, the company constructs its restaurant buildings on leased properties for its company-operated restaurants. The average monthly lease cost for the 15 company-operated restaurants on leased sites is approximately $3,230 per month. For the 11 restaurants where the company leases the building as well as the site, the average monthly cost is approximately $4,400 per month.

     Cash from operations for the company is primarily affected by net earnings adjusted for deferred franchise fees and non-cash expenses, which consist primarily of depreciation and amortization, and, in 1999 and 1997, a charge for impaired assets. Depreciation and amortization totaled $1,355,000 for 1999, $1,271,000 for 1998 and $1,143,000 for 1997. Year to year increases relate to the addition of buildings, equipment and other depreciable items. The increases from 1998 to 1999 resulted from the addition of five company-operated restaurants and one dining room addition to an existing company-operated restaurant during the year. The increases from 1997 to 1998 resulted from the addition of two company-operated restaurants and three dining room additions to existing company-operated restaurants during the year.

     Cash from operations totaled $2,537,000, $1,978,000 and $2,003,000 for 1999, 1998 and 1997, respectively. Since January 1, 1996, cash from operations and debt have been used for the addition of dining rooms to certain existing double drive-thru restaurants, new restaurants and equipment.

     As of January 1, 2000, the company had total long-term debt of $6,178,000 and unused lines of credit and loan commitments of potential additional borrowings of $1,461,000. On October 4, 1996, the company received a commitment from a leasing company for a loan transaction. The commitment provides the company with up to $2,000,000 and bears interest of approximately 14.1%. At January 1, 2000, borrowings under the commitment were $931,000. On January 23, 1997, the company received a loan commitment from a financial institution, which provided the company with potential borrowings of up to $765,000 bearing interest at prime rate plus 1%. On December 15, 1997, the company entered into a loan agreement with a financial institution which provided the company with $460,000 bearing interest at 9.75%. On October 27, 1998, the company received a loan commitment from a financial institution, which provided the company with potential borrowings of $788,000 bearing interest at 9% for which the company completed borrowings under the commitment during 1999. On November 10, 1998, the company received a loan commitment from a financial institution, which provided the company with potential borrowings of $703,936 bearing interest at 9% for which the company completed borrowings under the commitment during 1999. Each of the above agreements are secured by real and personal property constructed and/or acquired with the proceeds of the agreement. The company also guarantees certain debt of joint ventures of which it is a party. See Note 4 to Consolidated Financial Statements. The company believes that it currently has sufficient resources to fund anticipated capital expenditures of approximately $2,500,000 during 2000. These resources include the borrowing commitments described above in addition to the company's internally generated cash flow. Additional growth in 2000 may require the company to obtain additional debt or equity financing.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

     The company is exposed to certain financial market risks, the most predominant being fluctuations in interest rates on variable rate debt and the repricing of fixed rate debt at maturity. Management monitors interest rate fluctuations as an integral part of the company's overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potential adverse effect of our results. The effect of interest rate fluctuations historically has been small relative to other factors affecting operating results, such as food, labor and occupancy costs.

     Less than 25% of the company's debt portfolio as of January 1, 2000, had variable rates or had maturity dates of less than two years. With every 25 basis point increase in interest rates, the company could be subject to additional interest expense of approximately $4,000 annually, depending on the timing of the rate changes and debt maturities.

         The company has considered the use of hedging instruments to minimize interest rate fluctuation risk, but based on the debt portfolio structure described above, no hedging tool has been deemed necessary for the company at this time.

SEASONALITY AND INFLATION

     While the company does not believe that seasonality affects its operations in a materially adverse manner, first quarter results will generally be lower than other quarters due to seasonal climate conditions in the locations of many of its restaurants. Management does not believe that inflation has had a material effect on income during 1999. Increases in food, labor or other operating costs could adversely affect the company's operations. In the past, however, the company generally has been able to increase menu prices or modify its operating procedures to substantially offset increases in its operating costs.

CONVERSION OF PREFERRED STOCK

In accordance with the provisions of the company's Certificate of Incorporation regarding preferred stock, as a result of the company's having attained after-tax net income in excess of $600,000 during 1994, each share of preferred stock is convertible into one share of common stock, at the option of the holder. The company has notified preferred stockholders of their right to convert preferred stock to common stock and anticipates that all shares of preferred stock will be converted. Such conversion began on April 5, 1995, at which time there were 1,199,979 shares of preferred stock outstanding. As of January 1, 2000, only 19,763 shares have yet to be converted.

YEAR 2000

     The company has substantially completed its year 2000 plan as scheduled. As of March 24, 2000, the company's cash register, computer and other systems with imbedded microchips have operated without year 2000 related problems and appear to be year 2000 compliant. The company is not aware that any of its software and hardware vendors, financial institutions or product vendors with which the company interacts have experienced material year 2000 related problems.

     While the company believes all of its critical systems are year 2000 compliant, there can be no guarantee the company has detected all possible failure points related to its own systems, non-ready third parties whose system failures could impact the company, or other uncertainties.

     The company's aggregate expenses incurred with respect to becoming year 2000 ready were approximately $30,000, all of which were recorded by January 1, 2000. The company does not project any additional material costs relating to the year 2000 issue.

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

      During 1999, the price of beef, the largest single component of the cost of restaurant sales, increased approximately 10% from January to July before returning to beginning of the year pricing levels by the end of the year. Management of the company expects beef and chicken prices to rise at some point in the future, and that it will be difficult to raise menu prices to fully cover these anticipated increases due to the competitive state of the quick-service restaurant industry. Additional margin improvements would have to be made through operational improvements, equipment advances and increased volumes to help offset these potential increases.

     Due to the competitive nature of the restaurant industry, site selection continues to increase in difficulty as the number of businesses vying for locations with similar characteristics increases. This will likely result in higher occupancy costs for prime locations.

     Same-store sales increased 0.4% during 1999 compared with a 6.3% increase in 1998. The company directed a balanced marketing strategy focused on increasing guest awareness and increasing the frequency of guest visits. The company will continue this strategy in 2000, however, there are no assurances that the increases in same-store sales will continue.

     The future success of the company will be determined, to a great extent, by the ability to positively address these issues.

BACK YARD BURGERS, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)


                                                                                January 1,    January 2,
                                      ASSETS                                       2000          1999
                                                                                ----------    ----------

Cash and cash equivalents                                                       $    1,697    $      815
Receivables, less allowance for doubtful accounts of
 $103 ($121 in 1998)                                                                   284           200
Inventories                                                                            177           202
Current deferred tax asset                                                              65           104
Prepaid expenses and other current assets                                               79            96
                                                                                ----------    ----------
Total current assets                                                                 2,302         1,417
Property and equipment, at depreciated  cost                                        13,211        13,365
Intangible assets                                                                    1,204         1,352
Noncurrent deferred tax asset                                                        1,020           452
Notes receivable                                                                       350            98
Other assets                                                                           253           264
                                                                                ----------    ----------
                                                                                $   18,340    $   16,948
                                                                                ==========    ==========
                     LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable                                                                $      744    $      467
Accrued expenses                                                                       901           799
Reserve for closed stores                                                              270            51
Income taxes payable                                                                    89           205
Current installments of long-term debt                                                 489           361
                                                                                ----------    ----------
Total current liabilities                                                            2,493         1,883
Long-term debt, less current installments                                            5,689         5,097
Deferred franchise and area development fees                                           392           254
Other deferred income                                                                  633
Other deferred liabilities                                                              75           128
                                                                                ----------    ----------
Total liabilities                                                                    9,282         7,362
                                                                                ----------    ----------

Commitments and contingencies (Note 13)

Stockholders' equity
 Preferred stock, $.01 par value; 2,000,000 shares authorized;
  19,763 shares issued and outstanding (23,123 in 1998)                                 --            --
 Common stock, $.01 par value; 12,000,000 shares authorized;
  4,618,377 shares issued and outstanding (4,596,471 in 1998)                           46            46
 Paid-in capital                                                                    10,128        10,098
 Deficit                                                                            (1,116)         (558)
                                                                                ----------    ----------
Total stockholders' equity                                                           9,058         9,586
                                                                                ----------    ----------
Total liabilities and stockholders' equity                                      $   18,340    $   16,948
                                                                                ==========    ==========

          See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                            Years Ended
                                                                        ------------------------------------------------------
                                                                        January 1,            January 2,            January 3,
                                                                           2000                  1999                  1998
                                                                        ----------            ----------            ----------

Revenues:
Restaurant sales                                                        $   26,480            $   25,082            $   24,150
Franchise and area development fees                                            132                   142                    95
Royalty fees                                                                 1,508                 1,313                 1,178
Advertising fees                                                               568                   478                   307
Other                                                                          607                   349                   304
                                                                        ----------            ----------            ----------
  Total revenues                                                            29,295                27,364                26,034
                                                                        ----------            ----------            ----------

Expenses:
Cost of restaurant sales                                                     8,943                 8,206                 7,923
Restaurant operating expenses                                               12,709                11,839                11,672
General and administrative                                                   3,619                 3,261                 3,202
Advertising                                                                  1,701                 1,513                 1,323
Depreciation and amortization                                                1,355                 1,271                 1,143
Impairment of long-lived assets                                              1,362                    --                   377
                                                                        ----------            ----------            ----------
  Total expenses                                                            29,689                26,090                25,640
                                                                        ----------            ----------            ----------
  Operating income                                                            (394)                1,274                   394

Interest income                                                                 30                    24                    14
Interest expense                                                              (566)                 (485)                 (242)
Other, net                                                                      --                     7                    (4)
                                                                        ----------            ----------            ----------
  Income before income taxes                                                  (930)                  820                   162

Income tax benefit                                                             372                   351                    --
                                                                        ----------            ----------            ----------
Net income (loss)                                                       $     (558)           $    1,171            $      162
                                                                        ==========            ==========            ==========

Income per share:
  Basic                                                                 $     (.12)           $      .26            $      .04
                                                                        ==========            ==========            ==========
  Diluted                                                               $     (.12)           $      .25            $      .04
                                                                        ==========            ==========            ==========

Weighted average number of common shares and common equivalent shares outstanding:
  Basic                                                                      4,609                 4,533                 4,261
                                                                        ==========            ==========            ==========
  Diluted                                                                    4,609                 4,654                 4,587
                                                                        ==========            ==========            ==========

          See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT FOR NUMBER OF SHARES)


                                          Preferred Stock             Common Stock
                                       ----------------------     ----------------------  Paid-In
                                        Shares       Amount        Shares       Amount    Capital       Deficit       Total
                                       --------     ---------     ---------    ---------  ---------     --------     -------

Balance at December 28, 1996            309,506     $       3     4,240,766    $      42  $   9,956     $ (1,891)    $ 8,110

Conversion of preferred stock           (19,906)                     19,906
Employee stock purchases                                             16,051                      26                       26
Net income                                                                                                   162         162
                                       --------     ---------     ---------    ---------  ---------     --------     -------
Balance at January 3, 1998              289,600             3     4,276,723           42      9,982       (1,729)      8,298

Conversion of preferred stock          (266,477)           (3)      266,477            3
Exercise of stock options                                            40,071            1         88                       89
Employee stock purchases                                             13,200                      28                       28
Net income                                                                                                 1,171       1,171
                                       --------     ---------     ---------    ---------  ---------     --------     -------
Balance at January 2, 1999               23,123            --     4,596,471           46     10,098         (558)      9,586

Conversion of preferred stock            (3,360)           --        3,360
Employee stock purchases                                             18,546                      30                       30
Net loss                                                                                                    (558)       (558)
                                       --------     ---------     ---------    ---------  ---------     --------     -------
Balance at January 1, 2000               19,763     $      --     4,618,377    $      46  $  10,128     $ (1,116)    $ 9,058
                                       ========     =========     =========    =========  =========     ========     =======


          See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)


                                                                                             Years Ended
                                                                        ------------------------------------------------------
                                                                        January 1,            January 2,            January 3,
                                                                           2000                  1999                  1998
                                                                        ----------            ----------            ----------
Cash flows from operating activities:
Net income (loss)                                                       $     (558)           $    1,171            $      162
Adjustments to reconcile net income to net cash
  provided by operating activities:
Depreciation and amortization of property and equipment                      1,251                 1,063                 1,022
Impairment of long-lived assets                                              1,362                    --                   377
Deferred income taxes                                                         (529)                 (556)                   --
Amortization of intangible assets                                              104                   112                   104
Amortization/write off of preopening costs                                      --                    95                    17
Provision for losses on receivables                                            154                   216                   163
Gain on sale of assets                                                          (2)                  (42)                   --
(Increase) decrease in assets:
Receivables                                                                   (199)                  (62)                 (184)
Inventories                                                                     16                   (26)                  (26)
Prepaid expenses and other current assets                                       17                  (118)                  (59)
Other assets                                                                    (3)                   (3)                   56
Increase (decrease) in liabilities:
Accounts payable and accrued expenses                                          250                   (71)                  266
Reserve for closed stores                                                      (29)                  (51)                   --
Income taxes payable                                                          (116)                  205                    --
Other deferred income                                                          633                    --                    --
Other deferred liabilities                                                      14                     6                    12
Deferred franchise and area development fees                                   138                    39                    93
                                                                        ----------            ----------            ----------
Net cash provided by operating activities                                    2,503                 1,978                 2,003
                                                                        ----------            ----------            ----------
Cash flows from investing activities:
Additions to property and equipment                                         (2,679)               (4,983)               (2,758)
Proceeds from sale of property and equipment                                   274                    48                    34
Proceeds on notes receivable                                                    34                    --                    --
Investment in joint ventures                                                    --                   (50)                   --
                                                                        ----------            ----------            ----------
Net cash used in investing activities                                       (2,371)               (4,985)               (2,724)
                                                                        ----------            ----------            ----------
Cash flows from financing activities:
Issuance of stock                                                               30                    28                    26
Principal payments on long-term debt                                          (498)                 (543)                 (353)
Proceeds from issuance of long-term debt                                     1,218                 2,920                 1,275
Proceeds from exercise of stock options                                         --                    89                    --
                                                                        ----------            ----------            ----------
Net cash provided by financing activities                                      750                 2,494                   948
                                                                        ----------            ----------            ----------
Net increase (decrease) in cash and cash equivalents                           882                  (513)                  227
Cash and cash equivalents:
Beginning of year                                                              815                 1,328                 1,101
                                                                        ==========            ==========            ==========
End of year                                                             $    1,697            $      815            $    1,328
                                                                        ==========            ==========            ==========

Supplemental disclosure of cash flow information:
Income taxes paid                                                       $      273            $       --                   $--
                                                                        ==========            ==========            ==========
Interest paid                                                           $      566            $      462            $      232
                                                                        ==========            ==========            ==========


          See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
Notes to Consolidated Financial Statements


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY. Back Yard Burgers, Inc. (the "Company") owns and operates quick-service and fast-casual restaurants and is engaged in the sale of franchises in Back Yard Burgers and the collection of royalties based upon related franchise sales. The Company grants franchise rights for the use of "Back Yard Burgers," "BYB" or "BY Burgers" trade names and other associated trademarks, signs, emblems, logos, slogans and service marks which have been or may be developed. At January 1, 2000, the Company operated 35 restaurants in three states (Mississippi, Arkansas and Tennessee) and franchised 51 restaurants in 16 states.

CONSOLIDATION POLICY. The financial statements include the accounts of Back Yard Burgers, Inc. and its wholly owned subsidiaries, Little Rock Back Yard Burgers, Inc., BYB Properties, Inc. and Atlanta Burgers BYB Corporation, as well as Back Yard Burgers National Advertising Fund. All significant intercompany transactions have been eliminated.

FISCAL YEAR. The Company maintains its financial records on a 52-53 week fiscal year ending on the Saturday closest to December 31. The year ended January 1, 2000 contains 52 weeks while the years ended January 2, 1999 and January 3, 1998 contained 52 and 53 weeks, respectively.

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

CASH AND CASH EQUIVALENTS. The Company considers cash on hand, deposits in banks and short-term investments with an original maturity of less than three months when purchased as cash and cash equivalents.

INVENTORIES. Inventories primarily consist of food and beverage products and are valued at the lower of cost or market; cost is determined by the first-in, first-out ("FIFO") method.

INCOME TAXES. Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting basis and the income tax basis of the Company's assets and liabilities.

OTHER DEFERRED INCOME. During 1999 the Company received $800,750 from certain vendors relating to future purchases by the Company. The Company deferred this amount as other deferred income. These funds are recorded as income in a proportionate manner with respective future purchases. Under the terms of signed contracts, the Company is required to purchase specific volumes in future years. If these purchase volumes are not met, the funds related to the volume shortages will be refunded to the vendors.

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

PROPERTY AND EQUIPMENT. Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold costs and improvements are amortized over the lesser of their estimated useful lives or the remaining lease term. The average depreciable lives are as follows: buildings and building and site improvements - 15 to 25 years; fixtures and equipment - 3 to 7 years; and transportation vehicles - 3 to 5 years.

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

INTANGIBLE ASSETS. Intangible assets consist of the excess of the cost of acquired companies and assets over the values assigned to net tangible assets. These intangibles are being amortized by the straight-line method over an 18 year period. Accumulated amortization totaled $809,000 at January 1, 2000 and $710,000 at January 2, 1999.

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

During the fourth quarter of 1999, the company incurred a non-cash charge for the effect of three company-operated restaurant closings and impaired assets at three underperforming company-operated restaurants. While some of the fixed assets at the locations were utilized by other stores, certain assets were fixed to the site and were unrecoverable. Based on an analysis of projected undiscounted cash flows for these locations, the company determined in 1999 that the carrying value of certain long-lived assets necessitated a write-down. The company recorded a charge to write these assets down to their value in the amount of $1,114,000 and a related accrual for future lease payments net of estimated sub-lease income of $248,000 was recorded.

Two stores were assessed by company management as impaired during 1997. One store closed in 1997 and the other closed in 1998. While some of the fixed assets at the locations were utilized by other stores, certain assets were fixed to the site and were unrecoverable. Based on an analysis of projected undiscounted cash flows for these locations, the company determined in 1997 that the carrying value of certain long-lived assets necessitated a write-down. The company recorded a charge to write these assets down to their value in the amount of $275,000 and a related accrual for future lease payments of $102,000 was recorded.

In 1999, $29,000 of lease payments were incurred for these closed stores and charged against this reserve. As of January 1, 2000, the company's remaining accrual for future lease obligations was $270,000 for the remaining lease payments due net of estimated sub-lese income.

PREFERRED STOCK. In accordance with the provisions of the Company's Certificate of Incorporation regarding preferred stock, each share of preferred stock is convertible into one share of common stock, at the option of the holder. As of January 1, 2000, all but 19,763 shares of preferred stock had been converted to common stock.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS. At January 1, 2000, the Company did not have outstanding any financial derivative instruments. The carrying amounts of cash and receivables approximate fair value because of the short maturity of those instruments. The fair value of the Company's long-term debt is estimated based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities. At January 1, 2000, the fair value was approximately $6,092,000 versus a fair value of $5,369,000 at January 2, 1999.

NOTE 2 - ACCOUNTS RECEIVABLE

Corporate receivables and National Advertising Fund receivables represent amounts due from franchisees for contractual obligations and for product purchases. A summary of accounts receivable follows:

                                                                        January 1,                January 2,
                                                                          2000                       1999
                                                                        ----------                ----------
                                                                                   (in thousands)
Corporate receivables                                                   $      171                $      170
National Advertising Fund receivables                                           91                        68
Other                                                                          125                        83
                                                                        ----------                ----------
                                                                               387                       321
Allowance for doubtful receivables                                            (103)                     (121)
                                                                        ----------                ----------
                                                                        $      284                $      200
                                                                        ==========                ==========

NOTE 3 - PROPERTY AND EQUIPMENT

Summaries of property and equipment follow:


                                                                        January 1,                January 2,
                                                                           2000                      1999
                                                                        ----------                ----------
                                                                                   (in thousands)
Land                                                                    $    3,452                $    3,417
Buildings                                                                    6,626                     6,263
Building and site improvements                                               2,954                     3,351
Fixtures and equipment                                                       5,620                     5,234
Transportation vehicles                                                        244                       240
                                                                        ----------                ----------
                                                                            18,896                    18,505
Accumulated depreciation and amortization                                   (5,685)                   (5,140)
                                                                        ----------                ----------
                                                                        $   13,211                $   13,365
                                                                        ==========                ==========

BACK YARD BURGERS, INC.
Notes to Consolidated Financial Statements


NOTE 4 - INVESTMENT IN JOINT VENTURES

The Company has invested a total of $200,000 for 23%-25% interests in four joint ventures for the purpose of operating Back Yard Burgers restaurants. Two of the joint ventures purchased the building and land from the Company. No gain or loss was recorded by the Company in connection with these sales. Two joint ventures purchased land from a third party and built a building. The Company then entered into a long-term lease with each joint venture. Three of the leases are accounted for as financing leases and the fixed assets are recorded on the Company's balance sheet along with the present value of the future lease commitments. The remaining lease is accounted for as an operating lease. The Company has guaranteed 23%-25% of the long-term debt obtained by the joint ventures to finance the construction of the restaurants. At January 1, 2000, $305,000 of such debt is guaranteed by the Company.

Each of the above investments is recorded at cost as there is no material difference between the cost and equity method of accounting for any of these investments.

NOTE 5 - DEFERRED FRANCHISE AND AREA DEVELOPMENT FEES

At January 1, 2000, deferred fees received for certain franchise and area development rights, net of commissions paid, include amounts sold during the following years (in thousands):

         1999                                 $     219
         Previous years                             173
                                              ---------
                                              $     392
                                              ---------

NOTE 6 - INDEBTEDNESS

Long-term debt is collateralized by property and equipment with a net book value aggregating $8,142,000 and a portion guaranteed by the personal endorsements of certain stockholders. The balances consist of the following:

                                                                                January 1,    January 2,
                                                                                   2000          1999
                                                                                ----------    ----------
                                                                                     (in thousands)
Notes payable to financial institutions, payable in monthly
installments ranging from $2,640 to $8,788, including
interest ranging from 7.0% to 9.8%                                              $    3,648    $    3,083

Financing lease transactions to Lester's Back Yard Burgers
Joint Venture I, II and IV (See Note 4), payable in monthly
installments ranging from $5,450 to $7,900 and effective
interest rates ranging from 12.0% to 12.5%                                           1,434         1,341

Financing lease with Amplican Financial                                                165            --

Notes payable to a leasing company, payable in monthly
installments ranging from $1,122 to $5,643 including
interest of 14.1%                                                                      931         1,034
                                                                                ----------    ----------
                                                                                     6,178         5,458
Less current installments                                                             (489)         (361)
                                                                                ----------    ----------
Total                                                                           $    5,689    $    5,097
                                                                                ==========    ==========

BACK YARD BURGERS, INC.
Notes to Consolidated Financial Statements


The principal maturities of all long-term debt subsequent to 1999 are as follows: $489,000 in 2000; $722,000 in 2001, $537,000 in 2002, $573,000 in
2003, $1,404,000 in 2004 and $2,453,000 thereafter.

The Company has a line of credit with a financial institution for $150,000. The line of credit is collateralized by a $50,000 certificate of deposit. There were no borrowings outstanding under the agreement at January 1, 2000 and January 2, 1999.

On October 4, 1996, the Company received a commitment (the "Commitment") from a leasing company for a loan transaction. The Commitment provides the Company with up to $2,000,000 and bears interest of approximately 14.1%. The Commitment is secured by certain real and personal property to be constructed and/or acquired with the commitment proceeds. As of January 1, 2000, borrowings outstanding under the commitment are $931,000, and $876,000 is available under the note payable.


NOTE 7 - OPERATING LEASES

Operating leases relate to leased land sites for company-operated restaurants and office space for corporate operations. All leases contain renewal options. The future minimum rental payments under operating lease agreements as of January 1, 2000, are as follows (in thousands):

         2000                            $   1,279
         2001                                1,152
         2002                                  984
         2003                                  818
         2004                                  612
         Thereafter                          1,927
                                         ---------

                                         $   6,772
                                         ---------


Rent expense was $1,128,000, $1,058,000 and $1,187,000 in 1999, 1998 and 1997,
respectively.


NOTE 8 - RELATED PARTY TRANSACTIONS

On October 3, 1999, the Company sold a company-operated restaurant, along with future development rights for a specified area contiguous to the restaurant, to a former officer of the company and a current member of the board of directors of the Company. The restaurant was sold at book value and will continue to be operated as a franchised restaurant.

Also in 1999, the Company sold the net assets of an additional restaurant for cash and a note of $315,000 to a new franchisee.


NOTE 9 - INCOME TAXES

Deferred income taxes are provided in recognition of temporary differences in reporting certain revenues and expenses for financial statement and income tax purposes.

BACKYARD BURGERS, INC.

Notes to Consolidated Financial Statements

The deferred tax assets (liabilities) comprise the following:


                                                  January 1,    January 2,
                                                    2000          1999
                                                 -----------   -----------
                                                      (in thousands)
Current

Current deferred tax assets:
Allowance for doubtful receivable                $        35   $        41
Accrued expenses                                          52            59
Reserve for store closings                                --            15
                                                 -----------   -----------
                                                          87           115
Current deferred tax liabilities                         (22)          (11)
                                                 -----------   -----------
Net current deferred tax asset                            65           104
Deferred tax asset valuation allowance                    --            --
                                                 -----------   -----------
                                                 $        65   $       104
                                                 ===========   ===========

Noncurrent

Noncurrent deferred tax assets:
Franchise fees                                   $        84   $        47
Net operating loss carryforwards                         193           531
Alternative minimum tax credit carryforwards             356           145
Goodwill amortization                                    263           349
Other deferred income                                    215            --
Other                                                    109            30
                                                 -----------   -----------
Gross noncurrent deferred tax assets                   1,220         1,102
                                                 -----------   -----------
Noncurrent deferred tax liabilities:
Depreciation                                             (70)         (520)
                                                 -----------   -----------

Gross noncurrent deferred tax liabilities                (70)         (520)
                                                 -----------   -----------

Net noncurrent deferred tax assets                     1,150           582
Deferred tax asset valuation allowance                  (130)         (130)
                                                 -----------   -----------
                                                 $     1,020   $       452
                                                 ===========   ===========

The ultimate realization of these assets is dependent upon the generation of future taxable income sufficient to offset the related deductions and loss carryforwards within the applicable carryforward period. During 1999 and 1998 the Company evaluated the need for a valuation allowance and, based on the weight of available evidence, has determined that it is more likely than not that certain deferred tax assets will eventually be realized. The valuation allowance in 1999 and 1998 is based on management's conclusion that it is more likely than not that certain state tax carryforward items will expire unused.

BACKYARD BURGERS, INC.

Notes to Consolidated Financial Statements

A reconciliation of the statutory Federal income tax rate to the income tax provision is as follows:

                                                 1999                        1998                          1997
                                        ---------------------       -----------------------       -----------------------
                                         Amount         %            Amount           %            Amount            %
                                        --------     --------       --------       --------       --------       --------
Computed "expected" tax                 $   (325)       (35.0)%     $    287           35.0%      $     57           35.0
State income taxes, net of federal
income tax effect                                                         --            0.0              9            5.3
Goodwill amortization                          7          1.0             15            1.8             14            8.9
Valuation allowance release                                             (656)         (79.6)           (78)         (48.0)
Other                                        (54)        (6.0)             3            0.0             (2)          (1.2)
                                        --------     --------       --------       --------       --------       --------
                                        $   (372)       (40.0)%     $   (351)         (42.8)%     $     --            0.0%
                                        --------     --------       --------       --------       --------       --------

As of January 1, 2000, the Company has net operating loss carryforwards available for federal and state income tax reporting purposes on a consolidated basis of approximately $184,000 and $3,157,000, respectively. These net operating loss carryforwards expire between 2004 and 2011. Approximately $20,000 of these net operating loss carryforwards were acquired in certain purchase transactions and are subject to annual limitations on their usage. These carryforwards expire during the period 2004 through 2008.


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

In May 1995, the Board of Directors of the Company and the shareholders authorized the adoption of an Incentive Award Plan ("IAP") for the Company's employees. An aggregate of 450,000 shares of common stock may be granted under the IAP, as amended in May 1997. Options granted under the IAP may be designated by the Compensation Committee of the Board of Directors as Incentive Stock Options or Non-Qualified Stock Options. Non-Qualified Stock Options granted under the IAP may not be granted at a price less than par value of the common stock. Incentive Stock Options granted under the IAP may not be granted at a price less than the fair market value of the common stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares for which options are granted to any employee during any calendar year may not exceed $100,000. The term of the options shall be set by the Compensation Committee of the

BACKYARD BURGERS, INC.

Notes to Consolidated Financial Statements

Board of Directors and no term shall exceed a reasonable time period. In the case of Incentive Stock Options, the term shall not be more than ten years from the date of grant. During 1999, the Company granted options for an aggregate of 100,281 shares of common stock at exercise prices to $1.72 and $1.94 per share, which equaled fair market value at grant date.

A summary of activity in the above two option plans for the years ended January 1, 2000, January 2, 1999 and January 3, 1998 follows:


                                            1999                   1998                  1997
                                    --------------------   --------------------   --------------------
                                                Weighted               Weighted               Weighted
                                                Average                 Average               Average
                                                Exercise               Exercise               Exercise
                                     Options     Price      Options      Price     Options     Price
                                    --------    --------   --------    --------   --------    --------
Outstanding at  beginning of year    297,127    $   3.03    303,637    $   3.25    226,568    $   3.72

Granted                              100,281        1.77     81,864        2.35     84,922        1.87

Exercised                                 --          --    (40,071)       2.11         --          --

Canceled                            (129,050)       2.47    (48,303)       4.00     (7,853)       2.04
                                    --------               --------               --------

Outstanding at end of year           268,358        2.82    297,127        3.03    303,637        3.25
                                    ========               ========               ========

Exercisable at end of year           227,439        3.01    271,966        3.12    269,226        3.41
                                    ========               ========               ========


A summary of information about the Company's stock options outstanding at January 1, 2000 follows:

                              Weighted                                 Weighted
                              average       Weighted                   average      Weighted
 Range of                    remaining      average                    remaining    average
 exercise       Options     contractual     exercise      Options     contractual   exercise
  prices      Outstanding      life          price      exercisable      life        price
-----------   -----------   -----------   -----------   -----------   -----------   --------
$1.50-$2.00       135,483           8.4   $      1.76        97,004           8.1   $   1.77
 2.00- 2.50        44,228           8.1          2.26        41,788           8.1       2.26
 3.00- 3.50        34,553           5.5          3.09        34,553           5.5       3.09
 5.50- 6.00        54,094           3.7          5.78        54,094           3.7       5.78
-----------   -----------   -----------   -----------   -----------   -----------   --------
$1.50-$6.00       268,358           7.0   $      2.90       227,439           6.6   $   3.01
-----------   -----------   -----------   -----------   -----------   -----------   --------

BACKYARD BURGERS, INC.

Notes to Consolidated Financial Statements

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1999, 1998 and 1997 under the plan consistent with the method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, the Company's operating results for 1999, 1998 and 1997 would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                  1999          1998         1997
Net income:
As reported                    $   (558)     $  1,171     $    162
Pro forma                          (623)        1,053           69

Basic earnings per share:
As reported                       (0.12)         0.26         0.04
Pro forma                         (0.14)         0.23         0.02

Diluted earnings per share:
As reported                       (0.12)         0.25         0.04
Pro forma                         (0.14)         0.23         0.02

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions using grants in 1999, 1998 and 1997, respectively:

                                      1999        1998         1997
Average expected life (years)         7.0          7.0          7.0
Average expected volatility          63.3%        64.4%        66.5%
Risk-free interest rates              5.6%         6.1%         6.1%
Dividend yield                        0.0%         0.0%         0.0%

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

In May 1995, the Board of Directors of the Company and the shareholders authorized the adoption of an Employee Stock Purchase Plan ("ESPP") for the Company's employees. An aggregate of 225,000 shares of common stock may be issued under the ESPP. Shares purchased under the ESPP shall be sold to participants at 85% of the reported price and the maximum number of shares that can be purchased by a participant is 1,000 shares per quarter. The ESPP shall continue in effect through May 31, 2005. During 1999, 1998 and 1997, 18,546, 12,314 and 15,743 shares were purchased, respectively, under the ESPP.

BACKYARD BURGERS, INC.

Notes to Consolidated Financial Statements

NOTE 12 - EARNINGS PER SHARE

A reconciliation of basic earnings per share to diluted earnings per share follows (in thousands, except per share data):

                                                                    Year Ended
                                 January 1, 2000                 January 2, 1999                   January 3, 1998
                                             Per-Share                          Per-Share                       Per-Share
                          Income   Shares     Amount        Income    Shares     Amount      Income    Shares     Amount
BASIC EPS
Income available to
common stockholders     $   (558)   4,609     (0.12)      $   1,171    4,533    $     .26    $   162   4,261     $    .04

EFFECT OF DILUTIVE
 SECURITIES
Convertible preferred
 stock                                 --                                 69                             298
Stock options                          --                                 52                              28
                        --------   ------    ------       ---------   ------    ---------    -------   -----     --------
DILUTED EPS
Income available to
 common stockholders
 plus assumed
 conversions            $   (558)   4,609     (0.12)      $   1,171    4,654    $     .25    $  162    4,587     $    .04
                        ========   ======    ======       =========   ======    =========    ======    =====     ========

Options to purchase shares of the Company's common stock were outstanding during the years 1999, 1998 and 1997 but were not included in the computation of diluted EPS because the exercise price was greater than the average market price of common shares. The options were still outstanding as of January 1, 2000. Income available to common stockholders for each year presented above has not been affected by preferred dividends because the Company has not declared any dividends on its preferred shares. The convertible preferred stock and stock options are anti-dilutive and thus are not considered in the calculation of diluted earnings per share in 1999.


NOTE 13 - COMMITMENTS AND CONTINGENCIES

CONCENTRATION OF RISK. Financial instruments which potentially subject the Company to concentration of credit risk are primarily cash and cash equivalents. The Company places its cash and cash equivalents in insured depository institutions and attempts to limit the amount of credit exposure to any one institution. At January 1, 2000, the Company's uninsured cash balance totaled $1,195,000.

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

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Back Yard Burgers, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Back Yard Burgers, Inc. and its subsidiaries at January 1, 2000, and January 2, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers, LLP

Memphis, Tennessee
February 10, 2000


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

         The company maintains a system of internal accounting control that is adequate to provide reasonable assurance that assets are safeguarded and transactions are executed and recorded in accordance with management's authorization. The adequacy of the company's internal accounting controls are under the general oversight of the audit committee of the board of directors, consisting of two outside directors and one director who is an employee of the company. The committee reviews with the independent auditors the scope and results of the annual audit.

         The 1999 consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, in accordance with generally accepted auditing standards. PricewaterhouseCoopers LLP was recommended by the audit committee of the board of directors, selected by the board of directors and ratified by the company's stockholders. The independent accountants develop and maintain an understanding of the company's systems and procedures and perform such tests and other procedures, including tests of the internal accounting controls, as they deem necessary to enable them to express an opinion on the fairness of the consolidated financial statements. Such opinion, based upon their audits of the consolidated financial statements, is contained in this Annual Report.



Lattimore M. Michael                                    Michael G. Webb
Founder, Chairman and Chief Executive Officer           Chief Financial Officer

                             DIRECTORS AND OFFICERS

BOARD OF DIRECTORS                                            OFFICERS

Lattimore M. Michael                                          Lattimore M. Michael
  Chairman and Chief Executive Officer                          Chairman and Chief Executive Officer

William N. Griffith                                           Michael W. Myers
  Executive Vice President                                      Chief Operating Officer
  And Secretary-Treasurer
                                                              William N. Griffith
W. Kurt Henke                                                   Executive Vice President and Secretary-Treasurer
  Partner
  Henke & Bufkin                                              Michael G. Webb
  (attorneys-at-law)                                            Chief Financial Officer

Stephen J. King
  CPA, Consultant

Jim L. Peterson
  President and Chief Executive Officer
  Hospitality Solutions, Inc.
  (restaurant industry technology)

William B. Raiford, III
  Of Counsel
  Merkel & Cocke
  (attorneys-at-law)

Joseph L. Weiss
  President, A. Weiss Company
  (franchisee)

                              CORPORATE INFORMATION

CORPORATE OFFICES
1657 N. Shelby Oaks Dr., Suite 105
Memphis, TN 38134
901/367-0888

TRANSFER AGENT
Union Planters Bank
7650 Magna Dr.
Belleville, IL 62223
618-239-4451

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
Memphis, Tennessee

GENERAL COUNSEL
Henke & Bufkin
Professional Corporation
Clarksdale, Mississippi

SECURITIES COUNSEL
Giroir, Gregory, Holmes & Hoover, PLC
Little Rock, Arkansas

ANNUAL MEETING OF STOCKHOLDERS

The company's 1999 annual meeting of stockholders will be held at 10:00 a.m. local time on Thursday, May 18, 2000, at the Holiday Inn, 6101 N. Shelby Oaks Drive, in Memphis, Tennessee. Stockholders of record as of March 24, 2000, are invited to attend this meeting.

ANNUAL REPORT ON FORM 10-K

A copy of the company's Annual Report on Form 10-K for the year ended January 1, 2000, as filed with the Securities and Exchange Commission, may be obtained by stockholders of record without charge upon request to the company.

STOCKHOLDER ACCOUNT ASSISTANCE

For address changes, registration changes, lost stock certificates, or if you are receiving duplicate copies of the Annual Report, please contact Union Planters Bank at the address or number listed above.

STOCK MARKET INFORMATION

The company's common stock trades on the Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol BYBI. At March 24, 2000, the company had approximately 2,500 stockholders, including beneficial owners holding shares in nominee or "street" name.

Back Yard Burgers completed its initial public offering of common stock in June 1993 and began public trading on June 25, 1993. The table below sets forth the high and low stock bid prices for the two-year period ended January 1, 2000:

QUARTER ENDED:                           HIGH                        LOW
April 4, 1998                           $   3.63                  $    2.25
July 4, 1998                            $   3.63                  $    2.63
October 3, 1998                         $   2.81                  $    2.25
January 2, 1999                         $   2.38                  $    1.88

April 3, 1999                           $   2.44                  $    1.50
July 3, 1999                            $   2.00                  $    1.56
October 2, 1999                         $   2.50                  $    1.75
January 1, 2000                         $   2.00                  $    1.44

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