Form 10-K, Exhibit 13
period 2000-12-30
BACK YARD BURGERS INC
filed 2001-03-30
CIK 901495

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

     Our goal for 2001 is to continue to position Back Yard Burgers as a favored regional premium fast-food restaurant chain. We intend to add more restaurants to our family and further enhance our existing dine-in facilities. We will strive to live our vision - "As a team, provide the ultimate restaurant experience to our guests." We plan to continue to creatively communicate our points of differentiation - charbroiled 1/3 pound 100% Black Angus beef hamburgers, charbroiled chicken sandwiches and our unique "Back Yard" favorites.

                              FINANCIAL HIGHLIGHTS
               (in thousands, except per share amounts and units)

                                        DECEMBER 30,    JANUARY 1,    JANUARY 2,
FOR THE YEAR ENDED:                         2000           2000         1999
Restaurant sales                          $26,182        $29,480     $ 25,082
Total revenues                             29,260         29,295       27,364
Net income (loss)                             466           (558)       1,171
Net income (loss) per share:
  Basic                                      0.10          (0.12)        0.26
  Diluted                                    0.10          (0.12)        0.25
Weighted average shares outstanding:
  Basic                                     4,632          4,609        4,533
  Diluted                                   4,653          4,609        4,654

System-wide sales                         $68,439        $65,119      $59,564
Units in operation:
  Company-owned                                35             35           33
  Franchised                                   58             51           48
                                          -------        -------      -------
  Total                                        93             86           81
                                          =======        =======      =======


   Revenues                Operating Income*          Systemwide Same-Store
   ($000's)                     ($000's)                     Sales %**
  [BAR GRAPH]                 [BAR GRAPH]                   [BAR GRAPH]
1998    $27,364            1998      $1,274               1998      6.3 %
1999    $29,295            1999      $  968               1999      0.4 %
2000    $29,260            2000      $1,102               2000     (5.0)%


 * Excludes non-cash charge for impairment of long-lived assets of $1,362,000 in fiscal year 1999.
** Depicts percentage increase or decrease over previous year's same-store sales.

To Our Shareholders:

Welcome to our Back Yard! We continue to solidify our position as a leading regional "premium" fast food provider, and our company made significant progress toward achieving our goals in 2000. The changes we made in 1999 began to show steady, positive results in 2000. The quality of our team continues to improve and they are extremely focused on our strategic plan. Our senior management team continues to focus on building sales and profits. Michael Myers, our Chief Operating Officer and recently elected President, continues his disciplined approach to enhancing shareholder value. Even though the marketplace is crowded, we believe we can compete successfully by serving our great tasting Back Yard products. The switch to Black Angus beef for our company-operated stores produced significant positive results in 2000. It is the "gold" standard of beef. It demonstrates our commitment to "be the best." We implemented Black Angus system-wide on March 1, 2001.

Our plan to position ourselves as the leader of "premium" fast food allows us to exploit what makes Back Yard Burgers better than the rest. BETTER GREAT TASTING PRODUCTS, HIGHER QUALITY INGREDIENTS, CHARBROIL COOKING AND SERVICE WITH A CARING ATTITUDE.

The Memphis Zoo continues to be a tremendous venue to market our concept and serve our products to a wide variety of guests. This "world class" facility has enormous upside potential with the addition of the China Exhibit, expected to open in early 2002. The probability of becoming home to a pair of Pandas for the exhibit is solid, and traffic is expected to increase dramatically.

Our on-going strategies for success are as follows:

- FRANCHISING - We will continue to actively promote expansion by awarding more franchise territories. We believe our strongest growth vehicle is through adding franchise locations. Many of our current dedicated franchise owners will be adding restaurants in 2001.

- RESTAURANT OPERATIONS - We have virtually completed the conversion of our double drive-thru restaurants to traditional single drive-thru restaurants with dine-in facilities. Our future model will include the single drive-thru, dining room, and a focus on delivering a "hassle free" dining experience.

- PRODUCTS - We will focus on making our great tasting products even better. We are the leader in taste and quality in the quick-service restaurant industry. We WILL NOT sacrifice quality for price.

- MARKETING - Our award winning marketing programs will continue to creatively promote our points of differentiation emphasizing what makes us better than the rest. We believe our price/value relationship is extremely competitive.

I am very proud of our achievements in 2000, but I also realize we must continue to successfully implement our strategies in order to take advantage of our tremendous growth opportunities. Our team is committed, experienced, and passionately working to build a successful restaurant company. The demographic trends are favorable given the desire for more flavorful, higher quality dining options. Our points of differentiation deliver a positive opportunity for our company, our guests, and our shareholders. ENJOY!

Sincerely,

Lattimore M. Michael
Founder, Chairman, and CEO

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

                      SELECTED CONSOLIDATED FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

         The selected consolidated financial data presented below for each of the years in the five-year period ended December 30, 2000 was derived from the company's audited Consolidated Financial Statements. The selected consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto included elsewhere herein.

                                                                                      YEARS ENDED
                                                        --------------------------------------------------------------------------
                                                        DECEMBER 30,  JANUARY 1,       JANUARY 2,      JANUARY 3,     DECEMBER 28,
                                                            2000         2000             1999            1998            1996
OPERATIONS
Restaurant sales                                          $26,182      $26,480          $25,082         $24,150         $22,281
Total revenues                                             29,260       29,295           27,364          26,034          24,041
Income (loss) before income taxes                             728         (930)(1)          820             162(3)          357
Net income (loss)                                             466         (558)           1,171(2)          162             357

FINANCIAL POSITION
Total assets                                              $17,779      $18,340          $16,948         $13,155         $11,572
Property and equipment, net                                12,569       13,211           13,365           9,451           8,131
Debt                                                        5,403        6,178            5,458           3,081           2,159
Shareholders' equity                                        9,555        9,058            9,586           8,298           8,110

OTHER DATA
Systemwide sales                                          $68,439      $65,119          $59,564         $55,798         $49,515
Capital expenditures                                        1,063        2,679            4,983           2,758             863

PER SHARE DATA
Net income (loss) - basic                                 $  0.10      $ (0.12)         $  0.26         $  0.04         $  0.08
Net income (loss) - diluted                                  0.10        (0.12)            0.25            0.04            0.08
Dividends                                                    0.00         0.00             0.00            0.00            0.00
Market price at year end                                     0.66         1.50             1.94            3.00            2.06

(1) The company incurred a non-cash charge for impairment of long lived assets of $1,362,000 during fiscal year 1999.

(2) During 1998, the company released a valuation allowance of $351,000 established for deferred income tax benefits established during 1995. The release of this valuation allowance was based on management's conclusion that sufficient positive evidence, as defined by SFAS 109, existed regarding the realization of certain tax carryforward items.

(3) The company incurred a non-cash charge for impairment of long lived assets of $377,000 during fiscal year 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                  OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION
     The following discussion and analysis should be read in conjunction with the company's consolidated financial statements and notes thereto, included elsewhere in this annual report.
     The Back Yard Burgers system included 93 restaurants, of which 35 were company-operated and 58 were franchised. The company's revenues are derived primarily from company-operated restaurant sales, franchise and area development fees and royalty fees. Certain expenses (cost of restaurant sales, restaurant operating expenses, depreciation, amortization and advertising) relate directly to company-operated restaurants, while general and administrative expenses relate to both company-operated restaurants and franchise operations. The company's revenues and expenses are affected by the number and timing of the opening of additional restaurants. Sales for new restaurants in the period immediately following their opening tend to be high because of trial by public and promotional activities. As a result, the timing of openings can affect the average volume and other period-to-period comparisons.

RESULTS OF OPERATIONS
     The following table sets forth the percentage relationship to total revenues, unless otherwise indicated, of certain items included in the company's historical operations and operating data for the periods indicated.

                                                                      FOR THE YEARS ENDED
                                                          ------------------------------------------
                                                          DECEMBER 30,     JANUARY 1,     JANUARY 2,
                                                             2000            2000            1999
Revenues
 Restaurant sales                                            89.5%           90.4%           91.7%
 Franchise and area development fees                          0.7             0.5             0.5
 Royalty fees                                                 5.6             5.1             4.8
 Advertising fees                                             1.6             1.9             1.7
 Other operating revenue                                      2.6             2.1             1.3
    Total revenue                                           100.0%          100.0%          100.0%

                                                                      FOR THE YEARS ENDED
                                                          ------------------------------------------
                                                          DECEMBER 30,     JANUARY 1,     JANUARY 2,
                                                             2000            2000            1999
Costs and Expenses
Cost of restaurant sales(1)                                  32.4%           33.8%           32.7%
Restaurant operating expenses(1)                             49.7            48.0            47.2
General and administrative                                   12.1            12.4            11.9
Advertising                                                   6.0             5.8             5.5
Depreciation and amortization                                 4.7             4.6             4.6
Impairment of long-lived assets                                --             4.6              --
Operating income                                              3.8            (1.3)            4.7
Interest income                                               0.1             0.1             0.1
Interest expense                                             (2.0)           (1.9)           (1.8)
Other, net                                                    0.6              --              --
Income before taxes                                           2.5            (3.2)            3.0
Income tax expense/(benefit) (2)                             36.0           (40.0)          (42.8)
Net Income                                                    1.6            (1.9)            4.3

(1) As a percentage or restaurant sales.
(2) As a percentage of income before taxes.

                                                                                  FOR THE YEARS ENDED
                                                                    -----------------------------------------------
                                                                    DECEMBER 30,       JANUARY 1,        JANUARY 2,
                                                                        2000              2000              1999
                                                                    ------------       ----------        ----------
OPERATING DATA
 Restaurant sales (000's)
  Company-operated                                                    $ 26,182          $ 26,480          $ 25,082
  Franchised                                                            42,257            38,639            34,482
                                                                      --------          --------          --------
   Total                                                              $ 68,439          $ 65,119          $ 59,564
                                                                      ========          ========          ========

AVERAGE ANNUAL SALES PER RESTAURANT OPEN
 for a full year(1)
 Company-operated                                                     $740,117          $769,000          $797,000
 Franchised                                                           $753,524          $779,000          $759,000
 System-wide                                                          $747,778          $775,000          $774,000

NUMBER OR RESTAURANTS(2)
 Company-operated                                                           35                35                33
 Franchised                                                                 58                51                48
  Total                                                                     93                86                81
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

(2) Subsequent to December 30, 2000, five franchised restaurants were opened and three were closed.

COMPARISON OF FISCAL YEAR 2000
TO FISCAL YEAR 1999

     RESTAURANT SALES decreased 1.1% to $26,182,000 during 2000 compared with $26,480,000 during 1999. This decrease is primarily the result of a decrease in same-store sales at restaurants open for more than one year of 5.6%. The decrease in same-store sales was partially offset by the acquisition of three higher volume units and the sale of one and closing of two lower volume units.

      FRANCHISE AND AREA DEVELOPMENT FEES were $202,000 during 2000, an increase of 53.0% from $132,000 in 1999. Ten new franchised restaurants were opened in 2000, compared to six new franchised units opened in 1999.

     ROYALTY FEES increased 9.9% to $1,658,000 during 2000 compared with $1,508,000 during 1999. The increase is the result of an increase in franchised sales upon which the fees are based. The increase in franchised restaurant sales was due to a net unit growth of seven new franchised stores, offset by a decrease of 4.5% in same-store sales for franchised units.

     ADVERTISING FEES decreased 17.8% to $467,000 for 2000 compared with $568,000 during 1999. The decrease is primarily due to a change in the number of franchisee direct mail program participants from forty in 1999 to twelve in 2000. Direct mail program fees represent a portion of the overall advertising fees. This decrease was partially offset by the increase in franchised restaurant sales, upon which the fees are based.

     OTHER REVENUES increased 23.7% to $751,000 for 2000 compared with $607,000 during 1999. The increase is due to increases in vendor rebates as well as revenues generated from sub-contractor vending sales, which began in March of 1999.

     COST OF RESTAURANT SALES, consisting of food and paper costs, totaled $8,476,000 during 2000 compared to $8,943,000 during 1999, decreasing to 32.4% as a percentage of restaurant sales during 2000 from 33.8% for 1999. This percentage decrease is partially the result of a decrease in coupons and discounts. The decrease is also attributable to the testing of the company's new 100% Black Angus beef hamburgers that began in August of 2000, which resulted in improved margins on hamburger sales.

     RESTAURANT OPERATING EXPENSES, consisting of labor, supplies, utilities, rent and certain other unit level operating expenses, increased to $13,007,000 for 2000 from $12,709,000 during 1999, increasing as a percentage of restaurant sales to 49.7% from 48.0% in 1999. The increase is primarily due to a 2.1% increase in labor as a percentage of sales over the year-earlier period due to management's efforts to increase staffing at certain locations to improve customer service and enhance the overall guest experience. The remainder of the increase, due to increases in property taxes, was partially offset by a decrease in repair and maintenance costs.

     GENERAL AND ADMINISTRATIVE COSTS decreased $88,000 to $3,531,000 during 2000 from $3,619,000 in 1999. The company incurred $165,000 in consulting expenditures for a strategic study of system operations and facility design during 1999, for which there are no comparable costs in 2000. The decrease was partially offset by increased travel spending due to the opening of more new franchised restaurants than the year-earlier period, and an increased effort to support those openings as well as the existing franchisees through training and marketing.

     ADVERTISING EXPENSE, which increased to $1,760,000 for 2000 from $1,701,000 during 1999, increased as a percentage of total revenues to 6.0% from 5.8%. This is the result of an increase in company-operated local store advertising of 1.0% beginning in the second quarter of 2000. This increase is partially offset by a decrease in company-operated same-store sales of 5.6% for the year ended December 30, 2000.

     INTEREST EXPENSE increased 4.9% to $594,000 for the year ended December 30, 2000 from $566,000 in the year-earlier period. While debt outstanding as of December 30, 2000 was $5,403,000, which is 12.5% less debt than the $6,178,000 outstanding as of January 1, 2000, the company had approximately 6.0% more debt outstanding during the first nine months of 2000 compared with the year-earlier period.

     OTHER, NET was $186,000 for the year ended December 30, 2000. This is primarily due to the recognition of $256,000 in net gains on the sale of assets during fiscal year 2000. Also included in this category is other miscellaneous income and expenses, including franchise tax expense. During 1999, gains on asset sales and miscellaneous income were entirely offset by franchise tax expense.

     INCOME TAX EXPENSE was $262,000 in 2000 compared with an income tax benefit of $372,000 in 1999. The company earned $728,000 in pre-tax income during 2000, resulting in the $262,000 income tax expense. The 1999 benefit was related to the company's pre-tax loss of $930,000 after impairment charges of $1,362,000 taken during the year.

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

IMPAIRMENT OF LONG-LIVED ASSETS
     At each balance sheet date, the company assesses whether there has been an impairment in the value of all long-lived assets (including intangibles) by determining whether projected undiscounted future cash flows from operations for each restaurant, as defined in Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To be Disposed Of, exceed its net book value as of the assessment date. A new cost basis is established for impaired assets based on the fair value of these assets as of the date the assets are determined to be impaired.
     In the past, the company incurred non-cash charges for the effect of company-operated restaurant closings and impaired assets at company-operated restaurants. Also, related accruals for future lease payments of closed stores, net of estimated sub-lease income, were previously recorded.
     Lease payments of $49,000 in 2000 and $29,000 in 1999 were incurred for these closed stores and charged against this reserve. Also, $175,000 of the reserve was reversed during 2000 as a result of the transfer or subleasing of two of the properties and the sale of related assets at those properties for which the reserve was established. The resultant gain on these transactions was approximately $181,000. As of December 30, 2000, the company's remaining accrual for future lease obligations was $46,000, net of estimated sub-lease income.

LIQUIDITY AND CAPITAL RESOURCES
     During fiscal year 2000, the company acquired three franchised restaurants and financed a portion of the acquisition with a $600,000 short-term note. The company funded the total capital additions for fiscal year 2000 of $1.1 million, which included a portion of the cost of the acquired stores, new equipment for existing restaurants, and other capital expenditures from cash generated by operating activities. The company also paid approximately $1.4 million in principal debt payments during the year, funded by a combination of the use of cash on hand, cash generated by operating activities as well as $565,000 in proceeds on the sale of assets by the company during the year.
     As of December 30, 2000, the company's total cash balance of $1.0 million reflected the impact of the cash generated from operating activities, borrowing activity, and capital expenditures mentioned above.
     The company entered an agreement with a bank in November of 2000 which provides the company with a $750,000 line of credit expiring in April of 2002. The company will use the line of credit for short-term financing of newly constructed restaurants, retrofit of existing restaurants, and for other general corporate purposes. As of December 30, 2000, the company had no outstanding borrowings under the line of credit.

     On January 2, 2001, the company's board of directors adopted a stock repurchase plan that allows the company to repurchase up to 500,000 shares of its outstanding common stock. The company expects to finance the cost to repurchase shares under the stock buyback program with existing cash on hand as well as internally generated funds.
     The company plans capital expenditures of approximately $2 million in fiscal year 2001, excluding potential acquisitions and share repurchases. These capital expenditures primarily relate to the development of additional company-operated restaurants, store equipment upgrades, and enhancements to existing financial and operating information systems, including enhancements to our point-of-sale system. The company expects to fund these capital expenditures through borrowings under its existing line of credit and cash flow from operations. The company believes that existing cash and funds generated from internal operations, as well as borrowings under the line of credit, will meet the company's needs for the foreseeable future.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK
     The company is exposed to certain financial market risks, the most predominant being fluctuations in interest rates on variable rate debt and the repricing of fixed rate debt at maturity. Management monitors interest rate fluctuations as an integral part of the company's overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potential adverse effect of our results. The effect of interest rate fluctuations historically has been small relative to other factors affecting operating results, such as food, labor and occupancy costs.
     Less than 25% of the company's debt portfolio as of December 30, 2000, had variable rates or had maturity dates of less than two years. With every 25 basis point increase in interest rates, the company could be subject to additional interest expense of approximately $4,000 annually, depending on the timing of the rate changes and debt maturities.
     The company has considered the use of hedging instruments to minimize interest rate fluctuation risk, but based on the debt portfolio structure described above, no hedging program has been deemed necessary for the company at this time.

SEASONALITY AND INFLATION
     While the company does not believe that seasonality affects its operations in a materially adverse manner, first quarter results will generally be lower than other quarters due to seasonal climate conditions in the locations of many of its restaurants. Management does not believe that inflation has had a material effect on income during 2000. Increases in food, labor or other operating costs could adversely affect the company's operations. In the past, however, the company generally has been able to increase menu prices or modify its operating procedures to substantially offset increases in its operating costs.

CONVERSION OF PREFERRED STOCK
     In accordance with the provisions of the company's Restated Certificate of Incorporation regarding preferred stock, as a result of the company's having attained after-tax net income in excess of $600,000 during 1994, each share of preferred stock is convertible into one share of common stock, at the option of the holder. The company has notified preferred stockholders of their right to convert preferred stock to common stock and anticipates that all shares of preferred stock will be converted. Such conversion began on April 5, 1995, at which time there were 1,199,979 shares of preferred stock outstanding. As of December 30, 2000, only 19,763 shares have yet to be converted.

KNOWN TRENDS AND UNCERTAINTIES
     Labor will continue to be a critical factor in the foreseeable future. In most areas where the company operates restaurants, there is a shortage of suitable labor. This, in itself, could result in higher wages as the competition for employees intensifies, not only in the restaurant industry, but in practically all retail and service industries. It is crucial for the company to develop and maintain programs to attract and retain quality employees.
      During 2000, the price of beef, the largest single component of the cost of restaurant sales was relatively stable, although there were minor price adjustments throughout the year. Management of the company expects beef prices to potentially increase in the long term and that it could be difficult to raise menu prices to fully cover these anticipated increases due to the competitive state of the quick-service restaurant industry. Additional margin improvements would have to be made through operational improvements, equipment advances and increased volumes to help offset these potential increases.
     Due to the competitive nature of the restaurant industry, site selection continues to be challenging as the number of businesses vying for locations with similar characteristics increases. This will likely result in higher occupancy costs for prime locations.
     Company-operated same-store sales decreased 5.6% during 2000 compared with a 0.4% increase in 1999. Management attributes this decline to a strategic change during the last half of 1999 of removing the company from fast-food "discount wars" and to further position the company as a premium fast-food chain. Although the company sacrificed a portion of its customer base and sales as a result, the change yielded improvements in margins and overall profitability. In additional efforts of enhancing product quality, the company introduced 100% Black Angus beef products in all of its company-operated stores during the fourth quarter of 2000. Same-store sales through the first three quarters of 2000 deceased 7.1%; however, subsequent to the introduction of Black Angus beef in company-operated stores, same-store sales trends improved to a decrease of 1.1% for the fourth quarter. Management will continue its strategy of further positioning the company as a premium fast-food chain in 2001.
     The future success of the company will be determined, to a great extent, by the ability to positively address these issues.

BACK YARD BURGERS, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

                                                                               DECEMBER 30,         JANUARY
                                  ASSETS                                          2000               2000

Cash and cash equivalents                                                       $  1,041           $  1,697
Receivables, less allowance for doubtful accounts of
 $218 ($103 in 1999)                                                                 402                284
Inventories                                                                          208                177
Current deferred tax asset                                                           140                 65
Prepaid expenses and other current assets                                             58                 79
                                                                                --------           --------
  Total current assets                                                             1,849              2,302
Property and equipment, at depreciated cost                                       12,569             13,211
Intangible assets                                                                  1,901              1,204
Noncurrent deferred tax asset                                                        824              1,020
Notes receivable                                                                     359                350
Other assets                                                                         277                253
                                                                                --------           --------
                                                                                $ 17,779           $ 18,340
                                                                                ========           ========
                   LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable                                                                $    775           $    744
Accrued expenses                                                                     987                901
Reserve for closed stores                                                             46                270
Income taxes payable                                                                  29                 89
Current installments of long-term debt                                               747                489
                                                                                --------           --------
  Total current liabilities                                                        2,584              2,493
Long-term debt, less current installments                                          4,656              5,689
Deferred franchise and area development fees                                         459                392
Other deferred income                                                                457                633
Other deferred liabilities                                                            68                 75
                                                                                --------           --------
  Total liabilities                                                                8,224              9,282
                                                                                --------           --------
Commitments and contingencies (Note 13)

Stockholders' equity
 Preferred stock, $.01 par value; 2,000,000 shares authorized;
 19,763 shares issued and outstanding (19,763 in 1999)                              --                 --
 Common stock, $.01 par value; 12,000,000 shares authorized;
 4,646,103 shares issued and outstanding (4,618,377 in 1999)                          47                 46
 Paid-in capital                                                                  10,158             10,128
 Deficit                                                                            (650)            (1,116)
  Total stockholders' equity                                                       9,555              9,058
  Total liabilities and stockholders' equity                                    $ 17,779           $ 18,340
                                                                                ========           ========

          See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

                                                                                      YEARS ENDED
                                                                    -----------------------------------------------
                                                                    DECEMBER 30,       JANUARY 1,        JANUARY 2,
                                                                        2000              2000               1999
                                                                    ------------       ----------        ----------
Revenues:
 Restaurant sales                                                     $ 26,182          $ 26,480          $ 25,082
 Franchise and area development fees                                       202               132               142
 Royalty fees                                                            1,658             1,508             1,313
 Advertising fees                                                          467               568               478
 Other                                                                     751               607               349
                                                                      --------          --------          --------
  Total revenues                                                        29,260            29,295            27,364
                                                                      --------          --------          --------

Expenses:
 Cost of restaurant sales                                                8,476             8,943             8,206
 Restaurant operating expenses                                          13,007            12,709            11,839
 General and administrative                                              3,531             3,619             3,261
 Advertising                                                             1,760             1,701             1,513
 Depreciation and amortization                                           1,384             1,355             1,271
 Impairment of long-lived assets                                          --               1,362              --
                                                                      --------          --------          --------
  Total expenses                                                        28,158            29,689            26,090
                                                                      --------          --------          --------
  Operating income (loss)                                                1,102              (394)            1,274

Interest income                                                             34                30                24
Interest expense                                                          (594)             (566)             (485)
Other, net                                                                 186              --                   7
                                                                      --------          --------          --------
  Income before income taxes                                               728              (930)              820

Income tax benefit/(expense)                                              (262)              372               351
                                                                      --------          --------          --------
Net income (loss)                                                     $    466          $   (558)         $  1,171
                                                                      ========          ========          ========

Income per share:
 Basic                                                                $    .10          $   (.12)         $    .26
                                                                      ========          ========          ========
 Diluted                                                              $    .10          $   (.12)         $    .25
                                                                      ========          ========          ========

Weighted average number of common shares and
 common equivalent shares outstanding:
 Basic                                                                   4,632             4,609             4,533
                                                                      ========          ========          ========
 Diluted                                                                 4,653             4,609             4,654
                                                                      ========          ========          ========

          See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT FOR NUMBER OF SHARES)
--------------------------------------------------------------------------------

                                          PREFERRED STOCK                COMMON STOCK
                                      ----------------------        ---------------------     PAID-IN      RETAINED
                                       SHARES         AMOUNT         SHARES        AMOUNT     CAPITAL       DEFICIT         TOTAL
                                      --------        ------        ---------      ------     -------       -------         -----
Balance at January 3, 1998             289,600            3         4,276,723        42         9,982        (1,729)        8,298

Conversion of preferred stock         (266,477)          (3)          266,477         3
Exercise of stock options                                              40,071         1            88                          89
Employee stock purchases                                               13,200        --            28                          28
Net income                                                                                                    1,171         1,171
                                      --------         ----         ---------        --        ------        ------         -----
Balance at January 2, 1999              23,123           --         4,596,471        46        10,098          (558)        9,586

Conversion of preferred stock           (3,360)          --             3,360        --                                        --
Employee stock purchases                                               18,546        --            30                          30
Net loss                                                                                                       (558)         (558)
                                      --------         ----         ---------        --        ------        ------         -----
Balance at January 1, 2000              19,763           --         4,618,377        46        10,128        (1,116)        9,058

Employee stock purchases                                               27,726         1            30                          31
Net income                                                                                                      466           466
                                      --------         ----         ---------        --        ------        ------         -----
Balance at December 30, 2000            19,763           --         4,646,103        47        10,158          (650)        9,555
                                      ========           ==         =========        =-        ======        ======         =====

          See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                                 YEARS ENDED
                                                                              -----------------------------------------------
                                                                              DECEMBER 30,       JANUARY 1,        JANUARY 2,
                                                                                  2000              2000              1999
                                                                              ------------       ----------        ----------
Cash flows from operating activities:
 Net income (loss)                                                              $   466           $  (558)          $ 1,171
 Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization of property and equipment                         1,245             1,251             1,063
  Impairment of long-lived assets                                                    --             1,362                --
  Deferred income taxes                                                             121              (529)             (556)
  Amortization of intangible assets                                                 139               104               112
  Amortization/write off of preopening costs                                         --                --                95
  Provision for losses on receivables                                               147               154               216
  Gain on sale of assets                                                           (256)               (2)              (42)
  Other deferred income                                                            (176)              633                --
  (Increase) decrease in assets:
  Receivables                                                                      (289)             (199)              (62)
  Inventories                                                                       (44)               16               (26)
  Prepaid expenses and other current assets                                          21                17              (118)
  Other assets                                                                      (31)               (3)               (3)
  Increase (decrease) in liabilities:
  Accounts payable and accrued expenses                                             121               250               (71)
  Reserve for closed stores                                                         (49)              (29)              (51)
  Income taxes payable                                                              (60)             (116)              205
  Other deferred liabilities                                                         (7)               14                 6
  Deferred franchise and area development fees                                       67               138                39
                                                                                -------           -------           -------
   Net cash provided by operating activities                                      1,415             2,503             1,978
                                                                                -------           -------           -------
Cash flows from investing activities:
 Additions to property and equipment                                             (1,063)           (2,679)           (4,983)
 Proceeds from sale of property and equipment                                       565               274                48
 Goodwill acquisition cost                                                         (229)               --                --
 Proceeds on notes receivable                                                        --                34                --
 Investment in joint ventures                                                        --                --               (50)
                                                                                -------           -------           -------
   Net cash used in investing activities                                           (727)           (2,371)           (4,985)
                                                                                -------           -------           -------
Cash flows from financing activities:
 Issuance of stock                                                                   31                30                28
 Principal payments on long-term debt                                            (1,375)             (498)             (543)
 Proceeds from issuance of long-term debt                                            --             1,218             2,920
 Proceeds from exercise of stock options                                             --                --                89
                                                                                -------           -------           -------
   Net cash provided (used) by financing activities                              (1,344)              750             2,494
                                                                                -------           -------           -------
   Net increase (decrease) in cash and cash equivalents                            (656)              882              (513)
Cash and cash equivalents:
 Beginning of year                                                                1,697               815             1,328
                                                                                -------           -------           -------
 End of year                                                                    $ 1,041           $ 1,697           $   815
                                                                                =======           =======           =======

Supplemental disclosure of cash flow information:
 Income taxes paid                                                              $   201           $    273          $    --
                                                                                =======           =======           =======
 Interest paid                                                                  $   577           $    566          $   462
                                                                                =======           =======           =======
Noncash investing and financing activities
 Property and equipment sold for a note receivable                              $   119           $    --           $    --
                                                                                =======           =======           =======
 Goodwill acquired with note payable                                            $   600           $    --           $    --
                                                                                =======           =======           =======

          See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY. Back Yard Burgers, Inc. (the "Company") owns and operates quick-service and fast-casual restaurants and is engaged in the sale of franchises in Back Yard Burgers and the collection of royalties based upon related franchise sales. The Company grants franchise rights for the use of "Back Yard Burgers," "BYB" or "BY Burgers" trade names and other associated trademarks, signs, emblems, logos, slogans and service marks which have been or may be developed. At December 30, 2000, the Company operated 35 restaurants in three states (Mississippi, Arkansas and Tennessee) and franchised 58 restaurants in 16 states.

CONSOLIDATION POLICY. The financial statements include the accounts of Back Yard Burgers, Inc. and its wholly owned subsidiaries, Little Rock Back Yard Burgers, Inc., BYB Properties, Inc. and Atlanta Burgers BYB Corporation, as well as Back Yard Burgers National Advertising Fund. All significant intercompany transactions have been eliminated.

FISCAL YEAR. The Company maintains its financial records on a 52-53 week fiscal year ending on the Saturday closest to December 31. The years ended December 30, 2000, January 1, 2000 and January 2, 1999 were all 52 week years.

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

OTHER DEFERRED INCOME. During 1999, the Company received $800,750 from certain vendors relating to future purchases by the Company. The Company deferred this amount as other deferred income. These funds are recorded as income in a proportionate manner with respective future purchases. Under the terms of signed contracts, the Company is required to purchase specific volumes in future years. If these purchase volumes are not met, the funds related to the volume shortages will be refunded to the vendors.

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

INTANGIBLE ASSETS. Intangible assets consist of the excess of the cost of acquired companies and assets over the values assigned to net tangible assets. These intangibles are being amortized by the straight-line method over an 18 year period. Accumulated amortization totaled $941,000 at December 30, 2000 and $809,000 at January 1, 2000.

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

During the fourth quarter of 1999, the company incurred a non-cash charge for the effect of three company-operated restaurant closings and impaired assets at three underperforming company-operated restaurants. While some of the fixed assets at the locations were utilized by other stores, certain assets were fixed to the site and were unrecoverable. Based on an analysis of projected undiscounted cash flows for these locations, the company determined in 1999 that the carrying value of certain long-lived assets necessitated a write-down. The Company recorded a charge to write these assets down to their fair value in the amount of $1,114,000 and a related accrual for future lease payments net of estimated sub-lease income of $248,000 was recorded.

Lease payments of $49,000 in 2000 and $29,000 in 1999 were incurred for these closed stores and charged against this reserve. Also, $175,000 of the reserve was reversed during 2000 as a result of the transfer or subleasing of two of the properties and the sale of related assets at those properties for which the reserve was established. The resultant gain on these transactions was approximately $181,000. As of December 30, 2000, the company's remaining accrual for future lease obligations was $46,000, net of estimated sub-lease income.

PREFERRED STOCK. In accordance with the provisions of the Company's Restated Certificate of Incorporation regarding preferred stock, each share of preferred stock is convertible into one share of common stock, at the option of the holder. As of December 30, 2000, all but 19,763 shares of preferred stock had been converted to common stock.

EARNINGS PER SHARE. The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share, which requires the presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity (Note 12).

FAIR VALUE OF FINANCIAL INSTRUMENTS. At December 30, 2000, the Company did not have outstanding any financial derivative instruments. The carrying amounts of cash and receivables approximate fair value because of the short maturity of those instruments. The fair value of the Company's long-term debt is estimated based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities. At December 30, 2000, the fair value was approximately $5,443,000.

NOTE 2 - ACCOUNTS RECEIVABLE

Corporate receivables and National Advertising Fund receivables represent amounts due from franchisees for contractual obligations and for product purchases. A summary of accounts receivable follows:


                                                         DECEMBER 30,        JANUARY 1,
                                                             2000               2000
                                                         ------------        ----------
                                                                  (in thousands)
Corporate receivables                                       $ 303              $ 171
National Advertising Fund receivables                         163                 91
Other                                                         154                125
                                                            -----              -----
                                                              620                387
Allowance for doubtful receivables                           (218)              (103)
                                                            -----              -----
                                                            $ 402              $ 284
                                                            =====              =====

NOTE 3 - PROPERTY AND EQUIPMENT
Summaries of property and equipment follow:

                                                          DECEMBER 30,        JANUARY 1,
                                                              2000               2000
                                                          ------------        ----------
                                                                   (in thousands)
Land                                                        $  3,452           $  3,452
Buildings                                                      6,552              6,626
Building and site improvements                                 2,926              2,954
Fixtures and equipment                                         6,026              5,620
Transportation Vehicles                                          229                244
                                                            --------           --------
                                                              19,185             18,896
Accumulated depreciation and amortization                     (6,616)            (5,685)
                                                            --------           --------
                                                            $ 12,569           $ 13,211
                                                            ========           ========

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - INVESTMENT IN JOINT VENTURES

The Company has invested a total of $200,000 for 23%-25% interests in four joint ventures for the purpose of operating Back Yard Burgers restaurants. Two of the joint ventures purchased the building and land from the Company. No gain or loss was recorded by the Company in connection with these sales. Two joint ventures purchased land from a third party and built a building. The Company then entered into a long-term lease with each joint venture. Three of the leases are accounted for as financing leases and the fixed assets are recorded on the Company's balance sheet along with the present value of the future lease commitments. The remaining lease is accounted for as an operating lease. The Company has guaranteed 23%-25% of the long-term debt obtained by the joint ventures to finance the construction of the restaurants. At December 30, 2000, $299,000 of such debt is guaranteed by the Company.

Each of the above investments is recorded at cost as there is no material difference between the cost and equity method of accounting for any of these investments.

NOTE 5 - DEFERRED FRANCHISE AND AREA DEVELOPMENT FEES

At December 30, 2000, deferred fees received for certain franchise and area development rights, net of commissions paid, include amounts sold during the following years (in thousands):


         2000                                                    $239
         Previous years                                           220
                                                                 ----
                                                                 $459
                                                                 ----

NOTE 6 - INDEBTEDNESS

Long-term debt is collateralized by property and equipment with a net book value aggregating $7,206,000 and a portion guaranteed by the personal endorsements of certain stockholders. The balances consist of the following:

                                                                                                  DECEMBER 30,        JANUARY 1,
                                                                                                      2000               2000
                                                                                                  ------------        ----------
                                                                                                           (in thousands)
Notes payable to financial institutions, payable in monthly installments
 ranging from $3,250 to $9,788, including interest ranging from 8.3% to 9.6%                        $  2,926           $  3,648
Note payable to franchisee related to 2000 acquisition, payable
 in quarterly installments of $150,000 plus interest of prime plus 1.0%                                  300               --
Financing lease transactions to Lester's Back Yard Burgers Joint Venture I, II and IV
 (See Note 4), payable in monthly installments ranging from $5,450 to $7,900
 and effective interest rates ranging from 12.0% to 12.5%                                              1,376              1,434
Financing lease with Amplican Financial                                                                 --                  165
Notes payable to a leasing company, payable in monthly installments ranging
 from $1,122 to $5,643 including interest of 14.1%                                                       801                931
                                                                                                    --------           --------
                                                                                                       5,403              6,178
Less current installments                                                                               (747)              (489)
                                                                                                    --------           --------
  Total                                                                                             $  4,656           $  5,689
                                                                                                    ========           ========

The principal maturities of all long-term debt subsequent to 2000 are as follows: $747,000 in 2001, $699,000 in 2002, $851,000 in 2003, $1,806,000 in
2004, $150,000 in 2005 and $1,150,000 thereafter.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Certain of the Company's indebtedness contains various affirmative and negative covenants including requiring the Company to maintain certain financial ratios and levels of minimum net worth. The Company did not meet certain of its covenant requirements for the year ending December 30, 2000. Waivers have been obtained from the bank.

The Company has a line of credit with a financial institution for $750,000. The line of credit is collateralized by real property. There were no borrowings outstanding under the agreement at December 30, 2000 and January 1, 2000.

On October 4, 1996, the Company received a commitment (the "Commitment") from a leasing company for a loan transaction. The Commitment provides the Company with up to $2,000,000 and bears interest of approximately 14.1%. The Commitment is secured by certain real and personal property to be constructed and/or acquired with the commitment proceeds. As of December 30, 2000, borrowings outstanding under the commitment are $801,000, and $876,000 is available under the note payable.

NOTE 7 - OPERATING LEASES

Operating leases relate to leased land sites for company-operated restaurants and office space for corporate operations. All leases contain renewal options. The future minimum rental payments under operating lease agreements as of December 30, 2000, are as follows (in thousands):



         2001                                                   $1,305
         2002                                                    1,174
         2003                                                    1,010
         2004                                                      828
         2005                                                      743
         Thereafter                                              2,689
                                                                ------
                                                                $7,749
                                                                ======

Rent expense was $1,202,000, $1,128,000 and $1,058,000 in 2000, 1999 and 1998,
respectively.

NOTE 8 - RELATED PARTY TRANSACTIONS

On October 3, 1999, the Company sold a company-operated restaurant, along with future development rights for a specified area contiguous to the restaurant, to a former officer of the company and a current member of the board of directors of the Company. The restaurant was sold at book value and will continue to be operated as a franchised restaurant.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9 - INCOME TAXES

Income tax expense for the following tax years is comprised of:

                                        2000            1999            1998
                                       AMOUNT          AMOUNT          AMOUNT
                                       ------          ------          ------
Federal, Current                        $ 141           $ 157           $ 205
Federal, Deferred                         121            (529)           (556)
State, Current                             --              --              --
State, Deferred                            --              --              --
                                        $ 262           $(372)          $(351)
                                        =====           =====           =====

Deferred income taxes are provided in recognition of temporary differences in reporting certain revenues and expenses for financial statement and income tax purposes.

The deferred tax assets (liabilities) comprise the following:

                                                                    DECEMBER 30,       JANUARY 1,
                                                                        2000             2000
                                                                    ------------       ----------
                                                                            (IN THOUSANDS)
Current

 Current deferred tax assets:
 Allowance for doubtful receivable                                    $   112           $    35
 Accrued expenses                                                          31                52
 Reserve for store closings                                                --                --
                                                                      -------           -------
                                                                          143                87
 Current deferred tax liabilities                                          (3)              (22)
                                                                      -------           -------
 Net current deferred tax asset                                       $   140           $    65
                                                                      =======           =======

Noncurrent

 Noncurrent deferred tax assets:
 Franchise fees                                                       $    88           $    84
 Net operating loss carryforwards                                         130               193
 Alternative minimum tax credit carryforwards                             283               356
 Goodwill amortization                                                    228               263
 Other deferred income                                                    155               215
 Other                                                                    145               109
                                                                      -------           -------
  Gross noncurrent deferred tax assets                                  1,029             1,220
                                                                      -------           -------

 Noncurrent deferred tax liabilities:
 Depreciation                                                             (75)              (70)
  Gross noncurrent deferred tax liabilities                               (75)              (70)

 Net noncurrent deferred tax assets                                       954             1,150
 Deferred tax asset valuation allowance                                  (130)             (130)
                                                                      -------           -------
                                                                      $   824           $ 1,020
                                                                      =======           =======

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The ultimate realization of these assets is dependent upon the generation of future taxable income sufficient to offset the related deductions and loss carryforwards within the applicable carryforward period. The Company evaluates the need for a valuation allowance and, based on the weight of available evidence, has determined that it is more likely than not that certain deferred tax assets will eventually be realized. The valuation allowance reflected above is based on management's conclusion that it is more likely than not that certain state tax carryforward items will expire unused.

A reconciliation of the statutory Federal income tax rate to the income tax provision is as follows:

                                                       2000                         1999                          1998
                                               --------------------        ---------------------         ---------------------
                                               AMOUNT            %         AMOUNT            %           AMOUNT            %
                                               ------          ----        ------          -----         ------          -----
Computed "expected" tax                         $ 255         35.0 %        $(325)         (35.0)%        $ 287           35.0%
State income taxes, net of federal
income tax effect                                  --            --            --             --             --             --
Goodwill amortization                              15           2.0             7            1.0             15            1.8
Valuation allowance release                        --            --            --             --           (656)         (79.6)
Other                                              (8)         (1.0)          (54)          (6.0)             3            0.0
                                                -----          ----         -----          -----          -----          -----
                                                $ 262          36.0%        $(372)         (40.0)%        $(351)         (42.8)%
                                                =====          ====         =====          =====          =====          =====

As of December 30, 2000, the Company has net operating loss carryforwards available for federal and state income tax reporting purposes on a consolidated basis of approximately $3,157,000. These net operating loss carryforwards expire between 2004 and 2011. Approximately $20,000 of these net operating loss carryforwards were acquired in certain purchase transactions and are subject to annual limitations on their usage. These carryforwards expire during the period 2004 through 2008.

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

In May 1995, the Board of Directors of the Company and the shareholders authorized the adoption of an Incentive Award Plan ("IAP") for the Company's employees. An aggregate of 450,000 shares of common stock may be granted under the IAP, as amended in May 1997. Options granted under the IAP may be designated by the Compensation Committee of the Board of Directors as Incentive Stock Options or Non-Qualified Stock Options. Non-Qualified Stock Options granted under the IAP may not be granted at a price less than par value of the common stock. Incentive Stock Options granted under the IAP may not be granted at a price less than the fair market value

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

of the common stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares for which options are granted to any employee during any calendar year may not exceed $100,000. The term of the options shall be set by the Compensation Committee of the Board of Directors and no term shall exceed a reasonable time period. In the case of Incentive Stock Options, the term shall not be more than ten years from the date of grant. During 2000, the Company granted options for an aggregate of 142,400 shares of common stock at exercise prices to $1.25 and $1.50 per share, which equaled fair market value at grant date.

A summary of activity in the above two option plans for the years ended December 30, 2000, January 1, 2000 and January 2, 1999 follows:

                                                   2000                          1999                          1998
                                         ------------------------      ------------------------      ------------------------
                                                         WEIGHTED                      WEIGHTED                      WEIGHTED
                                                         AVERAGE                        AVERAGE                       AVERAGE
                                                         EXERCISE                      EXERCISE                      EXERCISE
                                         OPTIONS          PRICE        OPTIONS          PRICE        OPTIONS          PRICE
                                         -------         --------      -------         --------      -------         --------
Outstanding at beginning of year         268,358         $   2.82      297,127         $   3.03      303,637         $   3.25

Granted                                  142,400             1.34      100,281             1.77       81,864             2.35

Exercised                                     --               --           --               --      (40,071)            2.11
Canceled                                 (64,123)            2.28     (129,050)            2.47      (48,303)            4.00
                                         -------         --------      -------         --------      -------         --------

Outstanding at end of year               346,635             2.32      268,358             2.82      297,127             3.03
                                         =======         ========      =======         ========      =======         ========

Exercisable at end of year               274,243             2.56      227,439             3.01      271,966             3.12
                                         =======         ========      =======         ========      =======         ========

A summary of information about the Company's stock options outstanding at December 30, 2000 follows:

                                                  WEIGHTED                                             WEIGHTED
                                                   AVERAGE        WEIGHTED                              AVERAGE        WEIGHTED
RANGE OF                                          REMAINING        AVERAGE                             REMAINING        AVERAGE
EXERCISE                        OPTIONS          CONTRACTUAL       EXERCISE          OPTIONS          CONTRACTUAL      EXERCISE
PRICES                        OUTSTANDING           LIFE            PRICE          EXERCISABLE           LIFE            PRICE
--------                      -----------        -----------      ---------        -----------        -----------      --------
$1.00- $1.50                    129,600              9.2            $1.35             70,464              9.2            $1.37
$1.50- $2.00                    108,522              7.4             1.76             95,861              7.3             1.77
 2.00- 2.50                      31,321              7.1             2.26             30,726              7.1             2.26
 3.00- 3.50                      29,570              4.6             3.10             29,570              4.6             3.10
 5.50- 6.00                      47,622              2.7             5.78             47,622              2.7             5.78

$1.50-$6.00                     346,635              7.2            $2.32            274,243              6.7            $2.56

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 2000, 1999 and 1998 under the plan consistent with the method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, the Company's operating results for 2000, 1999 and 1998 would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                      2000           1999          1998
Net income:
 As reported                          $ 466       $ (558)       $ 1,171
 Pro forma                              380         (623)         1,053

Basic earnings per share:
 As reported                           0.10        (0.12)          0.26
 Pro forma                             0.08        (0.14)          0.23
 Diluted earnings per share:
 As reported                           0.10        (0.12)          0.25
 Pro forma                             0.08        (0.14)          0.23

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions using grants in 2000, 1999 and 1998, respectively:

                                        2000         1999        1998
Average expected life (years)           4.4          7.0          7.0
Average expected volatility            63.0%        63.3%        64.4%
Risk-free interest rates                6.5%         5.6%         6.1%
Dividend yield                          0.0%         0.0%         0.0%

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

In May 1995, the Board of Directors of the Company and the shareholders authorized the adoption of an Employee Stock Purchase Plan ("ESPP") for the Company's employees. An aggregate of 225,000 shares of common stock may be issued under the ESPP. Shares purchased under the ESPP shall be sold to participants at 85% of the reported price and the maximum number of shares that can be purchased by a participant is 1,000 shares per quarter. The ESPP shall continue in effect through May 31, 2005. During 2000, 1999 and 1998, 27,726, 18,546 and 12,314 shares were purchased, respectively, under the ESPP.


NOTE 12 - EARNINGS PER SHARE

A reconciliation of basic earnings per share to diluted earnings per share follows (in thousands, except per share data):

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                     2000                                1999                                  1998
                         ------------------------------    --------------------------------      -------------------------------
                                              PER-SHARE                           PER-SHARE                            PER-SHARE
                         INCOME     SHARES      AMOUNT     INCOME       SHARES      AMOUNT       INCOME      SHARES      AMOUNT
                         ------     ------    ---------    ------       ------    ---------      ------      ------    ---------
Basic EPS
Income available to
common stockholders       $466       4,632       0.10       $(558)       4,609       (0.12)      $1,171       4,533       $.26

Effect of Dilutive
Securities
Convertible preferred
stock                                   20                                  --                                   69
Stock options                            1                                  --                                   52
                          ----       -----       ----       -----        -----       -----       ------       -----       ----

Diluted EPS
Income available to
common stockholders
plus assumed
conversions               $466       4,653       0.10       $(558)       4,609       (0.12)      $1,171       4,654       $.25
                          ====       =====       ====       =====        =====       =====       ======       =====       ====

Options to purchase shares of the Company's common stock were outstanding during the years 2000, 1999 and 1998, but were not included in the computation of diluted EPS because the exercise price was greater than the average market price of common shares. The options were still outstanding as of December 30, 2000. Income available to common stockholders for each year presented above has not been affected by preferred dividends because the Company has not declared any dividends on its preferred shares. The convertible preferred stock and stock options are anti-dilutive and thus are not considered in the calculation of diluted earnings per share in 1999.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

CONCENTRATION OF RISK. Financial instruments which potentially subject the Company to concentration of credit risk are primarily cash and cash equivalents and receivables. The Company places its cash and cash equivalents in insured depository institutions and attempts to limit the amount of credit exposure to any one institution. At December 30, 2000, the Company's uninsured cash balance totaled $894,000. The Company performs ongoing credit evaluations of its customers and when necessary maintains reserves for potential credit losses on receivables, which are not collateralized.

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

NOTE 14 - SUBSEQUENT EVENTS

On January 2, 2001, the company's board of directors adopted a stock repurchase plan that allows the company to repurchase up to 500,000 shares of its outstanding common stock. The company expects to finance the cost to repurchase shares under the stock buyback program with existing cash on hand as well as internally generated funds.

To the Board of Directors and Stockholders of Back Yard Burgers, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Back Yard Burgers, Inc. and its subsidiaries at December 30, 2000, and January 1, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Memphis, Tennessee
February 9, 2001

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL STATEMENTS

     The management of Back Yard Burgers, Inc. has the primary responsibility for the preparation and integrity of the consolidated financial statements and other financial information contained in the Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles consistently applied in all material respects and reflect estimates and judgments by management where necessary. Financial information included throughout this annual report is consistent with the consolidated financial statements.
     The company maintains a system of internal accounting control that is adequate to provide reasonable assurance that assets are safeguarded and transactions are executed and recorded in accordance with management's authorization. The adequacy of the company's internal accounting controls are under the general oversight of the audit committee of the board of directors, consisting of two outside directors and one director who is an employee of the company. The committee reviews with the independent auditors the scope and results of the annual audit.
     The 2000 consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, in accordance with generally accepted auditing standards. PricewaterhouseCoopers LLP was recommended by the audit committee of the board of directors, selected by the board of directors and ratified by the company's stockholders. The independent accountants develop and maintain an understanding of the company's systems and procedures and perform such tests and other procedures, including tests of the internal accounting controls, as they deem necessary to enable them to express an opinion on the fairness of the consolidated financial statements. Such opinion, based upon their audits of the consolidated financial statements, is contained in this Annual Report.

Lattimore M. Michael                                     Michael G. Webb
Founder, Chairman and Chief Executive Officer            Chief Financial Officer

                             DIRECTORS AND OFFICERS

BOARD OF DIRECTORS                                            OFFICERS

Lattimore M. Michael                                          Lattimore M. Michael
  Chairman and Chief Executive Officer                          Chairman and Chief Executive Officer

William N. Griffith                                           Michael W. Myers
  Executive Vice President                                      President and Chief Operating Officer
    And Secretary-Treasurer
                                                              William N. Griffith
W. Kurt Henke                                                   Executive Vice President and Secretary-Treasurer
  Partner
  Henke-Bufkin                                                Michael G. Webb
  (attorneys-at-law)                                            Chief Financial Officer

Jim L. Peterson
   President and Chief Executive Officer
  Hospitality Solutions, Inc.
  (restaurant industry technology)

William B. Raiford, III
  Of Counsel
   Merkel & Cocke
  (attorneys-at-law)

Joseph L. Weiss
  President, A. Weiss Company
  (franchisee)

                              CORPORATE INFORMATION

CORPORATE OFFICES
1657 N. Shelby Oaks Dr., Suite 105
Memphis, TN 38134
901-367-0888

TRANSFER AGENT
Union Planters Bank
7650 Magna Dr.
Belleville, IL 62223
618-239-4451

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
Memphis, Tennessee

GENERAL COUNSEL
Henke-Bufkin
Professional Corporation
Clarksdale, Mississippi

SECURITIES COUNSEL
Kutak Rock, LLP
Little Rock, Arkansas

ANNUAL MEETING OF STOCKHOLDERS
The company's 2000 annual meeting of stockholders will be held at 10:00 a.m. local time on Thursday, May 17, 2001, at The Ridgeway Inn, 5679 Poplar Avenue, in Memphis, Tennessee. Stockholders of record as of March 23, 2001, are invited to attend this meeting.

ANNUAL REPORT ON FORM 10-K
A copy of the company's Annual Report on Form 10-K for the year ended December 30, 2000, as filed with the Securities and Exchange Commission, may be obtained by stockholders of record without charge upon request to the company.

STOCKHOLDER ACCOUNT ASSISTANCE
For address changes, registration changes, lost stock certificates, or if you are receiving duplicate copies of the Annual Report, please contact Union Planters Bank at the address or number listed above.

STOCK MARKET INFORMATION
The company's common stock trades on the Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol BYBI. At March 23, 2001, the company had approximately 2,500 stockholders, including beneficial owners holding shares in nominee or "street" name.

Back Yard Burgers completed its initial public offering of common stock in June 1993 and began public trading on June 25, 1993. The table below sets forth the high and low closing bid prices for the two-year period ended December 30, 2000:

QUARTER ENDED:                              HIGH                  LOW
April 3, 1999                              $2.13                 $1.50
July 3, 1999                               $1.88                 $1.69
October 2, 1999                            $2.31                 $1.81
January 1, 2000                            $1.94                 $1.44

April 1, 2000                              $1.56                 $1.19
July 1, 2000                               $1.44                 $1.06
September 30, 2000                         $1.38                 $1.13
December 30, 2000                          $1.25                 $0.59

The company currently anticipates that it will retain all of its earnings to support its operations and the development of its business. Therefore, the company does not pay any cash dividends on its outstanding common stock. Future cash dividends, if any, will be at the discretion of the company's board of directors and will depend upon, among other things, future operations and earnings, capital requirements, general financial conditions, contractual restrictions, stock repurchases and other factors that the board may consider relevant.