Form 10-K, Exhibit 13
period 2001-12-29
BACK YARD BURGERS INC
filed 2002-03-29
CIK 901495

                                                                      EXHIBIT 13

                                ABOUT THE COMPANY

         Back Yard Burgers operates and franchises quick-service restaurants that specialize in charbroiled, freshly prepared, great tasting food. As our name implies, Back Yard Burgers strives to offer the same high-quality ingredients and special care typified by outdoor grilling in the back yard. Our menu features made-to-order gourmet 100% Black Angus hamburgers and chicken sandwiches charbroiled over an open flame, fresh salads, chili and other special entrees, as well as hand-dipped milkshakes, fresh-made lemonade and fresh-baked cobblers.

         Our goal for 2002 is to continue to position Back Yard Burgers as a favored regional premium fast-food restaurant chain. We intend to add more restaurants to our family and further enhance our existing dine-in facilities. We will strive to live our vision - "As a team, provide the ultimate restaurant experience to our guests." We plan to continue to creatively communicate our points of differentiation - charbroiled 1/3 pound 100% Black Angus beef hamburgers, charbroiled chicken sandwiches and our unique "Back Yard" favorites.


                              FINANCIAL HIGHLIGHTS
               (in thousands, except per share amounts and units)


                                          DECEMBER 29,     DECEMBER 30,      JANUARY 1,
                                              2001             2000             2000
                                          ------------     ------------     -----------
FOR THE YEAR ENDED:
Restaurant sales                            $ 27,541        $ 26,182        $ 26,480
Total revenues                                31,138          29,260          29,295
Net income (loss)                              1,027             466            (558)
Net income (loss) per share:
    Basic                                       0.22            0.10           (0.12)
    Diluted                                     0.22            0.10           (0.12)
Weighted average shares outstanding:
    Basic                                      4,635           4,632           4,609
    Diluted                                    4,757           4,653           4,609

System-wide sales                           $ 77,706        $ 68,439        $ 65,119
Units in operation:
    Company-owned                                 37              35              35
    Franchised                                    67              58              51
                                            --------        --------        --------
    Total                                        104              93              86
                                            ========        ========        ========

         [GRAPH]                [GRAPH]                    [GRAPH]
         REVENUES          OPERATING INCOME           SAME-STORE SALES


* Excludes non-cash charge for impairment of long-lived assets of $1,362,000 in fiscal year 1999.

** Depicts percentage increase or decrease over previous year's systemwide same-store sales.

To Our Shareholders:

Welcome to our Back Yard! Fiscal year 2001 was a record year for sales and profits for Back Yard Burgers, Inc. I could not be more proud of our team and its accomplishments. We continue to solidify our position as a leading regional "premium" fast food provider, and we are making significant progress toward achieving this goal. Our Team continues to focus on building sales and profits. The switch to Black Angus beef produced positive results in 2001. It is the "gold" standard of beef. It demonstrates our commitment to "be the best." We implemented Black Angus system-wide on March 1, 2001.

We continue to strive to be the leader of "premium" fast food and to exploit what makes Back Yard Burgers better than the rest. Living by our Mission Statement - "OUR TEAM GUARANTEES THE HIGHEST DEGREE OF SERVICE AND THE BEST TASTING FOOD IN A PLEASANT ATMOSPHERE, EVERY DAY TO EVERY GUEST." Our team is working daily to make our product and our people a point of differentiation. We are serious about the taste of our food, and we are confident that it continues to build our guest base - they frequently tell us. The positive guest experience builds the value of our brand.

On January 2, 2002, we entered into an agreement with Tricon to test ten (10) Back Yard Burgers' restaurants with their concepts. Tricon will open up to ten Back Yard Burgers in a co-branding relationship with a Taco Bell, KFC, and/or Pizza Hut with the option to open up to 500 outlets depending on the outcome of the ten store test. We are proud to be selected as a "partner" with this "major" quick service restaurant company.

Our on-going strategies for success are as follows:

         FRANCHISING - We will continue to actively promote expansion by seeking highly qualified and experienced operators and awarding franchise and development territories in core regions and expanding territories as well. We believe our strongest growth vehicle is through adding franchise locations. Many of our current dedicated franchise owners will be adding restaurants in 2002.

         RESTAURANTS OPERATIONS - Our new prototype facility introduced in 2001 positions Back Yard Burgers as the "upscale" quick service restaurant in our category. It provides an attractive exterior and interior appearance, as well as the operational efficiencies needed to increase thru-put.

         PRODUCTS - We will focus on making our great tasting products even better. We are the leader in taste and quality in the quick-service restaurant industry. We will not sacrifice quality for price. Our system-wide introduction of the "Southern Style Chicken Tenderloins" in 2002 will build on our arsenal of delicious food.

         MARKETING - Our award winning marketing programs will continue to creatively promote our points of differentiation emphasizing what makes us better than the rest.

The year 2001 was a challenging year for our Country and our industry. The events of September 11 certainly made us all more appreciative of our freedom and our Nation. Our lives and the way we live will be changed forever. We must never forget the events and we, as a corporate citizen, must be more active in our communities to make them a better place to live and dine. We are committed to this goal!

Our achievements in 2001 were significant, but I also realize we must continue to successfully implement our strategies in order to take advantage of our tremendous growth opportunities. Our team is committed, experienced, and passionately working to build a successful restaurant company. The demographic trends are favorable given the desire for more flavorful, higher quality dining options. Our points of differentiation deliver a positive opportunity for our Company, our Guests, and our Shareholders. ENJOY!

Sincerely,



Lattimore M. Michael
Founder, Chairman and CEO

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


                      SELECTED CONSOLIDATED FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

         The selected consolidated financial data presented below for each of the years in the five-year period ended December 29, 2001 was derived from the company's audited Consolidated Financial Statements. The selected consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto included elsewhere herein.

                                        DECEMBER 29,     DECEMBER 30,      JANUARY 1,           JANUARY 2,          JANUARY 3,
                                            2001             2000             2000                 1999                1998
                                        ------------     ------------      ----------           ----------          ----------
OPERATIONS
Restaurant Sales                          $ 27,541         $ 26,182         $ 26,480             $ 25,082            $ 24,150
Total revenues                              31,138           29,260           29,295               27,364              26,034
Income (loss) before income taxes            1,579              728             (930)(1)              820                 162(3)
Net income (loss)                            1,027              466             (558)               1,171(2)              162

FINANCIAL POSITION
Total assets                              $ 19,508         $ 17,779         $ 18,340             $ 16,948            $ 13,155
Property and equipment, net                 14,176           12,569           13,211               13,365               9,451
Debt                                         5,772            5,403            6,178                5,458               3,081
Shareholders' equity                        10,591            9,555            9,058                9,586               8,298

OTHER DATA
Systemwide sales                          $ 77,706         $ 68,439         $ 65,119             $ 59,564            $ 55,798
Capital expenditures                         2,791            1,063            2,679                4,983               2,758

PER SHARE DATA
Net income (loss) - basic                 $   0.22         $   0.10         $  (0.12)            $   0.26            $   0.04
Net income (loss) - diluted               $   0.22         $   0.10         $  (0.12)            $   0.25            $   0.04
Dividends                                     0.00             0.00             0.00                 0.00                0.00
Market price at year end                      3.70             0.66             1.50                 1.94                3.00

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

         As of December 29, 2001, the Back Yard Burgers system included 104 restaurants, of which 37 were company-operated and 67 were franchised. The company's revenues are derived primarily from company-operated restaurant sales, franchise and area development fees and royalty fees. Certain expenses (cost of restaurant sales, restaurant operating expenses, depreciation, amortization and advertising) relate directly to company-operated restaurants, while general and administrative expenses relate to both company-operated restaurants and franchise operations. The company's revenues and expenses are affected by the number and timing of the opening of additional restaurants. Sales for new restaurants in the period immediately following their opening tend to be high because of trial by public and promotional activities. As a result, the timing of openings can affect the average volume and other period-to-period comparisons.

RESULTS OF OPERATIONS

         The following table sets forth the percentage relationship to total revenues, unless otherwise indicated, of certain items included in the company's historical operations and operating data for the periods indicated.

                                                                                FOR THE YEARS ENDED
                                                                  ---------------------------------------------
                                                                  DECEMBER 29,    DECEMBER 30,       JANUARY 1,
                                                                     2001             2000              1999
                                                                  ------------    ------------       ----------
     REVENUES
       Restaurant sales                                              88.5%            89.5%             90.4%
       Franchise and area development fees                            1.0              0.7               0.5
       Royalty fees                                                   6.4              5.6               5.1
       Advertising fees                                               1.6              1.6               1.9
       Other operating revenue                                        2.5              2.6               2.1
                                                                    -----            -----             -----
          Total revenue                                             100.0%           100.0%            100.0%
                                                                    =====            =====             =====


                                                                                FOR THE YEARS ENDED
                                                                  ---------------------------------------------
                                                                  DECEMBER 29,    DECEMBER 30,       JANUARY 1,
                                                                     2001             2000              1999
                                                                  ------------    ------------       ----------
     REVENUES
     COSTS AND EXPENSES
       Cost of restaurant sales (1)                                  31.9%            32.4%             33.8%
       Restaurant operating expenses (1)                             47.3             49.7              48.0
       General and administrative                                    12.6             12.1              12.4
       Advertising                                                    5.9              6.0               5.8
       Depreciation and amortization                                  4.4              4.7               4.6
       Impairment of long-lived assets                                 --               --               4.6
       Operating income                                               7.0              3.8              (1.3)
       Interest income                                                0.1              0.1               0.1
       Interest expense                                              (1.8)            (2.0)             (1.9)
       Other, net                                                    (0.2)             0.6                --
       Income before taxes                                            5.1              2.5              (3.2)
       Income tax expense/(benefit) (2)                              35.0             36.0             (40.0)
       Net Income                                                     3.3              1.6              (1.9)

(1)      As a percentage of restaurant sales.

(2)      As a percentage of income before taxes.

                                                             FOR THE YEARS ENDED
                                                 ---------------------------------------------
                                                 DECEMBER 29,    DECEMBER 30,       JANUARY 1,
                                                    2001             2000              1999
                                                 ------------    ------------       ----------
OPERATING DATA
     Restaurant sales (000's)
     Company-operated                            $  27,541         $  26,182         $  26,480
     Franchised                                     50,165            42,257            38,639
                                                 ---------         ---------         ---------
       Total                                     $  77,706         $  68,439         $  65,119
                                                 =========         =========         =========

AVERAGE ANNUAL SALES PER RESTAURANT OPEN
FOR A FULL YEAR (1)
     Company-operated                            $ 777,000         $ 740,000         $ 769,000
     Franchised                                    790,000           754,000           779,000
     Systemwide                                    784,000           748,000           775,000

NUMBER OF RESTAURANTS (2)
     Company-operated                                   37                35                35
     Franchised                                         67                58                51
                                                 ---------         ---------         ---------
       Total                                           104                93                86
                                                 =========         =========         =========

(1) Includes sales for restaurants open for entire trailing twelve-month period. Restaurants are included in the calculation after the completion of six months of operations, as sales during the period immediately after opening tend to be higher due to promotions and trial by public.

(2) Subsequent to December 29, 2001, one franchised restaurant and two company-operated restaurants were opened and two franchised restaurants were closed.


COMPARISON OF FISCAL YEAR 2001
TO FISCAL YEAR 2000

         RESTAURANT SALES increased 5.2% to $27,541,000 during 2001 from $26,182,000 during 2000. This increase is primarily the result of an increase in same-store sales at restaurants open for more than one year of 3.3% as well as the opening of two new corporate stores in 2001.

         FRANCHISE AND AREA DEVELOPMENT FEES were $320,000 during 2001, an increase of 58.4% from $202,000 in 2000. Thirteen new franchised restaurants were opened in 2001, compared to ten new franchised units opened in 2000. During 2001, the company also recorded $65,000 in fees relating to the cancellation of two franchise agreements and an area development agreement for five stores due to non-compliance with the required development schedules under the agreements.

         ROYALTY FEES increased 19.7% to $1,984,000 during 2001 compared with $1,658,000 during 2000. The increase is the result of an increase in franchised sales upon which the fees are based. The increase in franchised restaurant sales was due to a net unit growth of nine franchised stores, as well as an increase of 0.5% in same-store sales for franchised units.

         ADVERTISING FEES increased 7.5% to $502,000 for 2001 compared with $467,000 during 2000. The increase is primarily due to the increase in franchised restaurant sales, upon which the fees are based. The increase is partially offset by a $59,000 decrease in direct mail program fees, due to an elimination of a company-sponsored program at the beginning of 2001.

         OTHER REVENUES increased 5.3% to $791,000 for 2001 compared with $751,000 during 2000. The increase is due to increases in vendor rebates and is partially offset by a $44,000 decrease in revenues generated from sub-contractor vending sales, which began in March of 1999.

         COST OF RESTAURANT SALES, consisting of food and paper costs, totaled $8,797,000 during 2001 compared to $8,476,000 during 2000, decreasing to 31.9% as a percentage of restaurant sales during 2001 from 32.4% for 2000. The decrease is primarily attributable to the implementation of the company's new 100% Black Angus beef hamburgers in the fourth quarter of 2000, which resulted in improved margins on hamburger sales.

         RESTAURANT OPERATING EXPENSES, consisting of labor, supplies, utilities, rent and certain other unit level operating expenses, increased to $13,027,000 for 2001 from $13,007,000 during 2000, decreasing as a percentage of restaurant sales to 47.3% from 49.7% in 2000. The decrease is primarily due to a 1.4% decrease in labor as a percentage of restaurant sales over the year-earlier period and a 1.0% decrease in other unit level operating expenses as a percentage of sales.

         GENERAL AND ADMINISTRATIVE COSTS increased $404,000 to $3,935,000 during 2001 from $3,531,000 in 2000. The increase is due in part to the company recording a $111,000 reserve on a note receivable from a former franchisee and a $70,000 charge for a land lease relating to a restaurant building and equipment the company assumed as collateral under the provisions of the note during 2001. The company also incurred $89,000 in pre-opening expenses in 2001, for which there were no comparable costs in 2000. The remaining cost increases were related to general increases in spending in the areas of marketing, operations training, information technology and franchisee recruiting during 2001.

         ADVERTISING EXPENSE, which increased to $1,824,000 for 2001 from $1,760,000 during 2000, remained relatively flat as a percentage of total revenues at 5.9% in 2001 compared with 6.0% in 2000.

         INTEREST EXPENSE decreased 5.1% to $564,000 for the year ended December 29, 2001 from $594,000 in the year-earlier period. While debt outstanding as of December 29, 2001 was $5,772,000, which is 6.8% more debt than the $5,403,000 outstanding as of December 30, 2000, the company was able to renegotiate interest rates downward by 1.7% to 2.4% on approximately 45% of its outstanding debt during the fourth quarter of 2001. This resulted in interest savings of approximately $13,000 over the prior year.

         OTHER, NET expense was $49,000 in 2001 compared with $186,000 in income for the year ended December 30, 2000. This change is primarily due to the recognition of $256,000 in net gains on the sale of assets during fiscal year 2000 compared with a $1,000 net loss on the sale of assets during 2001. Also included in this category is other miscellaneous income and expenses, including franchise tax expense and these income and expense categories were relatively consistent during fiscal year 2000 and 2001.

         INCOME TAX EXPENSE, which increased by $290,000 to $552,000 from $262,000 in 2000, remained relatively flat as a percentage of pre-tax income at 35.0% in 2001 compared with 36.0% in 2000.


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

         Lease payments of $16,000 in 2001 and $49,000 in 2000 were incurred for these closed stores and charged against this reserve. A $70,000 charge was taken during 2001 for a land lease relating to a restaurant building and equipment the company assumed as collateral due to the default on a note receivable from a former franchisee. The company intends on selling the assets and has classified them as assets held for sale with a carrying value of $55,000. As of December 29, 2001, the company's remaining accrual for future lease obligations was $100,000, net of estimated sub-lease income.

LIQUIDITY AND CAPITAL RESOURCES

         Capital expenditures totaled $2,791,000 in 2001 and $1,063,000 in 2000. Generally, the company constructs its restaurant buildings on leased properties for its company-operated restaurants. The average monthly lease cost for the 15 company-operated restaurants on leased sites at December 29, 2001 is approximately $3,900 per month. For the 13 restaurants where the company leases the building as well as the site, the average monthly lease cost is approximately $5,300.

         Cash from operations for the company is primarily affected by net earnings adjusted for deferred franchise fees and non-cash expenses which consist primarily of depreciation and amortization. Depreciation and amortization totaled $1,383,000 in 2001 and $1,384,000 in 2000.

         Cash provided by operations in 2001 was $2,996,000 compared with $1,415,000 in 2000. In recent history, cash from operations and debt have been used for the addition of dining rooms to certain existing double drive-thru restaurants, new restaurants and equipment.

         As of December 29, 2001, the company had total long-term debt of $5,772,000 and unused lines of credit and loan commitments of potential additional borrowings of $1,626,000. During 2001, the company secured capital lease agreements with effective interest rates of approximately 9.4% to finance the acquisition of $222,000 of restaurant equipment, as well as two capital lease agreements for an aggregate amount of $950,000 with effective interest rates of approximately 8.9% to finance the construction of two restaurant buildings.

         On January 2, 2001, the company's board of directors adopted a stock repurchase plan that allows the company to repurchase up to 500,000 shares of its outstanding common stock. As of December 29, 2001, the company had repurchased 25,000 shares of common stock under the plan. The company expects to finance the cost to repurchase shares under the stock buyback program with existing cash on hand as well as internally generated funds.

         The company is budgeting capital expenditures of approximately $3 million in fiscal year 2002, excluding potential acquisitions and share repurchases. These capital expenditures primarily relate to the development of additional company-operated restaurants, store equipment upgrades, and enhancements to existing financial and operating information systems, including enhancements to our point-of-sale system. The company expects to fund these capital expenditures through borrowings under its existing line of credit and cash flow from operations. The company believes that existing cash and funds generated from internal operations, as well as borrowings under the line of credit, will meet the company's needs for the foreseeable future.

     The company has contractual obligations and commercial commitments including long-term debt, land lease obligations for company operated restaurants and office space for corporate operations. The table below presents, as of December 29, 2001, our future scheduled principal repayments of long-term debt and lease obligations (in thousands):

                                                                                           TOTAL
                                              LONG-TERM             LEASE               CONTRACTUAL
                                                DEBT             OBLIGATIONS         CASH OBLIGATIONS
                                               -------           -----------         ----------------
        2002                                   $   570             $ 1,486              $   2,056
        2003                                       763               1,345                  2,108
        2004                                     2,285               1,163                  3,448
        2005                                       229               1,029                  1,258
        2006                                       123                 839                    962
        Thereafter                               1,802               2,578                  4,380
                                               -------             -------               --------
                                               $ 5,772             $ 8,440               $ 14,212
                                               =======             =======               ========


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

         Less than 25% of the company's debt portfolio as of December 29, 2001, had variable rates or had maturity dates of less than two years. With every 25 basis point increase in interest rates, the company could be subject to additional interest expense of approximately $4,000 annually, depending on the timing of the rate changes and debt maturities.

         The company has considered the use of hedging instruments to minimize interest rate fluctuation risk, but based on the debt portfolio structure described above, no hedging program has been deemed necessary for the company at this time.

SEASONALITY AND INFLATION

         While the company does not believe that seasonality affects its operations in a materially adverse manner, first quarter results will generally be lower than other quarters due to seasonal climate conditions in the locations of many of its restaurants. Management does not believe that inflation has had a material effect on income during 2001. Increases in food, labor or other operating costs could adversely affect the company's operations. In the past, however, the company generally has been able to increase menu prices or modify its operating procedures to substantially offset increases in its operating costs.

CONVERSION OF PREFERRED STOCK

         In accordance with the provisions of the company's Restated Certificate of Incorporation regarding preferred stock, as a result of the company's having attained after-tax net income in excess of $600,000 during 1994, each share of preferred stock is convertible into one share of common stock, at the option of the holder. The company has notified preferred stockholders of their right to convert preferred stock to common stock and anticipates that all shares of preferred stock will be converted. Such conversion began on April 5, 1995, at which time there were 1,199,979 shares of preferred stock outstanding. As of December 29, 2001, only 19,763 shares have yet to be converted.

RECENT ACCOUNTING PRONOUNCEMENTS

         In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill and certain intangible assets will remain on the balance sheet and not be amortized. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary. The company implemented SFAS No. 141 on July 1, 2001 and does not expect this statement to have a material effect on the company's consolidated financial position or results of operations.

         In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 changes the accounting for goodwill and other indefinite-lived intangible assets from an amortization method to an impairment-only approach. Amortization of goodwill and other indefinite-lived intangible assets will cease upon adoption of this statement. The company is required to implement SFAS No. 142 on January 1, 2002 and it has not determined the impact that this statement will have on the company's consolidated financial position or results of operations.

         In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets effective for years beginning after December 15, 2001. This Statement supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, but retains the fundamental provision of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be held for sale. The statement requires that whenever events or changes in circumstances indicate that a long-lived asset's carrying value may not be recoverable, the asset should be tested for recoverability. The statement also requires that a long-lived asset classified as held for sale should be carried at the lower of its carrying value or fair value, less cost to sell. Management has not completed its evaluation of the potential impact of this statement on the company's consolidated financial position or results of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

         On an on-going basis, management evaluates company estimates, including those related to bad debts, carrying value of investments in property and equipment, goodwill, income taxes, contingencies and litigation. Management bases company estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

         Management believes the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

         The company maintains allowances for doubtful accounts for estimated losses resulting from the inability of our franchisees and other borrowers to make required payments. If the financial conditions of our customers or other borrowers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

         The company records an impairment charge when management believes long-lived assets including goodwill have been impaired such that future undiscounted cash flows would not recover their book value. Future adverse changes in market conditions or poor operating results of underlying restaurants could result in losses or an inability to recover their carrying value, thereby requiring an impairment charge in the future.

         The company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. Management has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. Should management determine that company will not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the periods such determination was made.

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

         During 2001, the price of beef, the largest single component of the cost of restaurant sales was relatively stable, although there were minor price adjustments throughout the year. Management of the company expects beef prices to potentially increase in the long term and that it could be difficult to raise menu prices to fully cover these anticipated increases due to the competitive state of the quick-service restaurant industry. Additional margin improvements would have to be made through operational improvements, equipment advances and increased volumes to help offset these potential increases.

         Due to the competitive nature of the restaurant industry, site selection continues to be challenging as the number of businesses vying for locations with similar characteristics increases. This will likely result in higher occupancy costs for prime locations.

         Company-operated same-store sales increased 3.3% during 2001 compared with a 5.6% decrease in 2000. Management attributes this increase to efforts in enhancing product quality by introducing 100% Black Angus beef products in all of its company-operated stores during the fourth quarter of 2000. Management will continue its strategy of further positioning the company as a premium fast-food chain in 2002.

         The future success of the company will be determined, to a great extent, by the ability to positively address these issues.

BACK YARD BURGERS, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

                                                                     DECEMBER 29,       DECEMBER 30,
                                                                        2001                2000
                                                                     ------------       ------------
                                ASSETS
Cash and cash equivalents                                             $   1,657          $   1,041
Receivables, less allowance for doubtful accounts of
$129 ($218 in 2000)                                                         582                402
Inventories                                                                 229                208
Income taxes receivable                                                      38                 --
Current deferred tax asset                                                  186                140
Prepaid expenses and other current assets                                    50                 58
                                                                      ---------          ---------
    Total current assets                                                  2,742              1,849
Property and equipment, at depreciated cost                              14,176             12,569
Intangible assets                                                         1,751              1,901
Noncurrent deferred tax asset                                               419                824
Notes receivable                                                            134                359
Other assets                                                                286                277
                                                                      ---------          ---------
                                                                      $  19,508          $  17,779
                                                                      ---------          ---------

                 LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable                                                      $     994          $     775
Accrued expenses                                                          1,368                987
Reserve for closed stores                                                   100                 46
Income taxes payable                                                         --                 29
Current installments of long-term debt                                      570                747
                                                                      ---------          ---------
    Total current liabilities                                             3,032              2,584
Long-term debt, less current installments                                 5,202              4,656
Deferred franchise and area development fees                                285                459
Other deferred income                                                       341                457
Other deferred liabilities                                                   57                 68
                                                                      ---------          ---------
    Total liabilities                                                     8,917              8,224
                                                                      ---------          ---------

Commitments and contingencies (Note 13)

Stockholders' equity
Preferred stock, $.01 par value; 2,000,000 shares authorized;
19,763 shares issued and outstanding                                         --                 --
Common stock, $.01 par value; 12,000,000 shares authorized;
4,645,019 shares issued and outstanding (4,646,103 in 2000)                  47                 47
Paid-in capital                                                          10,195             10,158
Treasury stock, at cost, 25,000 shares (zero shares in 2000)                (28)                --
Retained earnings / (deficit)                                               377               (650)
                                                                      ---------          ---------
    Total stockholders' equity                                           10,591              9,555
                                                                      ---------          ---------
    Total liabilities and stockholders' equity                        $  19,508          $  17,779
                                                                      =========          =========

BACK YARD BURGERS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                       YEARS ENDED
                                                     ----------------------------------------------
                                                     DECEMBER 29,      DECEMBER 30,       JANUARY 1,
                                                         2001              2000              2000
                                                     -----------       ----------         ---------
Revenues:
    Restaurant Sales                                  $  27,541         $  26,182                 $
                                                                                             26,480
    Franchise and area development fees                     320               202               132
    Royalty fees                                          1,984             1,658             1,508
    Advertising fees                                        502               467               568
    Other                                                   791               751               607
                                                      ---------         ---------         ---------
        Total revenues                                   31,138            29,260            29,295
                                                      ---------         ---------         ---------

Expenses:
    Cost of restaurant sales                              8,797             8,476             8,943
    Restaurant operating expenses                        13,027            13,007            12,709
    General and administrative                            3,935             3,531             3,619
    Advertising                                           1,824             1,760             1,701
    Depreciation and amortization                         1,383             1,384             1,355
    Impairment of long-lived assets                          --                --             1,362
                                                      ---------         ---------         ---------
        Total expenses                                   28,966            28,158            29,689
                                                      ---------         ---------         ---------
        Operating income (loss)                           2,172             1,102              (394)

    Interest income                                          20                34                30
    Interest expense                                       (564)             (594)             (566)
    Other, net                                              (49)              186                --
                                                      ---------         ---------         ---------
        Income before income taxes                        1,579               728              (930)

    Income tax benefit/(expense)                           (552)             (262)              372
                                                      ---------         ---------         ---------
    Net income (loss)                                 $   1,027         $     466         $    (558)
                                                      =========         =========         =========

    Income per share:
        Basic                                         $    0.22         $    0.10         $   (0.12)
                                                      =========         =========         =========
        Diluted                                       $    0.22         $    0.10         $   (0.12)
                                                      =========         =========         =========

    Weighted average number of common shares
    and common equivalent shares outstanding:
        Basic                                             4,635             4,632             4,609
                                                      =========         =========         =========
        Diluted                                           4,757             4,653             4,609
                                                      =========         =========         =========


          See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
CONSOLIDATED STATEMENTS IN STOCKHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT FOR NUMBER OF SHARES)

                                   PREFERRED STOCK           COMMON STOCK         TREASURY STOCK                RETAINED
                                 -------------------     --------------------    ----------------     PAID-IN   EARNINGS/
                                  SHARES      AMOUNT        SHARES     AMOUNT    SHARES    AMOUNT     CAPITAL   (DEFICIT)    TOTAL
                                 -------     -------     ----------    ------    ------    ------     -------   ---------   -------
Balance at January 2, 1999        23,123     $    --      4,596,471     $  46        --    $   --     $10,098    $  (558)   $ 9,586

Conversion of preferred stock     (3,360)         --          3,360        --                                                    --
Employee stock purchases                                     18,546        --                              30                    30
Net loss                                                                                       --                   (558)      (558)
                                 -------     -------     ----------     -----    ------    ------     -------    -------    -------
Balance at January 1, 2000        19,763          --      4,618,377        46        --        --      10,128     (1,116)     9,058

Employee stock purchases              --          --         27,726         1                              30                    31
Net income                                                                                     --                    466        466
                                 -------     -------     ----------     -----    ------    ------     -------    -------    -------
Balance at December 30, 2000      19,763          --      4,646,103        47        --        --      10,158       (650)     9,555

Employee stock purchases              --          --         17,776        --                              26                    26
Treasury stock purchases              --          --        (25,000)       --    25,000       (28)                              (28)
Exercise of stock options             --          --          6,140        --                              11                    11
Net income                                                                                                         1,027      1,027
                                 -------     -------     ----------     -----    ------    ------     -------    -------    -------
Balance at December 29, 2001      19,763     $    --      4,645,019     $  47    25,000    $  (28)    $10,195    $   377    $10,591
                                 -------     -------     ----------     -----    ------    ------     -------    -------    -------


          See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

                                                                                   YEARS ENDED
                                                                  ---------------------------------------------
                                                                  DECEMBER 29,     DECEMBER 30,      JANUARY 1,
                                                                      2001             2000             2000
                                                                  ------------     ------------      ----------
Cash flows from operating activities:
 Net income (loss)                                                  $  1,027         $    466         $   (558)
 Adjustments to reconcile net income to net cash
 Provided by operating activities:
    Depreciation of property and equipment                             1,225            1,245            1,251
    Impairment of long-lived assets                                       --               --            1,362
    Deferred income taxes                                                359              121             (529)
    Amortization of intangible assets                                    158              139              104
    Provision for losses on receivables                                  291              147              154
    Gain on sale of assets                                                 1             (256)              (2)
    Other deferred income                                               (116)            (176)             633
  (Increase) decrease in assets:
    Receivables                                                         (321)            (289)            (199)
    Inventories                                                          (21)             (44)              16
    Prepaid expenses and other current assets                              8               21               17
    Other assets                                                         (17)             (31)              (3)
 Increase (decrease) in liabilities:
    Accounts payable and accrued expenses                                600              121              250
    Reserve for closed stores                                             54              (49)             (29)
    Income taxes payable/receivable                                      (67)             (60)            (116)
    Other deferred liabilities                                           (11)              (7)              14
    Deferred franchise and area development fees                        (174)              67              138
                                                                    --------         --------         --------
        Net cash provided by operating activities                      2,996            1,415            2,503
                                                                    --------         --------         --------

Cash flows from investing activities:
    Additions to property and equipment                               (2,791)          (1,063)          (2,679)
    Proceeds from sale of property and equipment                          13              565              274
    Goodwill acquisition cost                                             --             (229)              --
    Proceeds on notes receivable                                          20               --               34
                                                                    --------         --------         --------
        Net cash used in investing activities                         (2,758)            (727)          (2,371)
                                                                    --------         --------         --------

Cash flows from financing activities:
    Issuance of stock                                                     37               31               30
    Principal payments on long-term debt                                (803)          (1,375)            (498)
    Proceeds from issuance of long-term debt                           1,172               --            1,218
    Treasury stock purchases                                             (28)              --               --
                                                                    --------         --------         --------
        Net cash provided (used) by financing activities                 378           (1,344)             750
                                                                    --------         --------         --------
        Net increase (decrease) in cash and cash equivalents             616             (656)             882
Cash and cash equivalents:
    Beginning of year                                                  1,041            1,697              815
                                                                    --------         --------         --------
    End of year                                                     $  1,657         $  1,041         $  1,697
                                                                    ========         ========         ========

Supplemental disclosure of cash flow information:
    Income taxes paid                                               $    260         $    201         $    273
                                                                    ========         ========         ========
    Interest paid                                                   $    560         $    577         $    566
                                                                    ========         ========         ========
 Noncash investing and financing activities
    Property and equipment sold for a note receivable               $     --         $    119         $     --
                                                                    ========         ========         ========
    Goodwill acquired with note payable                             $     --         $    600         $     --
                                                                    ========         ========         ========
    Assumption of collateral underlying note receivable             $     55         $     --         $     --
                                                                    ========         ========         ========



          See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY. Back Yard Burgers, Inc. (the "Company") owns and operates quick-service and fast-casual restaurants and is engaged in the sale of franchises in Back Yard Burgers and the collection of royalties based upon related franchise sales. The Company grants franchise rights for the use of "Back Yard Burgers," "BYB" or "BY Burgers" trade names and other associated trademarks, signs, emblems, logos, slogans and service marks which have been or may be developed. At December 29, 2001, the Company operated 37 restaurants in three states (Mississippi, Arkansas and Tennessee) and franchised 67 restaurants in 17 states.

CONSOLIDATION POLICY. The financial statements include the accounts of Back Yard Burgers, Inc. and its wholly owned subsidiaries, Little Rock Back Yard Burgers, Inc., BYB Properties, Inc. and Atlanta Burgers BYB Corporation, as well as Back Yard Burgers National Advertising Fund. All significant intercompany transactions have been eliminated.

FISCAL YEAR. The Company maintains its financial records on a 52-53 week fiscal year ending on the Saturday closest to December 31. The year ended December 29, 2001, December 30, 2000 and January 1, 2000 were all 52 week years.

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

INTANGIBLE ASSETS. Intangible assets consist of the excess of the cost of acquired companies and assets over the values assigned to net tangible assets. These intangibles are being amortized by the straight-line method over an 18 year period. Accumulated amortization totaled $908,000 at December 29, 2001 and $758,000 at December 30, 2000.

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

Lease payments of $16,000 in 2001 and $49,000 in 2000 were incurred for these closed stores and charged against this reserve. A $70,000 reserve was taken during 2001 for a land lease relating to a restaurant building and equipment the company assumed as collateral due to the default on a note receivable from a former franchisee. The company intends on selling the assets and has classified them as assets held for sale with a carrying value of $55,000. As of December 29, 2001, the company's remaining accrual for future lease obligations was $100,000, net of estimated sub-lease income.

PREFERRED STOCK. In accordance with the provisions of the Company's Restated Certificate of Incorporation regarding preferred stock, each share of preferred stock is convertible into one share of common stock, at the option of the holder. As of December 29, 2001, all but 19,763 shares of preferred stock had been converted to common stock.

EARNINGS PER SHARE. The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share, which requires the presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity (Note 13).

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


FAIR VALUE OF FINANCIAL INSTRUMENTS. At December 29, 2001, the Company did not have outstanding any financial derivative instruments. The carrying amounts of cash and receivables approximate fair value because of the short maturity of those instruments. The fair value of the Company's long-term debt is estimated based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities. At December 29, 2001, and December 30, 2000, the fair value was approximately $6.2 million and $5.4 million, respectively.

NOTE 2 - RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill and certain intangible assets will remain on the balance sheet and not be amortized. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary. The company implemented SFAS No. 141 on July 1, 2001 and does not expect this statement to have a material effect on the company's consolidated financial position or results of operations.

 In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 changes the accounting for goodwill and other indefinite-lived intangible assets from an amortization method to an impairment-only approach. Amortization of goodwill and other indefinite-lived intangible assets will cease upon adoption of this statement. The company is required to implement SFAS No. 142 on January 1, 2002 and it has not determined the impact that this statement will have on the company's consolidated financial position or results of operations.

In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets effective for years beginning after December 15, 2001. This Statement supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, but retains the fundamental provision of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be held for sale. The statement requires that whenever events or changes in circumstances indicate that a long-lived asset's carrying value may not be recoverable, the asset should be tested for recoverability. The statement also requires that a long-lived asset classified as held for sale should be carried at the lower of its carrying value or fair value, less cost to sell. Management has not completed its evaluation of the potential impact of this statement on the company's consolidated financial position or results of operations.

NOTE 3 - ACCOUNTS RECEIVABLE

Corporate receivables and National Advertising Fund receivables represent amounts due from franchisees for contractual obligations and for product purchases. A summary of accounts receivable follows:

                                           DECEMBER 29,    DECEMBER 30,
                                               2001           2000
                                           ------------    ------------
                                                  (IN THOUSANDS)
Corporate receivables                        $   264         $   303
National Advertising Fund receivables             98             163
Credit card receivables                           22              --
Rebate receivables                               201              61
Other                                            126              93
                                             -------         -------
                                                 711             620
Allowance for doubtful receivables              (129)           (218)
                                             -------         -------
                                             $   582         $   402
                                             -------         -------

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4 - PROPERTY AND EQUIPMENT

Summaries of property and equipment follow:

                                               DECEMBER 29,     DECEMBER 30,
                                                   2001             2000
                                               ------------     ------------
                                                  (IN THOUSANDS)
Land                                             $   3,784         $   3,452
Buildings                                            7,547             6,552
Building and site improvements                       3,011             2,926
Fixtures and equipment                               7,344             6,026
Transportation Vehicles                                247               229
Assets held for sale                                    55                --
                                                 ---------         ---------
                                                    21,988            19,185
Accumulated depreciation and amortization           (7,812)           (6,616)
                                                 ---------         ---------
                                                 $  14,176         $  12,569
                                                 ---------         ---------


NOTE 5 - INVESTMENT IN JOINT VENTURES

The Company has invested a total of $200,000 for 23%-25% interests in four joint ventures for the purpose of operating Back Yard Burgers restaurants. Two of the joint ventures purchased the building and land from the Company. No gain or loss was recorded by the Company in connection with these sales. Two joint ventures purchased land from a third party and built a building. The Company then entered into a long-term lease with each joint venture. Three of the leases are accounted for as financing leases and the fixed assets are recorded on the Company's balance sheet along with the present value of the future lease commitments. The remaining lease is accounted for as an operating lease. The Company has guaranteed 23%-25% of the long-term debt obtained by the joint ventures to finance the construction of the restaurants. At December 29, 2001, approximately $300,000 of such debt is guaranteed by the Company.

Each of the above investments is recorded at cost as there is no material difference between the cost and equity method of accounting for any of these investments.


NOTE 6 - DEFERRED FRANCHISE AND AREA DEVELOPMENT FEES

At December 29, 2001, deferred fees received for certain franchise and area development rights, net of commissions paid, include amounts sold during the following years (in thousands):

                  2001                         $   52
                  Previous years                  233
                                               ------
                                               $  285
                                               ======

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 - INDEBTEDNESS

Long-term debt is collateralized by property and equipment with a net book value aggregating $7,408,000 and a portion is guaranteed by the personal endorsements of certain stockholders. The balances consist of the following:

                                                                              DECEMBER 29,      DECEMBER 30,
                                                                                  2001              2000
                                                                              ------------     -------------
Notes payable to financial institutions, payable in monthly installments
Ranging from $3,250 to $9,154, including interest ranging from 6.0% to
9.6%                                                                            $  2,685         $  2,926

Financing lease transactions, payable in monthly installments ranging from $4,645 to $4,850, and effective interest rates ranging from 8.9%
to 9.4%                                                                            1,107               --

Note payable to franchisee related to 2000 acquisition, payable
In quarterly installments of $150,000 plus interest of prime plus 1.0%                --              300

Financing lease transactions to Lester's Back Yard burgers Joint
Venture I, II and IV (See Note 4), payable in monthly installments ranging from $5,450 to $7,900 and effective interest rates ranging from
12.0% to 12.5%                                                                     1,317            1,376

Notes payable to a leasing company, payable in monthly installments
ranging from $1,122 to $5,643 including interest of 14.1%                            663              801
                                                                                --------         --------
                                                                                   5,772            5,403
Less current installments                                                           (570)            (747)
                                                                                --------         --------
    Total                                                                       $  5,202         $  4,656
                                                                                ========         ========

The principal maturities of all long-term debt subsequent to 2001 are as follows: $570,000 in 2002, $763,000 in 2003, $2,285,000 in 2004, $229,000 in
2005, $123,000 in 2006 and $1,802,000 thereafter.

The Company has a line of credit with a financial institution for $750,000. The line of credit is collateralized by real property. There were no borrowings outstanding under the agreement at December 29, 2001 and December 30, 2000.

On October 4, 1996, the Company received a commitment (the "Commitment") from a leasing company for a loan transaction. The Commitment provides the Company with up to $2,000,000 and bears interest of approximately 14.1%. The Commitment is secured by certain real and personal property to be constructed and/or acquired with the commitment proceeds. As of December 29, 2001, borrowings outstanding under the commitment are $663,000, and $876,000 is available under the note payable.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - OPERATING LEASES

Operating leases relate to leased land sites for company-operated restaurants and office space for corporate operations. All leases contain renewal options. The future minimum rental payments under operating lease agreements as of December 29, 2001 are as follows (in thousands):

      2002                             $ 1,486
      2003                               1,345
      2004                               1,163
      2005                               1,029
      2006                                 839
      Thereafter                         2,578
                                       -------
                                       $ 8,440
                                       -------

Rent expense was $1,255,000, $1,202,000 and $1,128,000 in 2001, 2000 and 1999,
respectively.

NOTE 9 - RELATED PARTY TRANSACTIONS

On October 3, 1999, the Company sold a company-operated restaurant, along with future development rights for a specified area contiguous to the restaurant, to a former officer of the company and a current member of the board of directors of the Company. The restaurant was sold at book value and will continue to be operated as a franchised restaurant.

NOTE 10 - INCOME TAXES

Income tax expense for the following tax years is comprised of (in thousands):

                           2001        2000          1999
                          AMOUNT      AMOUNT        AMOUNT
                         -------     -------       -------
Federal, Current         $   193     $   141       $   157
Federal, Deferred            359         121          (529)
State, Current                --          --            --
State, Deferred               --          --            --
                         -------     -------       -------
                         $   552     $   262       $  (372)
                         -------     -------       -------

Deferred income taxes are provided in recognition of the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The deferred tax assets (liabilities) comprise the following:

                                                         DECEMBER 29,     DECEMBER 30,
                                                            2001             2000
                                                         -----------      -----------
                                                                (IN THOUSANDS)
Current
Current deferred tax assets:
    Allowance for doubtful receivable                           44              112
    Accrued expenses                                            61               31
    Other                                                       89               --
                                                          --------         --------
                                                               194              143
Current deferred tax liabilities                                (8)              (3)
                                                          --------         --------
Net current deferred tax asset                                 186              140
                                                          ========         ========

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Noncurrent
Noncurrent deferred tax assets:
    Franchise fees                                                  32               88
    Net operating loss carryforwards                               192              130
    Alternative minimum tax credit carryforwards                   119              283
    Goodwill amortization                                          186              228
    Other deferred income                                          131              155
    Other                                                           90              145
                                                              --------         --------
        Gross noncurrent deferred tax assets                       750            1,029
                                                              --------         --------

Noncurrent deferred tax liabilities:
    Depreciation                                                  (139)             (75)
                                                                               --------
        Gross noncurrent deferred tax liabilities                 (139)             (75)
                                                              --------         --------

    Net noncurrent deferred tax assets                             611              954
    Deferred tax asset valuation allowance                        (192)            (130)
                                                              --------         --------
                                                                   419              824
                                                              ========         ========


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

A reconciliation of the statutory Federal income tax rate to the income tax provision is as follows:

                                               2001                       2000                        1999
                                      ----------------------     ----------------------      -----------------------
                                        AMOUNT          %          AMOUNT          %           AMOUNT          %
                                      ---------      -------     ---------      -------      ---------      --------
Computed "expected" tax               $     552         35.0     $     255         35.0      $    (325)       (35.0)
State income taxes, net of federal
 income tax effect                           --           --            --           --             --           --
Goodwill amortization                        15          1.0            15          2.0              7          1.0
Other                                       (15)        (1.0)           (8)        (1.0)           (54)        (6.0)
                                      ---------      -------     ---------      -------      ---------      -------
                                      $     552         35.0     $     262         36.0      $    (372)       (40.0)
                                      ---------      -------     ---------      -------      ---------      -------

As of December 29, 2001, the Company has net operating loss carryforwards available for state income tax reporting purposes on a consolidated basis of approximately $4.7 million. These net operating loss carryforwards expire between 2004 and 2016.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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


NOTE 12 - STOCK OPTION AND BENEFIT PLANS

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

In May 1995, the Board of Directors of the Company and the shareholders authorized the adoption of an Incentive Award Plan ("IAP") for the Company's employees. An aggregate of 450,000 shares of common stock may be granted under the IAP, as amended in May 1997. Options granted under the IAP may be designated by the Compensation Committee of the Board of Directors as Incentive Stock Options or Non-Qualified Stock Options. Non-Qualified Stock Options granted under the IAP may not be granted at a price less than par value of the common stock. Incentive Stock Options granted under the IAP may not be granted at a price less than the fair market value of the common stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares for which options are granted to any employee during any calendar year may not exceed $100,000. The term of the options shall be set by the Compensation Committee of the Board of Directors and no term shall exceed a reasonable time period. In the case of Incentive Stock Options, the term shall not be more than ten years from the date of grant. During 2001, the Company granted options for an aggregate of 146,000 shares of common stock at exercise prices of $0.66 and $3.70 per share, which equaled fair market value at grant date.

A summary of activity in the above two option plans for the years ended December 29, 2001, December 30, 2000 and January 1, 2000 follows:

                                               2001                              2000                              1999
                                     -------------------------         ------------------------          ------------------------
                                                    WEIGHTED                           WEIGHTED                          WEIGHTED
                                                     AVERAGE                            AVERAGE                          AVERAGE
                                                     EXERCISE                          EXERCISE                          EXERCISE
                                     OPTIONS          PRICE            OPTIONS          PRICE            OPTIONS           PRICE
                                     -------        ---------          -------         --------          -------         --------
Outstanding at beginning of          346,635         $   2.32          268,358         $   2.82          297,127         $   3.03
Granted                              146,000             0.86          142,400             1.34          100,281             1.77
Exercised                             (6,140)            1.78               --               --               --               --
Canceled                             (45,528)            2.19          (64,123)            2.28         (129,050)            2.47
                                    --------                          --------                          --------
Outstanding at end of year           440,967             1.86          346,635             2.32          268,358             2.82
                                    --------                          --------                          --------
Exercisable at end of year           313,844             2.22          274,243             2.56          227,439             3.01
                                    ========                          ========                          ========

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A summary of information about the Company's stock options outstanding at December 29, 2001 follows:

                                        WEIGHTED                                      WEIGHTED
                                        AVERAGE         WEIGHTED                       AVERAGE         WEIGHTED
   RANGE OF                            REMAINING         AVERAGE                      REMAINING         AVERAGE
   EXERCISE            OPTIONS        CONTRACTUAL       EXERCISE      OPTIONS        CONTRACTUAL       EXERCISE
    PRICES           OUTSTANDING          LIFE            PRICE      EXERCISABLE        LIFE             PRICE
---------------      -----------      -----------       --------     ----------      -----------       --------
  $0.50 - $1.00         130,000           9.0           $  0.67          44,200           9.0          $  0.67
  $1.00 - $2.00         214,971           7.6              1.54         177,747           7.4             1.58
  $2.00 - $3.00          23,448           6.4              2.36          21,329           6.1             2.31
  $3.00 - $4.00          28,870           4.3              3.17          26,890           3.9             3.14
  $5.00 - $6.00          43,678           1.7              5.79          43,678           1.7             5.79
---------------        --------        ------           -------       ---------        ------          -------
  $0.50 - $6.00         440,967           7.1           $  1.86         313,844           6.5          $  2.22
---------------        --------        ------           -------       ---------        ------          -------

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 2001, 2000 and 1999 under the plan consistent with the method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, the Company's operating results for 2001, 2000 and 1999 would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                      2001             2000             1999
                                   ---------        ---------        ---------
Net income:
    As reported                    $   1,027        $     466        $    (558)
    Pro forma                            954              380             (623)

Basic earnings per share:               0.22             0.10            (0.12)
    As reported                         0.21             0.08            (0.14)
    Pro forma

Diluted earnings per share:
    As reported                         0.22             0.10            (0.12)
    Pro forma                           0.20             0.08            (0.14)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions using grants in 2001, 2000 and 1999, respectively:

                                     2001         2000         1999
                                     ----         ----         ----
Average expected life (years)         5.0          4.4          7.0
Average expected volatility          62.2%        63.0%        63.3%
Risk-free interest rates              5.0%         6.5%         5.6%
Dividend yield                        0.0%         0.0%         0.0%

The pro forma results reported above will not be representative of the effect on operating results for future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Additionally, under the IAP, the Compensation Committee of the Board of Directors may award Restricted Stock and/or a Performance Award to selected employees. A Performance Award shall mean cash bonus, stock bonus or other performance or incentive award that is paid in cash, stock or a combination of both. The Company has not issued any Restricted Stock or Performance Awards.

In May 1995, the Board of Directors of the Company and the shareholders authorized the adoption of an Employee Stock Purchase Plan ("ESPP") for the Company's employees. An aggregate of 225,000 shares of common stock may be issued under the ESPP. Shares purchased under the ESPP shall be sold to participants at 85% of the reported price and the maximum number of shares that can be purchased by a participant is 1,000 shares per quarter. The ESPP shall continue in effect through May 31, 2005. During 2001, 2000 and 1999, 17,776, 27,726 and 18,546 shares were purchased, respectively, under the ESPP. As of December 29, 2001, a total of 108,651 shares have been purchased under the ESPP since its inception in May 1995.


NOTE 13 - EARNINGS PER SHARE

A reconciliation of basic earnings per share to diluted earnings per share follows (in thousands, except per share data):

                                        2001                          2000                         1999
                             --------------------------    ---------------------------   --------------------------
                                              PER-SHARE                      PER-SHARE                    PER-SHARE
                             INCOME   SHARES    AMOUNT     INCOME   SHARES    AMOUNT     INCOME   SHARES   AMOUNT
BASIC EPS
Income available to
common stockholders          $1,027    4,635    0.22        $ 466    4,632     0.10      $(558)    4,609    (0.12)

EFFECT OF DILUTIVE
SECURITIES
Convertible preferred
stock                                     20                            20                            --
Stock options                            102                             1                            --
                             ------    -----    ----        -----    -----     ----      -----     -----    -----
DILUTED EPS
Income available to
common stockholders
plus assumed
Conversions                 $1,027    4,757    0.22        $ 466    4,653     0.10      $(558)    4,609    (0.12)
                            ======    =====    ====        =====    =====     ====      =====     =====    =====


Options to purchase shares of the Company's common stock were outstanding during the years 2001, 2000 and 1999, but were not included in the computation of diluted EPS because the exercise price was greater than the average market price of common shares. The options were still outstanding as of December 29, 2001. Income available to common stockholders for each year presented above has not been affected by preferred dividends because the Company has not declared any dividends on its preferred shares. The convertible preferred stock and stock options are anti-dilutive and thus are not considered in the calculation of diluted earnings per share in 1999.


NOTE 14 - COMMITMENTS AND CONTINGENCIES

CONCENTRATION OF RISK. Financial instruments which potentially subject the Company to concentration of credit risk are primarily cash and cash equivalents and receivables. The Company places its cash and cash equivalents in insured depository institutions and attempts to limit the amount of credit exposure to any one institution. At

BACK YARD BURGERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 29, 2001, the Company's uninsured cash balance totaled $1,283,000. The Company performs ongoing credit evaluations of its customers and when necessary maintains reserves for potential credit losses on receivables, which are not collateralized.

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


NOTE 15 - SUBSEQUENT EVENTS

On January 2, 2002, the company entered a Development Agreement with Tricon Global Restaurants, Inc. Under the terms of the Development Agreement, Back Yard Burgers granted Tricon Global Restaurants, Inc. the right to use the Back Yard Burgers trademarks in the United States in connection with the establishment and operation of up to ten Back Yard Burgers outlets as part of multi-brand units with Taco Bell, Pizza Hut and/or KFC operations. It is anticipated that at least six of the first ten outlets will be constructed and opened in 2002 with the remaining four to be constructed and opened by no later than 2003. The initial site has been selected in Shepherdsville, Kentucky and is an existing Taco Bell that is being converted into a Taco Bell-Back Yard Burgers co-branded restaurant. The opening for this co-branded restaurant is expected to be on or around March 27, 2002. No other sites for development under this agreement have been finalized at this point.

The Development Agreement also grants to Tricon Global Restaurants, Inc. an option to co-brand up to 500 restaurants within certain geographic areas if the development schedule for the initial ten outlets is being met.

                                                  [PRICEWATERHOUSECOOPERS LOGO]
REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of Back Yard Burgers, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Back Yard Burgers, Inc. and its subsidiaries at December 29, 2001, and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


Memphis, Tennessee
February 15, 2002


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

         The 2001 consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, in accordance with generally accepted auditing standards. PricewaterhouseCoopers LLP was recommended by the audit committee of the board of directors, selected by the board of directors and ratified by the company's stockholders. The independent accountants develop and maintain an understanding of the company's systems and procedures and perform such tests and other procedures, including tests of the internal accounting controls, as they deem necessary to enable them to express an opinion on the fairness of the consolidated financial statements. Such opinion, based upon their audits of the consolidated financial statements, is contained in this Annual Report.



Lattimore M. Michael                                  Michael G. Webb
Founder, Chairman and Chief Executive Officer          Chief Financial Officer

                             DIRECTORS AND OFFICERS


BOARD OF DIRECTORS

Lattimore M. Michael
  Chairman and Chief Executive Officer

William N. Griffith
  Executive Vice President
    And Secretary-Treasurer

W. Kurt Henke
  Partner
  Henke-Bufkin
  (attorneys-at-law)

Jim L. Peterson
  Bojangles Restaurants, Inc. -
    Chairman Emeritus

William B. Raiford, III
  Of Counsel
   Merkel & Cocke
  (attorneys-at-law)

Joseph L. Weiss
  President, A. Weiss Company
  (franchisee)



OFFICERS

Lattimore M. Michael
  Chairman and Chief Executive Officer

Michael W. Myers
  President and Chief Operating Officer

William N. Griffith
 Executive Vice President and Secretary-Treasurer

Michael G. Webb
  Chief Financial Officer

                              CORPORATE INFORMATION


CORPORATE OFFICES
1657 N. Shelby Oaks Dr., Suite 105
Memphis, TN 38134
901-367-0888

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ  07016
800-368-5948

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
Memphis, Tennessee

GENERAL COUNSEL
Henke-Bufkin
Professional Corporation
Clarksdale, Mississippi

SECURITIES COUNSEL
Kutak Rock, LLP
Little Rock, Arkansas

ANNUAL MEETING OF STOCKHOLDERS
The company will hold its annual meeting of stockholders on May 16, 2002, at 10:00 a.m. local time, at The Ridgeway Inn, 5679 Poplar Avenue, in Memphis, Tennessee. Stockholders of record as of March 22, 2002, are invited to attend this meeting.

ANNUAL REPORT ON FORM 10-K
A copy of the company's Annual Report on Form 10-K for the year ended December 29, 2001, as filed with the Securities and Exchange Commission, may be obtained by stockholders of record without charge upon request to the company.

STOCKHOLDER ACCOUNT ASSISTANCE
For address changes, registration changes, lost stock certificates, or if you are receiving duplicate copies of the Annual Report, please contact Registrar and Transfer Company at the address or number listed above.

STOCK MARKET INFORMATION
The company's common stock trades on the Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol BYBI. At March 22, 2002, the company had approximately 4,400 stockholders, including beneficial owners holding shares in nominee or "street" name.

Back Yard Burgers completed its initial public offering of common stock in June 1993 and began public trading on June 25, 1993. The table below sets forth the high and low closing bid prices for the two-year period ended December 29, 2001:

QUARTER ENDED:              HIGH           LOW
April 1, 2000              $ 1.56         $ 1.19
July 1, 2000               $ 1.44         $ 1.06
September 30, 2000         $ 1.38         $ 1.13
December 30, 2000          $ 1.25         $ 0.59

March 31, 2001             $ 1.38         $ 0.94
June 30, 2001              $ 2.08         $ 1.12
September 29, 2001         $ 2.91         $ 1.65
December 29, 2001          $ 3.65         $ 2.02


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